OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                              REN CORPORATION-USA
                                       AT
                              $20.00 NET PER SHARE
                                       BY
                             REN ACQUISITION CORP.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                   GAMBRO AB

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON TUESDAY, OCTOBER 17, 1995, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES, OTHER THAN SHARES OWNED BENEFICIALLY BY OR OF RECORD BY GAMBRO OR ANY OF ITS AFFILIATES.

    THE BOARD OF DIRECTORS OF REN CORPORATION-USA, ACTING ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, UNANIMOUSLY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF REN CORPORATION-USA OTHER THAN GAMBRO AND ITS AFFILIATES, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                              -------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his shares of Common Stock, no par value (the "Shares"), of REN Corporation-USA should either
(1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in "THE TENDER OFFER -- Section
3. Procedures for Accepting the Offer and Tendering Shares" or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he desires to tender such Shares.

    A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in "THE TENDER
OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

    Questions or requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
                              -------------------

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
       PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE
          ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS
             DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                              -------------------

                      The Dealer Manager for the Offer is:

                              UBS SECURITIES INC.

September 19, 1995

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
INTRODUCTION..........................................................................    -1-

SPECIAL FACTORS.......................................................................    -3-
    Background of the Offer and the Merger............................................    -3-
    Recommendation of the Special Committee and the Company's Board of Directors;
     Fairness of the Offer and the Merger.............................................    -8-
    Presentation and Opinion of Financial Advisor to the Special Committee............    -9-
    Position of Gambro, COBE and Purchaser Regarding Fairness of the Offer and the
      Merger..........................................................................   -12-
    Report of Financial Advisor to COBE...............................................   -12-
    Purpose and Effects of the Offer and the Merger...................................   -14-
    Plans for the Company After the Offer and the Merger..............................   -15-
    Appraisal Rights of Stockholders..................................................   -16-
    Interests of Certain Persons in the Offer and the Merger..........................   -17-
    The Merger Agreement..............................................................   -19-
    Certain U.S. Federal Income Tax Consequences......................................   -23-
    Certain Litigation Relating to the Offer and the Merger...........................   -24-
    Fees and Expenses.................................................................   -24-

THE TENDER OFFER......................................................................   -25-
1. Terms of the Offer; Expiration Date................................................   -25-
2. Acceptance for Payment and Payment for Shares......................................   -26-
3. Procedures for Accepting the Offer and Tendering Shares............................   -27-
4. Withdrawal Rights..................................................................   -28-
5. Price Range of Shares..............................................................   -29-
6. Certain Information Concerning the Company.........................................   -30-
7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive...............   -33-
8. Financing of the Offer and the Merger..............................................   -37-
9. Dividends and Distributions........................................................   -40-
10. Certain Conditions of the Offer...................................................   -40-
11. Fees and Expenses.................................................................   -41-
12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange
Act Registration......................................................................   -41-
13. Certain Legal Matters and Regulatory Approvals....................................   -42-
14. Miscellaneous.....................................................................   -44-

SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, COBE, GAMBRO AND INCENTIVE

SCHEDULE II   TEXT OF CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT

SCHEDULE III  FINANCIAL INFORMATION CONCERNING REN CORPORATION-USA

SCHEDULE IV   OPINION OF ALEX. BROWN & SONS INCORPORATED

To the Holders of Common Stock of
REN Corporation-USA:

                                  INTRODUCTION

    REN Acquisition Corp., a Tennessee corporation ("Purchaser") and a wholly owned subsidiary of COBE Laboratories, Inc., a Colorado corporation ("COBE"), hereby offers to purchase all outstanding shares of Common Stock, no par value (the "Shares"), of REN Corporation-USA, a Tennessee corporation (the "Company"), other than Shares owned beneficially by or of record by Gambro (as defined below), COBE, Purchaser or any of their affiliates, at a price of $20.00 per Share (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

    COBE is a Colorado corporation. Its principal executive offices are located at 1185 Oak Street, Lakewood, Colorado 80215. COBE and its subsidiaries design, develop, manufacture, distribute, sell and service medical and therapeutic systems for four medical market segments: cardiovascular, nephrology, apheresis and blood banking. COBE is a direct wholly owned subsidiary of Gambro GmbH, a German corporation, which is a direct wholly owned subsidiary of Gambro AB, a Swedish corporation ("Gambro"). Gambro GmbH's principal executive offices are located at Holger Crafoord, Strasse 26, Postfach 1323, D7450, Hechingen, Germany. Gambro is a global medical technology company engaged principally in the design, development, production, distribution, sale and service of medical and therapeutic systems and products in three areas: renal care; cardiovascular surgery; and blood component technology. Gambro's principal executive offices are located at P.O. Box 10101 Magistratsvagen 16, S-220 10 Lund, Sweden. Incentive AB, a Swedish corporation ("Incentive"), owns shares representing approximately 58.4% of the total voting power of Gambro. Incentive is an international industrial group engaged principally in the following areas: medical technology; engineering and manufacturing for the automative industry; the manufacture of indoor environment control and monitoring products and systems; and the production, sale and service of materials handling equipment, especially for marine cargo. Incentive's principal executive offices are located at Hamngatan 2, P.O. Box 7373, 10391, Stockholm, Sweden.

    Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of UBS Securities Inc. ("UBS"), which is acting as Dealer Manager for the Offer (in such capacity, the "Dealer Manager"), Bank of New York (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See "THE TENDER OFFER -- Section 11. Fees and Expenses".

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), ACTING ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE BOARD (THE "SPECIAL COMMITTEE"), UNANIMOUSLY HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY OTHER THAN GAMBRO, COBE, PURCHASER AND THEIR AFFILIATES, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Special Committee's financial advisor, Alex. Brown & Sons Incorporated ("Alex. Brown"), has delivered to the Special Committee its written opinion that the $20.00 per Share cash consideration to be received by the holders of Shares, other than Gambro, Purchaser, COBE or any of their affiliates, pursuant to the Merger Agreement is fair to the holders of such Shares from a financial point of view as of the date of delivery of such opinion. A copy of the opinion of Alex. Brown is set forth in Schedule IV hereto and is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being mailed to stockholders herewith. See "SPECIAL
FACTORS -- Presentation and Opinion of Financial Advisor to the Special Committee".

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST A MAJORITY OF THE THEN OUTSTANDING SHARES, OTHER THAN SHARES OWNED BENEFICIALLY BY OR OF RECORD BY GAMBRO, COBE, PURCHASER OR ANY OF THEIR AFFILIATES (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION MAY NOT BE WAIVED WITHOUT THE PRIOR WRITTEN CONSENT OF THE SPECIAL COMMITTEE. SEE "THE TENDER OFFER -- SECTION 10. CERTAIN CONDITIONS OF THE OFFER", WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 12, 1995 (the "Merger Agreement"), among Gambro, COBE, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Tennessee Business Corporation Act ("Tennessee Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of COBE. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company or owned by Purchaser, COBE or any direct or indirect wholly owned subsidiary of COBE or of the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights under Tennessee Law) will be cancelled and converted automatically into the right to receive $20.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is more fully described in "SPECIAL FACTORS -- The Merger Agreement".

    The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the purchase by Purchaser of all Shares validly tendered in the Offer and the approval and adoption of the Merger and the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, as required by Tennessee Law and the Charter of the Company. See "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger". The Company has advised Purchaser that as of September 13, 1995, there were 18,951,834 Shares issued and outstanding, 530 record holders of Shares, 542,225 shares of Common Stock subject to options (the "Options") granted pursuant to the Company's Non-Statutory Stock Option Plan of 1988, as amended (the "Stock Option Plan"), 9,344 shares of Common Stock subject to Options granted pursuant to the Company's Employee Stock Purchase Plan, as amended, of July 1, 1994 (the "ESPP") and warrants (the "Warrants") to acquire 74,000 shares of Common Stock. On September 12, 1995, COBE contributed to the capital of Purchaser all the Shares owned by COBE. Accordingly, Purchaser presently owns 10,036,221 of the outstanding Shares, constituting approximately 53% of the outstanding Shares. Pursuant to the Merger Agreement, Gambro, COBE and Purchaser have agreed to cause all Shares owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger and the Merger Agreement and the transactions contemplated thereby at any meeting of stockholders at which such matters are to be voted upon. Even if all of the outstanding Options and Warrants were to be exercised, thereby resulting in the issuance of 625,569 additional Shares, Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement without the approval of any other stockholder of the Company. However, because it is a condition to the Merger that Purchaser have purchased all Shares validly tendered in the Offer and the Minimum Condition is a condition to the Offer, the Merger cannot be consummated unless the Minimum Condition is satisfied or waived. The Minimum Condition cannot be waived without the prior written consent of the Special Committee.

    Under Tennessee Law, if Purchaser acquires (pursuant to the Offer or otherwise) at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, without calling a meeting of the Company's stockholders and without the approval of the Company's stockholders. In accordance with Tennessee Law, in the event that Purchaser acquires at least 90% of the then outstanding Shares, Gambro, COBE, Purchaser and the Company have agreed to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting and approval by vote of the Company's stockholders. If, however, Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a meeting and the approval of the Company's stockholders is required under Tennessee Law, as described in the preceding paragraph, a significantly longer period of time will be required to effect the Merger. See "SPECIAL FACTORS -- Purpose and Effects of the Offer and the Merger".

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND THE MERGER

    Pursuant to three stock purchase agreements described below (collectively, the "Stock Purchase Agreements") between COBE and the Company, COBE purchased from the Company a total of 9,337,399 Shares, representing approximately 51.1% of the Shares. The Stock Purchase Agreements referred to in the preceding sentence are (i) the Stock Purchase Agreement, dated as of May 11, 1991, as amended through April 26, 1994, (ii) the Stock Purchase Agreement, dated as of February 9, 1992, as amended through March 17, 1992 and (iii) the Stock Purchase Agreement, dated as of July 2, 1992, as amended through September 15, 1992. In addition, pursuant to Letter Agreements dated as of July 14, 1993, COBE acquired 204,020 Shares from Elizabeth G. Tannenbaum, individually and as custodian and trustee, and 489,280 Shares from Jerome S. Tannenbaum, M.D., the Company's former Chairman, President and Chief Executive Officer, in privately negotiated transactions at a price of $16 per Share, or an aggregate purchase price of $11,092,800. Of this amount, $9,092,800 was paid in cash and $2 million was paid by a promissory note to Dr. Tannenbaum. COBE currently owns 10,036,221 Shares, representing approximately 53% of the total outstanding Shares.

    The Stock Purchase Agreements provide that, subject to certain exceptions, during the time period specified therein, COBE shall not directly or indirectly acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership of any securities of the Company, unless specifically requested to do so in writing in advance by the Board (the "Standstill Provision").

    On July 13, 1995, the boards of directors of Gambro and COBE approved an acquisition of all of the Shares which COBE did not already own at $18.00 per Share and authorized Mr. Mats Wahlstrom, who is the Chairman of the Board and also the President of COBE, to present a proposal for an acquisition on those terms to the Board.

    Later on July 13, 1995, the Board held a meeting at which Mr. Wahlstrom informed the Board that COBE was interested in purchasing all of the remaining Shares that COBE did not already own. Mr. Wahlstrom expressed that COBE believed that COBE and the Company must grow, by acquisition or otherwise, to compete effectively in the healthcare industry and that this growth could be achieved more effectively if the Company becomes a wholly owned subsidiary of COBE.

    Mr. Wahlstrom discussed the terms on which COBE was willing to make a proposal and explained that the Standstill Provision prevented COBE from making a proposal to acquire Shares unless the Board requested it to do so in writing. Mr. Wahlstrom also stated that, if the Board were to invite COBE to make such a proposal, a special committee of independent directors of the Board to represent the interests of stockholders other than COBE or its affiliates should be established and that that committee should consist of Dr. J. Kenneth Jacobs and Dr. Juha P. Kokko, who are not affiliated with COBE or Gambro.

    The Board unanimously determined to waive the Standstill Provision for the limited purpose of allowing COBE to deliver a proposal to the Company on the terms discussed by Mr. Wahlstrom. However, the Standstill Provision continued to prohibit COBE or its affiliates from actually acquiring Shares without a further waiver. The Board then established the Special Committee, consisting of Dr. Jacobs and Dr. Kokko, for the purpose of considering, negotiating and submitting a recommendation to the Board concerning the terms of the proposal to be made by COBE.

    The Company then delivered the following letter to COBE:

July 13, 1995
COBE Laboratories, Inc.
1185 Oak Street
Lakewood, Colorado 80215
Attention: Mats Wahlstrom

    Re: Request for Proposal to Acquire Common Stock

Gentlemen:

    As of the date hereof and pursuant to Section 5.11 of the Stock Purchase Agreement dated as of May 24, 1991 between REN Corporation-USA (the "Corporation") and COBE Laboratories, Inc. ("COBE"), as amended as of October 1, 1992 (the "Stock Purchase Agreement"), the Corporation, pursuant to the duly authorized action of its Board of Directors, hereby permits COBE to submit its proposal to acquire all the common shares, no par value, of the Corporation that COBE does not currently own pursuant to the letter attached hereto from COBE addressed to the Board of Directors of the Corporation and dated as of July 13, 1995.

                                          Very truly yours,
                                          REN CORPORATION-USA

                                          By:        /s/ LAWRENCE J. CENTELLA
                                              ..................................
                                              Name: Lawrence J. Centella
                                              Title: President and Chief
                                                     Executive Officer

    COBE delivered the following letter to the Board containing its proposal (the "Proposed Transaction"):

July 13, 1995

Board of Directors of REN Corporation-USA

Gentlemen:

    I am pleased to offer on behalf of COBE Laboratories, Inc. ("COBE"), to acquire the equity interest represented by all of the issued and outstanding common shares, no par value, of REN Corporation-USA ("REN") not currently owned by COBE including all common shares that may be issued upon the exercise of options and warrants outstanding on the date hereof (the "Public Shares"). The principal terms of our offer are as follows:

    1. The transaction would be a cash merger in which each holder of a Public Share would receive $18 per share, or an aggregate of approximately $170 million based on the number of Public Shares outstanding on July 12, 1995.

    2. Consummation of the acquisition would be subject to among other things, approval by the Board of Directors of REN and other conditions customary in a transaction of this type.

    3. COBE proposes to finance the acquisition of the Public Shares from bank borrowings.

    4. We anticipate that, upon completion of the acquisition, COBE will cause the common shares of REN to be delisted from trading on the NASDAQ National Market System and to cause deregistration of such common shares with the Securities and Exchange Commission.

    We believe that our offer is fair to, and in the best interests of, REN and its public shareholders. The proposed acquisition price is equivalent to an 18% premium over the average closing price of the common shares on the NASDAQ National Market System over the 60 trading days ended July 12, 1995.

    We believe that the investment by COBE in REN has been beneficial to COBE and its parent, Gambro AB, and also to REN's public shareholders. However, COBE and REN are facing an increasingly competitive environment and the prospect of industry-wide consolidation. We believe that COBE and REN must grow, by acquisition or otherwise, to compete effectively in this rapidly changing environment and that this growth can be achieved much more effectively if REN becomes a wholly owned subsidiary.

    We wish to make it clear that we are not interested under any circumstances in selling our interest in REN and that there is thus no prospect of a sale of controlling interest to a third party. Our offer is made pursuant to your letter dated as of July 13, 1995 to COBE.

    We understand that you may wish to deliberate on this offer through a special committee of independent directors and that such committee may wish to retain its own advisors to assist in those deliberations. We invite your representatives to meet with our advisors to discuss this proposal at your earliest convenience.

    We hope you will give this proposal your prompt attention. We reserve the right to amend or withdraw this proposal at any time in our discretion.

                                          Sincerely,

                                                  /s/ MATS WAHLSTROM
                                          ......................................
                                                      Mats Wahlstrom
                                                        President
                                                 COBE Laboratories, Inc.

    The Company issued the following press release, dated July 14, 1995, in connection with the Proposed Transaction:

        "COBE LABORATORIES, INC. PROPOSES TO BUY PUBLIC INTEREST IN ITS
              REN CORPORATION-USA SUBSIDIARY FOR $18.00 PER SHARE.

    COBE Laboratories, Inc., a wholly-owned subsidiary of Gambro AB, today announced a proposal to acquire all of the equity interests in REN Corporation-USA (NASDAQ National Market System: RENL) not currently owned by COBE Laboratories, Inc., including all common shares that may be issued upon the exercise of options and warrants outstanding on July 12, 1995.

    Under the proposed transaction, the public shareholders of REN Corporation-USA would receive $18.00 a share in cash, or an aggregate of approximately $170.2 million for all the shares of common stock, no par value (the "Common Stock"), of REN Corporation-USA held by the public. As of the date hereof, COBE Laboratories, Inc. owns approximately 53% of the Common Stock of REN Corporation-USA.

    The offer is subject to the approval of the Board of Directors of REN Corporation-USA, and other conditions customary in transactions of this type.

    The offer also noted that the proposed acquisition price is equivalent to an approximately 17.9% premium over the average closing price of REN
Corporation-USA Common Stock on the NASDAQ National Market System over the 60 trading days ended July 12, 1995.

    In response to the offer by COBE Laboratories, Inc., the Board of REN Corporation-USA has established a special committee of its independent directors to consider the terms of the offer and to make recommendations in connection with the offer to the Board of Directors of REN Corporation-USA.

    UBS Securities, Inc. is acting as financial advisor to COBE Laboratories, Inc. in connection with the proposed transaction.

July 14, 1995"

    In the second half of July 1995, the Special Committee retained Alex. Brown as its financial advisor and also retained independent legal counsel. Beginning at the end of July 1995, the Special Committee's financial and legal advisors commenced an investigation of the Company and its business. As part of that investigation, officers of the Company met with, and supplied information to, the Special Committee's financial and legal advisors.

    On August 8, 1995, the Special Committee held a telephonic meeting with its financial and legal advisors. At that meeting, the Special Committee discussed the results of the investigation of the Company and its business (which was still ongoing) that the Special Committee's financial and legal advisors were conducting and the possible structure and terms of any agreement that might be reached with COBE. Between August 8 and August 28, 1995, the financial and legal investigation of the Company and its business continued.

    On August 28, 1995, the Special Committee held a meeting in Nashville, Tennessee with its financial and legal advisors. The Special Committee reviewed and discussed with its counsel its fiduciary duties and the rights and powers of the Special Committee under applicable law, the Charter and By-laws of the Company and under the Stock Purchase Agreement. The Special Committee was advised that its purpose was to negotiate at arm's length with COBE in order to protect the interests of the Company's stockholders other than COBE and its affiliates. The Special Committee was further advised that it was under no obligation to reach any agreement at all with COBE unless the Special Committee determined that such an agreement was in the best interests of the Company's stockholders other than COBE and its affiliates. The Special Committee also discussed the possibility, and the benefits and detriments, of the use of forms of consideration other than cash in a transaction with COBE and discussed the possible structure of a transaction with COBE, including the benefits and detriments of the use of a tender offer and of a single-step merger transaction and the possibility of requiring majority of the minority tendering or voting conditions.

    At the August 28, 1995 meeting, Alex. Brown made a financial presentation about the Company to the Special Committee, which included various analyses, including a review of the reported price and trading activity for the Shares, a comparison of certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, a review of the financial terms of certain recent business combinations and a discounted cash flow analysis. The Special Committee also received a presentation from its legal advisors on certain proposed and pending federal legislative and regulatory initiatives, including in the Medicare reimbursement area, and discussed and considered the possible impact of those initiatives on the Company. The Special Committee's legal advisors also discussed with the Committee the terms of a draft merger agreement that had been submitted to the Special Committee's legal advisors by COBE's legal advisors.

    In light of the foregoing, the Special Committee discussed at the August 28, 1995 meeting whether any transaction with COBE would be desirable at this time and determined that it would be in the best interests of the Company's shareholders other than COBE or its affiliates to enter into negotiations with COBE regarding a possible transaction. At the August 28, 1995 meeting, the Special Committee authorized its financial advisors to approach COBE's financial advisors with a proposal for a transaction at $22.00 per Share. The Special Committee also authorized its legal advisors to attempt to negotiate open issues with respect to the non-financial terms of a merger agreement with COBE's legal advisors. The Special Committee's legal advisors commenced that process following the August 28 meeting.

    On August 30, 1995, the financial advisors for COBE and the Special Committee met, at which time the Special Committee's financial advisors proposed a price of $22.00 per Share and also requested COBE to consider a transaction in which Gambro stock would be used as consideration, possibly in addition to cash. COBE's financial advisors stated that a price of $22.00 per Share price was far too high and also stated that COBE and Gambro were unwilling to use Gambro stock instead of cash.

    On September 6, 1995, COBE's financial advisors proposed to the Special Committee's financial advisors that the transaction be effected through a cash tender offer, followed by a merger, at $19.25 per Share. During the next several days, the members of the Special Committee discussed that proposal with their financial and legal advisors and representatives of the Special Committee held discussions with representatives of COBE.

    On September 9, 1995, the Special Committee held a telephonic meeting to discuss COBE's proposal at $19.25 per Share. The Special Committee decided to reject COBE's $19.25 per Share proposal and negotiate for a higher price. The Special Committee also discussed the advantages and disadvantages of effecting a transaction through a tender offer.

    On September 10, 1995, the Special Committee and Mr. Wahlstrom, representing COBE, met with their respective financial advisors. After some discussion and an unsuccessful effort by Mr. Wahlstrom to persuade the Special Committee to accept a price of less than $20.00 per Share, Mr. Wahlstrom proposed a price of $20.00 per Share in a transaction effected through a tender offer. Mr. Wahlstrom stated that COBE would not pay a higher price. The Special Committee indicated that it would accept this proposal subject to negotiation of the terms of a definitive merger agreement. Following that meeting, the Special Committee authorized its legal advisors to continue negotiations on the terms of a definitive merger agreement, including the terms and conditions of the proposed tender offer, subject to approval by the Special Committee and the Board. Those negotiations took place during September 11 and 12, 1995.

    On September 12, 1995, the Special Committee held a telephonic meeting with its financial and legal advisors. The Special Committee reviewed the Merger Agreement as it had been finally negotiated between its legal advisors and COBE's legal advisors. Alex. Brown rendered its oral opinion that the consideration of $20.00 per Share, in cash, to be received by the Company's stockholders, other than Gambro, COBE, Purchaser and their affiliates, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders as of the date of the opinion. That opinion has since been confirmed in writing and is attached hereto as Schedule IV.

    After reviewing the foregoing analysis and receiving the oral opinion of Alex. Brown, the Special Committee recommended that the Board approve and adopt the Merger Agreement and approve and consent to the Offer.

    Also on September 12, 1995, and immediately following the Special Committee meeting, the Board held a telephonic meeting at which the opinion of Alex. Brown and the recommendations of the Special Committee were presented and the Board approved and adopted the Merger Agreement.

    On September 12, 1995, the Board also delivered to the Board of COBE the following letter requesting that Gambro, COBE and Purchaser enter into the Merger Agreement and consummate the transactions contemplated thereby in accordance with the terms and conditions of the Merger Agreement:

September 12, 1995
COBE Laboratories, Inc.
1185 Oak Street
Lakewood, Colorado 80215
Attention: Mats Wahlstrom

  Re: Request for Proposal to Acquire Common Stock

Gentlemen:

    As of the date hereof and pursuant to Section 5.11 of the Stock Purchase Agreement dated as of May 24, 1991 between REN Corporation-USA (the "Corporation") and COBE Laboratories, Inc. ("COBE"), as amended through April 26, 1994, the Corporation, pursuant to the duly authorized action of its Board of Directors, hereby requests Gambro AB, a Swedish company ("Gambro"), COBE, a wholly owned indirect subsidiary of Gambro, and REN Acquisition Corp., a Tennessee corporation and a wholly owned subsidiary of COBE ("Purchaser"), to enter into an Agreement and Plan of Merger, dated as of September 12, 1995, among Gambro, COBE, Purchaser and the Corporation and to consummate the transactions contemplated thereby in accordance with the terms and conditions thereof.

                                          Very truly yours,
                                          REN CORPORATION-USA

                                          By:        /s/ LAWRENCE J. CENTELLA
                                              ..................................

                                              Name: Lawrence J. Centella
                                              Title: President and Chief
                                                       Executive Officer

    The Merger Agreement was executed and delivered by the parties thereto on September 12, 1995 and the transaction was announced on the morning of September 13, 1995. The Company issued the following press release, dated September 13, 1995, in connection with the Merger Agreement:

     "REN CORPORATION-USA ANNOUNCES SIGNING OF DEFINITIVE MERGER AGREEMENT

    NASHVILLE, Tenn., September 13, 1995--REN Corporation-USA, a Tennessee corporation (NASDAQ: RENL), today announced that it has signed a definitive merger agreement with Gambro AB (NASDAQ: GAMBY) and COBE Laboratories, Inc., the Lakewood, Colorado-based wholly owned subsidiary of Gambro ("COBE"), providing for the acquisition of REN's publicly held shares at a price of $20 per share, net to the seller in cash. Pursuant to the merger agreement, a newly formed wholly owned subsidiary of COBE ("Purchaser") will commence a tender offer for all of the issued and outstanding shares of common stock of REN not currently owned by COBE. Purchaser will commence the tender offer no later than September 19, 1995. Following the tender offer, Purchaser will be merged into REN, and all REN shares not purchased pursuant to the tender offer will be converted into a right to receive $20 per share in cash in a second-step merger to be consummated as soon as practicable after the tender offer. Upon consummation of the merger, REN will become a wholly owned subsidiary of COBE and an indirect wholly owned subsidiary of Gambro.

    The tender offer will be conditioned upon, among other things, at least a majority of the REN shares, other than the REN shares owned by COBE or its affiliates, being validly tendered and not withdrawn prior to the expiration of the tender offer. COBE and its affiliates presently own approximately 53% of the outstanding REN shares.

    The merger agreement has been unanimously approved by a special committee of independent directors of REN and, based on the recommendation of the special committee, the Board of Directors of REN has unanimously approved the merger agreement and recommended that holders tender their REN shares pursuant to the tender offer.

    UBS Securities Inc. is acting as financial advisor to COBE in connection with the transaction and is acting as sole Dealer Manager in connection with the tender offer.

    Alex. Brown & Sons Incorporated is acting as financial advisor to the special committee and has rendered an opinion that the consideration to be received by the public shareholders of REN pursuant to the merger agreement is fair from a financial point of view.

    REN is the nation's fourth largest provider of kidney dialysis services. REN owns and operates 68 dialysis centers, located across 18 states and the District of Columbia. Several of these centers are associated with prominent academic institutions. Overall, the company has over 1,150 treatment stations servicing approximately 5,700 patients. In 1994, REN performed 646,000 dialysis treatments. REN also performs blood and urine testing services for its centers and others."

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY'S BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER

    The Company, acting through the Board acting upon the unanimous recommendation of the Special Committee, has approved of and consented to the Offer and has represented that the Board, acting upon the unanimous recommendation of the Special Committee, at a meeting duly called and held on September 12, 1995, has unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares other than COBE or its affiliates, (B) approved and adopted the Merger Agreement, the execution of the Merger Agreement and the transactions contemplated by the Merger Agreement (which approval includes the approval of a majority of the Company's disinterested directors, as required both by Tennessee Law and by
Article X of the Company's By-laws), and (C) recommended that the stockholders of the Company accept the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby. The Company has been advised by each of its directors and executive officers that they intend either to tender all Shares beneficially owned by them to Purchaser pursuant to the Offer or to vote such Shares in favor of the approval and adoption by the stockholders of the Company of the Merger Agreement and the transactions contemplated thereby.

    In reaching their conclusions, the Special Committee considered a number of factors (some of which had been discussed at earlier meetings), including, without limitation, the following:

    (i) The price of $20.00 per Share represents a substantial premium over the market price of the Shares prior to the announcement of the Proposed Transaction and was higher than the highest historical market price for the Shares prior to such announcement.

    (ii) The fact that stock market prices, both for the Company and in the United States in general, are at or near historic highs, indicating that the timing of a transaction is not unfavorable for the minority stockholders.

    (iii) The Special Committee's perception, after consultation with its financial advisors, that $20.00 per Share is, based on a number of tests, including a comparison of recent comparable transactions involving the buy-out of minority stockholders, a reasonable price for the minority stockholders' Shares.

    (iv) The Special Committee's knowledge of the Company's business, measured against the possibility of changes in the legal and regulatory climate in the healthcare industry and other factors that might affect the Company's business.

    (v) The existence of the Standstill Provision prohibiting COBE and its affiliates from purchasing Shares and a covenant not to compete with the Company by COBE and its affiliates in the Stock Purchase Agreements,
        Article X of the Company's By-laws (prohibiting a transaction between the Company and an affiliate without the approval of a majority of disinterested directors), the fact that the Standstill Provision will expire on May 24, 1996 and that the Company's By-laws can be amended by the holders of two-thirds of the Shares.

    (vi) The possibility that, because of a decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the minority stockholders would obtain for their Shares in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger.

    (vii) The opinion of Alex. Brown that the consideration to be received by the stockholders of the Company other than Gambro, COBE, Purchaser and their affiliates pursuant to the Merger Agreement was fair from a financial point of view to such stockholders as of the date of the opinion.

    None of the factors considered by the Special Committee, including the foregoing factors, was dispositive to the Special Committee's conclusions, nor did the Special Committee assign any relative priority to the various factors considered.

PRESENTATION AND OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

    Alex. Brown delivered to the Special Committee its oral opinion, which opinion was subsequently confirmed in writing, that, as of September 12, 1995, the consideration to be received by the holders of Shares, other than Gambro, COBE, Purchaser and their affiliates, pursuant to the Merger Agreement was fair from a financial point of view to such holders. No limitations were imposed by the Special Committee upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion. Alex. Brown relied, with the permission of the Special Committee, on the statement made by COBE that it would not dispose of its Shares or vote its Shares in favor of any transaction involving the sale of the Company and Alex. Brown was not requested or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Shares or the assets of the Company or any of its constituent businesses.

    The full text of the opinion of Alex. Brown dated as of September 12, 1995, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Schedule IV. Holders of Shares are urged to read this opinion in its entirety. Alex. Brown's opinion is directed only to the fairness from a financial point of view of the consideration to be received by the holders of Shares and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer. The following summary of the opinion of Alex. Brown is qualified in its entirety by reference to the full text of such opinion.

    In connection with its opinion, Alex. Brown reviewed the Merger Agreement and certain publicly available financial information concerning the Company. Alex. Brown also reviewed certain internal financial analyses and other information, including financial projections furnished to it by the Company and held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Alex. Brown (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    As described in the opinion, Alex. Brown assumed, without independent verification, the accuracy and completeness of the information that it reviewed and relied upon for purposes of rendering its opinion. With respect to the financial projections furnished to it, Alex. Brown assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgements of the senior management of the Company as to the likely future financial performance of the Company. In addition, Alex. Brown did not make an independent valuation or appraisal of the assets of the Company, nor was it furnished with any such valuation or appraisal. Alex. Brown's opinion stated that such opinion was based on market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion.

    The following is a summary of the report presented by Alex. Brown to the Special Committee on September 12, 1995 (the "Alex. Brown Report") in connection with its September 12, 1995 opinion.

    Stock Trading History. Alex. Brown reviewed the historical trading volume and market prices for the Shares. In addition, Alex. Brown reviewed and analyzed the relationship between movements of the price of the Shares and movements in the Standard & Poor's average of 500 stocks and movements in the prices of companies considered by Alex. Brown to be reasonably similar to the Company. This analysis showed that the $20.00 per Share offer price was 20.3% higher than the highest closing price for the Shares prior to announcement of the Proposed Transaction by COBE on July 14, 1995.

    Comparison of the Company with Selected Publicly Traded Companies. Alex. Brown compared certain financial information for the Company with corresponding data and ratios for the following group of six publicly traded health care services companies: American Medical Response, Inc., HEALTHSOUTH Corporation, Lincare Holdings Inc., Renal Treatment Centers, Inc., Surgical Care Affiliates, Inc. and Vivra Incorporated. Such financial information included market value, aggregate market value (market value adjusted by adding debt and subtracting cash and marketable securities), profitability, returns, growth rates and implied multiples of revenues, operating cash flow (earnings before depreciation, amortization, interest and taxes less minority interest), operating income (earnings before interest and taxes less minority interest), net income and estimated future earnings per share (as reported by I/B/E/S) for the calendar years 1995 and 1996. This analysis showed that on September 8, 1995, the ratio of stock price to projected calendar 1995 earnings per share for the six companies listed above ranged from 16.5x to 25.3x and with a mean of 20.7x and the ratio of stock price to projected calendar 1996 earnings per share ranged from 13.7x to 19.9x with a mean of 16.9x. The implied equity value per share based on the mean multiples and the Company's projected calendar 1995 and 1996 net income was $14.14 and $16.61, respectively. Alex. Brown noted that the ratio of the $20.00 offer price to the Company's projected calendar 1995 earnings per Share was 29.4x and the ratio of the offer price to the Company's projected calendar 1996 earnings per Share was 20.4x.

    Analysis of Selected Health Care Merger and Acquisition Transactions. Alex. Brown analyzed, based on thirteen recent mergers and acquisitions in the alternate-site health care delivery market, the financial multiples of equity purchase price to last twelve months' net income and to forward twelve months' net income and the multiples of aggregate purchase price (equity purchase price adjusted by adding debt and subtracting cash and marketable securities) to last twelve months' revenues, operating cash flow and operating income. Alex. Brown also analyzed the premiums of the purchase price over stock prices prior to transaction announcement in these transactions. Alex. Brown calculated the implied equity value per share of the Company by applying the Company's actual and forecasted financial results to the mean multiple for each of the measures derived from this analysis. For the thirteen transactions in the alternate-site health care delivery market, the implied equity value per Share ranged from $15.25 to $23.72.

    Analysis of Selected Minority Buyouts. Using publicly available information, Alex. Brown analyzed the purchase prices and premiums of the purchase price over stock prices prior to transaction announcement paid in 31 minority buyout transactions with values greater than $25.0 million since 1990. This analysis resulted in a range of purchase price premiums to the stock price one day prior to announcement of (9.8%) to 66.7%, with a mean purchase price premium of 26.6% and a median purchase price premium of 24.3%. Alex. Brown also analyzed the range of purchase price premiums to the stock price one month prior to transaction announcement which indicated a range of 16.5% to 88.6% with a mean purchase price premium of 32.7% and a median purchase price premium of 28.9%. Alex. Brown calculated the implied Company purchase price per Share based on these premiums. This analysis implied purchase prices per Share of $19.94 and $19.58 based on the mean and median premiums, respectively, to the stock price one day prior to announcement, and implied purchase prices per Share of $19.58 and $19.01 based on the mean and median premiums, respectively, to the stock price one month prior to announcement.

    Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Alex. Brown calculated the present value of the future cash flows that the Company could produce over a five-year period from 1996 through the end of 2000 under various assumptions. The cash flows were based on financial forecasts prepared by the Company's management for 1995 through 1998 and estimates for 1999 and 2000 which were based on an extrapolation of the 1998 data and were reviewed with the Company's management. Alex. Brown discounted these cash flows to September 30, 1995, at discount rates ranging from 11.0% to 15.0% based upon the consideration of a number of factors, including cost of capital, required rates of return to investors and risks attributable to the uncertainty of achieving the projected cash flows. The terminal value was computed based on projected earnings before depreciation, amortization, interest and taxes less minority interest in calendar year 2000 and a range of terminal multiples of 7.0x to 9.0x. The foregoing analysis resulted in a present value range for the Company of $18.63 to $27.63 per share.

    The summary set forth above does not purport to be a complete description of the presentation by Alex. Brown of the Alex. Brown Report to the Special Committee or the analyses performed and factors considered by Alex. Brown in connection with its opinion dated September 12, 1995. A copy of the Alex. Brown Report has been filed as an Exhibit to the Schedule 13E-3. Alex. Brown believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in the opinion and the Alex. Brown Report. In performing its analyses, Alex. Brown made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those which are suggested by such analyses.

    Alex. Brown is a nationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown regularly publishes research reports regarding the health care industry and the businesses and securities of publicly traded companies in that industry.

    Pursuant to a letter agreement dated as of August 10, 1995 (the "Alex. Brown Engagement Letter") between the Special Committee, the Company and Alex. Brown, the Company paid Alex. Brown a fee of $100,000 in consideration of its services as the Special Committee's financial advisor. In addition, the Company agreed to pay Alex. Brown an additional fee of $800,000 for its services as the Special Committee's financial advisor upon the earlier to occur of (i) the conclusion of the Special Committee's work with regard to the Proposed Transaction (regardless of whether there was an agreement regarding any business combination transaction or whether any business combination transaction was consummated), (ii) the execution of a definitive agreement for a business combination transaction or
(iii) 90 days from the date of the Alex. Brown Engagement Letter. The Alex. Brown Engagement Letter also provides that if Alex. Brown is requested to deliver any additional opinions with respect to amended or revised offers, the Company will pay Alex. Brown an additional fee of $100,000 upon delivery of each such additional opinion. The Company also agreed to indemnify and hold harmless Alex. Brown and each of its directors, officers, agents, employees and controlling persons against any losses, claims, damages or liabilities related to or arising out of Alex. Brown's engagement. If such indemnification is not available, the Company agreed to contribute to the losses, claims, damages or liabilities in proportion to the relative benefits received by the Company and the party seeking contribution as well as in proportion to the relative faults of the Company and the party seeking contribution. The Company also agreed to pay all of Alex. Brown's reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel.

POSITION OF GAMBRO, COBE AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

    Gambro, COBE and Purchaser regard the acquisition of the Company as the most feasible means of improving the long-term viability of, and protecting the value of their investment in, the Company. Gambro, COBE and Purchaser believe that the Company and COBE must in the future grow, by acquisition or otherwise, to compete effectively in an increasingly competitive and rapidly changing healthcare marketplace, which is characterized by industry-wide consolidation. Gambro, COBE and Purchaser believe that this growth can be achieved much more effectively if the Company becomes a wholly owned subsidiary of COBE.

    Gambro, COBE and Purchaser believe that the consideration to be received by the Company's stockholders under the Offer and in the Merger is fair to the Company's stockholders. Gambro, COBE and Purchaser base their belief on (i) the fact that the Board, acting upon the unanimous recommendation of the Special Committee, and the Special Committee, based on the factors considered by the Special Committee as set forth above, concluded that the Offer and Merger are fair to and in the best interests of the Company's stockholders, (ii) the fact that Gambro, COBE and Purchaser and their financial and legal advisors negotiated the Merger Agreement with the Special Committee on an arm's-length basis, (iii) the financial analysis of UBS provided to certain senior executives of COBE as described below, (iv) the current and historical market prices for the Shares and fact that the consideration to be paid in the Offer and the Merger represents a premium of approximately 27% over the closing price for the Shares on the National Association of Securities Dealers Automated Quotation--National Market System ("NASDAQ") on July 13, 1995, the last trading day prior to the public announcement of the Proposed Transaction and (v) the fact that COBE is not interested under any circumstances in selling its interest in the Company and that there is thus no prospect for the sale of a controlling interest in the Company to a third party. Gambro, COBE and Purchaser have reviewed the factors considered by the Special Committee in support of its decision, as described above, and had no basis to question their consideration of or reliance on those factors. Neither Gambro, COBE nor Purchaser found it practicable to assign, nor did any of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

REPORT OF FINANCIAL ADVISOR TO COBE

    UBS was retained by COBE to act as its financial advisor in connection with the transactions contemplated hereby. On July 6, 1995, representatives of UBS met with certain senior executives of COBE and presented certain financial analyses of the Company (the "UBS Presentation"). UBS was not requested to, and did not, render any opinion with respect to the fairness of the consideration to be received by holders of Shares pursuant to the Offer or the Merger, nor does UBS express any opinion thereon.

    In preparing its report and making its analyses, UBS assumed and relied without independent verification upon the accuracy and completeness of the information reviewed by it for purposes of its report and analyses. UBS assumed that the financial forecasts supplied by the Company had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. UBS did not make, nor was it provided with, any independent valuation appraisals. UBS' analyses were based on economic, market and other conditions on the date of the presentation and the information made available to UBS as of such date. The UBS Presentation was one of many factors taken into consideration by COBE in making its determination to present the Offer. Consequently, the UBS Presentation should not be viewed as determinative of COBE's decision to proceed with the Offer.

    The following is a summary of certain of the analyses performed by UBS in connection with the UBS Presentation:

    Historical Stock Price Performance. UBS reviewed the historical stock market performance of the Shares and of the common shares of Renal Treatment Centers, Inc. and Vivra Incorporated (the "Selected Companies"), publicly traded companies that UBS deemed relevant for the purposes of its analyses, over approximately a three-year period (from June 26, 1992 to June 30, 1995) and a twelve-month period (from June 30, 1994 to June 30, 1995). UBS compared the market prices for the Shares to an index comprised of the Selected Companies weighted by market capitalization and to the Standard & Poor's 500 Index over the aforementioned time periods.

    Analysis of Selected Companies. UBS compared certain financial information and operating statistics of the Company with corresponding financial information and operating statistics of the Selected Companies, based upon the most recent publicly available information. Such financial information and operating statistics included, among other things, certain historical and projected growth rates, certain historical margins, market values of equity, total enterprise values and certain market multiples. The analysis of such financial information and operating statistics yielded implied per Share values ranging from $9.77 to $20.70.

    Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis using financial forecasts furnished by the Company's management for 1995 through 1998 and an estimate for 1999 based upon an extrapolation of 1998 data. Based on such forecasts, UBS calculated the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and free cash flow (determined for this purpose as forecasted unleveraged net income adjusted for forecasted depreciation and amortization, forecasted capital expenditures and forecasted working capital requirements) for 1995 through 1999. UBS discounted such stream of free cash flows back to June 30, 1995, using discount rates ranging from 10.0% to 14.0%. To estimate the residual value of the Company at the end of 1999, UBS applied terminal multiples of 6.5x to 7.5x to the forecasted 1999 EBITDA and discounted such value estimates back to June 30, 1995, using discount rates ranging from 10.0% to 14.0%. UBS determined the range of discount rates and terminal multiples based on a variety of factors, including, among other things, analyses of the estimated cost of capital of the Company, the range of market multiples for the Selected Companies and general market conditions. UBS then added the present values of the free cash flows and the present values of the residual values to derive a range of implied enterprise values for the Company. These calculations resulted in implied per Share values ranging from $16.95 to $22.41.

    Analysis of Selected Minority Buyout Transactions. UBS reviewed 22 selected acquisitions of minority shareholdings valued at more than $10 million since January 1990 and evaluated the premiums over the prevailing market prices paid by buyers in such acquisitions. The analysis indicated that the premiums represented by the purchase price over the market prices of the subject companies one day and one month prior to the announcement of the subject transaction ranged from 2.2% to 57.1%, with a median of 22.8% (which resulted in an implied per Share value of $19.49), and 4.8% to 61.1%, with a median of 31.1% (which resulted in an implied per Share value of $18.52).

    The UBS Presentation summarized above was prepared solely for internal use and not with a view to public disclosure. The foregoing summary of the UBS Presentation is included in this Offer to Purchase solely because such information was furnished by UBS to COBE. In performing its analyses, UBS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of COBE or the Company. The analyses performed by UBS are not necessarily indicative of actual values, which may be significantly more or less favorable than those which are suggested by such analyses. Such analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually be sold.

    The foregoing summary does not purport to be a complete description of the UBS Presentation or of UBS' oral presentation to certain senior executives of COBE on July 6, 1995. A copy of the UBS Presentation has been filed as an Exhibit to the Schedule 13E-3, and copies thereof will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder of the Company or any representative designated in writing and may also be obtained in the manner described under "THE TENDER OFFER -- Section 6. Certain Information Concerning the Company" (except that copies are not available at the regional offices of the Commission).

    No limitations were placed by COBE on UBS with respect to the investigations made or the procedures followed by UBS.

    UBS is an internationally recognized investment banking and advisory firm. UBS, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. COBE retained UBS as its financial advisor based on UBS' qualifications, experience and expertise. In the ordinary course of its business, UBS actively trades the Shares for its own account and for the accounts of its customers, and, accordingly, may at any time hold long or short positions in such securities.

    A summary of the terms under which UBS has been engaged by COBE as its financial advisor in connection with the Proposed Transaction is set forth in "THE TENDER OFFER -- Section 11. Fees and Expenses".

PURPOSE AND EFFECTS OF THE OFFER AND THE MERGER

    The Offer and the Merger are being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for COBE to acquire the entire equity interest in the Company. In order to facilitate a prompt and orderly transfer of ownership to COBE of the Shares owned by public shareholders, the acquisition transaction has been structured as a cash tender offer followed by a merger of Purchaser with and into the Company in which the remaining equity interest in the Company not acquired by Purchaser pursuant to the Offer will be converted into the right to receive the Merger Consideration and will thus be indirectly acquired by COBE.

    As a result of the Offer, the interest of COBE in the Company's net book value and net income will increase to the extent of the number of Shares acquired under the Offer. If the Merger is consummated, COBE's interest in such items will increase to 100% and COBE and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations and any future increase in the Company's value. Similarly, COBE will also bear the risk of any decrease in the income or value of the Company after the Merger.

    Under Tennessee Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares of Common Stock is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby (which approval includes the approval of a majority of the Company's disinterested directors, as required both by Tennessee Law and by Article X of the Company's By-laws) and, unless the Merger is consummated pursuant to the short-form merger provisions under Tennessee Law described below, the only remaining corporate action of the Company required for the consummation of the Merger is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its stockholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby.

    The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger and the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, as required by Tennessee Law and the Charter of the Company, and the purchase by the Purchaser of all Shares validly tendered in the Offer. See "SPECIAL FACTORS -- The Merger Agreement -- Conditions to the Merger". The Company has advised Purchaser that as of September 13, 1995, there were 18,951,834 Shares issued and outstanding, 530 record holders of Shares, 542,225 shares of Common Stock subject to Options granted pursuant to the Stock Option Plan, 9,344 shares of Common Stock subject to Options granted pursuant to the ESPP and Warrants to acquire 74,000 shares of Common Stock. On September 12, 1995, COBE contributed to Purchaser all the Shares owned by COBE. Accordingly, Purchaser presently owns 10,036,221 of the outstanding Shares, constituting approximately 53% of the outstanding Shares. Pursuant to the Merger Agreement, Gambro, COBE and Purchaser have agreed to cause all Shares owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby at any meeting of the Company's stockholders at which such matters are to be voted upon. Accordingly, assuming that all of the outstanding Options and Warrants were to be exercised, thereby resulting in the issuance of 625,569 additional Shares, Purchaser will have sufficient voting power to approve and adopt the Merger and Merger Agreement without the approval of any other stockholder of the Company. However, because it is a condition to the Merger that Purchaser have purchased all Shares validly tendered in the Offer and the Minimum Condition is a condition to the Offer, the Merger cannot be consummated unless the Minimum Condition is satisfied or waived. The Minimum Condition cannot be waived without the prior written consent of the Special Committee.

    Under Tennessee Law, if Purchaser acquires (pursuant to the Offer or otherwise) at least 90% of the outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, without calling a meeting of the Company's stockholders and without the approval of the Company's stockholders. In accordance with Tennessee Law, in the event that Purchaser acquires at least 90% of the then outstanding Shares, Gambro, COBE, Purchaser and the Company have agreed in the Merger Agreement to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting and approval by vote of the Company's stockholders. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a meeting and the approval of the Company's stockholders is required under Tennessee Law, as described in the preceding paragraph, a significantly longer period of time would be required to effect the Merger.

    Pursuant to the Offer and the Merger, the Company's stockholders will receive a cash price of $20.00 per Share which represents a premium of approximately 27% over the $15.75 closing price of the Shares on July 13, 1995, the last full trading day prior to the public announcement of the Proposed Transaction. On September 12, 1995, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser's intention to commence the Offer, the closing price per Share was $19 25/32. The closing price per Share on September 18, 1995, the last full trading day prior to commencement of the Offer, was $19.75. See "THE TENDER OFFER -- Section 5. Price Range of Shares".

    Following consummation of the Offer, the Shares may cease to be listed on NASDAQ and registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be terminated. Upon consummation of the Merger, the Surviving Corporation will become a wholly owned subsidiary of COBE. Accordingly, for the Company's stockholders other than Gambro, COBE, Purchaser and their affiliates, the Merger will result in a termination of their rights as stockholders. They will not participate in the earnings and growth of the Surviving Corporation after the Merger and will not have any right to vote on corporate matters. Similarly, such stockholders will not face the risk of decline in the value of the Company after the Merger. See "THE TENDER
OFFER -- Section 12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" for further information concerning the effect of the de-listing and de-registration of the Shares.

PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

    It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer, be continued by the Surviving Company substantially as they are currently being conducted. Gambro, COBE and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Gambro and COBE intend to conduct a comprehensive review of the Surviving Company's business, operations, capitalization and management with a view to optimizing exploitation of the Surviving Company's potential in conjunction with COBE's businesses. It is expected that the business and operations of the Surviving Company will form an important part of COBE's future business plans. Gambro and COBE believe that the Company and COBE must in the future grow, by acquisition or otherwise, to compete effectively in an increasingly competitive and rapidly changing environment in which industry-wide consolidation is taking place. Gambro and COBE believe that this growth can be achieved much more effectively if the Company becomes a wholly owned subsidiary of COBE.

APPRAISAL RIGHTS OF STOCKHOLDERS

    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders may, if certain statutory procedures are complied with, have certain rights under the Tennessee Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares.

    Pursuant to Section 48-23-102(c) of the Tennessee Law, no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of a transaction that would otherwise give rise to dissenters' rights, is listed on an exchange registered under Section 6 of the Exchange Act or is a "national market system security." However, the purchase of the Shares pursuant to the Offer may result in the Shares no longer meeting the standards for continued inclusion in the NASDAQ. Accordingly, in the event that prior to the effective date of the Merger, the Shares are no longer included in the NASDAQ, stockholders will have certain rights under Tennessee Law to dissent and demand payment for the fair value of their Shares if the Merger is consummated. See "THE TENDER OFFER -- Section 12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration" regarding the possible de-listing of the Shares from NASDAQ.

    Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of the Shares, as of the time immediately before the effectuation of the Merger or similar business combination to which the dissenter objects (excluding any appreciation or depreciation in anticipation of the corporate action), which value is required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of interest (at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to the date of the consummation of the Merger) from the date of the consummation of the Merger on the amount determined to be the fair value of their Shares. Therefore, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration.

    Under the Tennessee Law, any minority shareholder is entitled to dissent and to receive the fair value of his or her shares under the circumstances specified under Tennessee Law. Under Tennessee Law, stockholders are entitled to dissent from, and obtain payment of the fair value of their Shares in the event of certain corporate actions, including the Merger. Under Tennessee Law, within ten days of any corporate action creating dissenters' rights which was taken without a vote of stockholders, such as the Merger, the corporation is required to notify all stockholders entitled to assert dissenters' rights that the action was taken and to provide the following information in a dissenters' notice (the "Dissenters' Notice") sent to all stockholders: (i) where the payment demand must be sent and where and when certificates for certified shares must be deposited; (ii) the extent to which the transfer of the uncertificated shares will be restricted after the payment demand is received; (iii) a form for demanding payment; (iv) a set date (no later than one nor more than two months from delivery of the Dissenters' Notice) by which the corporation must receive the payment demand after the Dissenters' Notice; and (v) a copy of Section 23 of the Tennessee Law. Unless the stockholder complies with this statutory procedure, his dissenters' rights will be forfeited.

    In order properly to effect his dissenters' rights, a stockholder who receives a Dissenters' Notice must demand payment and deposit his certificates in accordance with the Dissenters' Notice. A demand for payment may only be withdrawn with the consent of the corporation. Except as provided below, as soon as the corporate action creating dissenters' rights is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The payment must be accompanied by, among other things, certain financial information regarding the corporation, a statement of the corporation's estimate of the fair value of shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment if the stockholder is dissatisfied with the payment offer. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares, plus accrued interest, and demand payment of his estimate, or reject the corporation's offer and demand payment of the fair value of his shares and interest due, if (i) the dissenter believes that the amount paid or offered by the corporation is less than the fair value of his shares or that the interest due is incorrectly calculated, (ii) the corporation fails to make payment within two months after the date set for demanding payment, or (iii) the corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two months after the date set for demanding payment. If a demand for payment remains unsettled, the corporation shall commence a proceeding within two months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the corporation. A dissenter waives his right to demand payment unless he notifies the corporation of his demand in writing within one month after the corporation made or offered payment for his shares.

    In 1983, in the case Blasingame v. American Materials, the Tennessee Supreme Court adopted the Delaware block valuation method for determining the fair value of corporate shares. Under the Delaware block method, the value of the dissenters' shares are calculated using the following three separate measures of stock value: investment or earnings value, asset value, and market value. The investment or earnings value "relates to the earning capacity of the corporation and involves an attempt to predict its future income based primarily on its previous earnings record." The asset value "looks to the net assets of the corporation valued as a 'going concern,' each share having a pro rata value of the net assets." The market value is "the value of the share on the basis of the price for which a share is selling or could be sold to a willing buyer." The Tennessee Supreme Court noted that once the three values are determined, an appropriate weight is assigned to each, taking into consideration "the type of business, the objectives of the corporation, and other relevant factors." The sum of the three weighted values equals the fair value of the shares.

    However, the Delaware block method of valuation was rejected by the Delaware Supreme Court in Weinberger v. UOP, Inc., in favor of "a more liberal approach [which] must include proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court." Subsequent Tennessee cases suggest that the Delaware block method as applied by Tennessee courts is not a rigid valuation method but in practice offers a more liberal construction of fair value than the historical Delaware block method. In 1994, the Tennessee Court of Appeals in American Network Group, Inc. v. Kostyk, stated that "while the formulaic Delaware rule is prescribed by Blasingame, our Supreme Court made it clear that other methodology might be more justiciable in differing circumstances." See Schedule II attached hereto which contains a copy of the text of Chapter 23 of the Tennessee Business Corporation Act.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER

    In considering the recommendation of the Board with respect to the Offer and the Merger and the fairness of the consideration to be paid under the Offer and in the Merger, stockholders of the Company should be aware that certain officers and directors of the Company have interests in the Offer and the Merger, including those referred to below that present them with potential conflicts of interest. The Special Committee and the Board were aware of these potential conflicts prior to the execution of the Merger Agreement.

    Under the Stock Purchase Agreements, so long as COBE owns a majority of the Shares, COBE may designate a majority of the members of the Board. See "THE TENDER OFFER -- Section 7. Certain Information Concerning Purchaser, COBE, Gambro and Incentive". Accordingly, as a result of COBE's ownership of approximately 53% of the Shares, COBE has designated three members of the Board, namely, Jan Gustavsson, Herbert S. Lawson and Mats Wahlstrom. At present, the Company's Board consists of six members.

    Mr. Gustavsson was elected to the Board in April 1993. Since March 1993, Mr. Gustavsson has served as Chief Financial Officer of Gambro. Since November, 1993, Mr. Gustavsson has been a member of the Board of Directors of COBE.

    Mr. Lawson was elected to the Board in October 1992. Since July 1992, Mr. Lawson has served as Vice President and Treasurer of COBE.

    Mr. Wahlstrom was elected to the Board in May 1991 and currently serves as Chairman of the Board. Between 1985 and 1993, Mr. Wahlstrom served as the Chief Financial Officer of Gambro and since March 1993 has served as Executive Vice President of Gambro. Since June 1990, Mr. Wahlstrom has been a member of the

Board of Directors of COBE and has served as Executive Vice President of COBE. Since May 1991, Mr. Wahlstrom has also served as President of COBE.

    Mr. Lawrence J. Centella was elected to the Board in October 1992 and has served as the President and Chief Executive Officer of the Company since July 1993. From July 1990 to July 1993, Mr. Centella was the President of COBE Renal Care, Inc., a subsidiary of COBE, and from April 1989 to June, 1990, Mr. Centella was the President of Gambro-Hospital, Inc., a subsidiary of Gambro. Pursuant to the Employment Agreement dated as of July 14, 1993 between Mr. Centella and the Company, the Company agreed to employ Mr. Centella as its President and Chief Executive Officer from the date thereof until December 31, 1996. Furthermore, the Company has the option of extending the term of the agreement for an additional three years. The Company shall (i) pay Mr. Centella a base salary of $250,000 per year, (ii) enter into a qualified deferred compensation agreement, effective from January 1, 1994, to defer $9,000 of the base salary for 1994 for 10 years, and (iii) commencing with the Company's 1994 fiscal year, pay Mr. Centella certain performance related bonuses. The Company also agreed to grant Mr. Centella Options to purchase up to 200,000 Shares in certain circumstances.

    Compensation of Directors; Consultation Agreement; Special Committee Fee. As Chairman of the Board, Mr. Wahlstrom receives annual compensation of $40,000 per year. All other directors of the Company currently receive $20,000 per annum for serving as a member of the Board. In addition, each member of the Board receives $2,500 for each meeting of the Board attended in person and $1,000 for each committee meeting attended in person. The committees of the Board consist of an Audit Committee, composed of Messrs. Lawson and Gustavsson and Drs. Jacobs and Kokko; a Compensation Committee, composed of Mr. Lawson and Drs. Jacobs and Kokko; and an Executive Committee, composed of Dr. Kokko and Messrs. Centella, Lawson and Wahlstrom. Directors are entitled to participate in the Company's Stock Option Plan. See "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger--Beneficial Ownership of Common Stock" setting forth the beneficial ownership of Common Stock by directors of the Company.

    Dr. Kokko was elected to the Board in July 1993 and is a member of the Special Committee. Pursuant to a letter dated as of September 14, 1992 (approximately three years prior to the date Dr. Kokko was appointed to serve on the Special Committee), from the Company to Dr. Kokko, Dr. Kokko was retained by the Company as a consultant and, in accordance with such letter, currently receives $4,000 per month from the Company for services rendered to the Company as a consultant.

    Each member of the Special Committee, Drs. Kokko and Jacobs, will be paid a fee of $30,000 by the Company for their services as members of the Special Committee. In addition, each member of the Special Committee will be reimbursed by the Company for any expenses attributable to service in the capacity as a member of the Special Committee in addition to their regular compensation for serving as a director of the Company.

    Beneficial Ownership of Common Stock. The following table sets forth certain information, as of September 13, 1995, regarding the ownership of Common Stock by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, each director of the Company, the Chief Executive Officer of the Company, and the four most highly compensated officers of the Company, and all executive officers and directors of the Company as a group:

                                                               AMOUNT AND NATURE
    NAME OF BENEFICIAL OWNER                                OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS
---------------------------------------------------------   -----------------------    ----------------
REN Acquisition Corp.(1).................................          10,036,221                53.0%
1185 Oak Street
Lakewood, CO 80215
Lawrence J. Centella(2)..................................             207,138              *
Jan Gustavsson(3)........................................          10,036,221                53.0%
Magistratsvagen 16 Box 10101
S-220 10 Lund, Sweden
M. Stephen Harrison(4)...................................              39,507              *
J. Kenneth Jacobs, M.D.(5)...............................              91,100              *
Juha P. Kokko, M.D., Ph.D.(6)............................              15,000              *
Herbert S. Lawson(7).....................................          10,037,721                53.1%

                                                               AMOUNT AND NATURE
    NAME OF BENEFICIAL OWNER                                OF BENEFICIAL OWNERSHIP    PERCENT OF CLASS
---------------------------------------------------------   -----------------------    ----------------
Ralph Z. Levy, Jr.(8)....................................          10,105,727              *
Lowell F. Martin(9)......................................              21,705              *
Mats Wahlstrom(7)........................................          10,038,721                53.1%
1185 Oak Street
Lakewood, CO 80215
Bradley S. Wear(11)......................................              95,459              *
All Officers and Directors as a Group (13 Persons).......          10,135,416                53.6%

------------

* Less than one percent.

 (1) REN Acquisition Corp. is a direct wholly owned subsidiary of COBE. COBE is a direct wholly owned subsidiary of Gambro GmbH, a German corporation, which is a direct wholly owned subsidiary of Gambro AB, a Swedish corporation. Shares representing approximately 58.5% of the total voting power of Gambro AB are held by Incentive AB, a Swedish corporation.

 (2) Includes 200,000 options to purchase Shares and 356 Options granted pursuant to the ESPP.

 (3) Includes 10,036,221 Shares owned by REN Acquisition Corp. Mr. Gustavsson is an employee of Gambro AB. Mr. Gustavsson disclaims any beneficial ownership of such Shares.

 (4) Includes 37,500 Options to purchase common stock of the Company.

 (5) Includes 15,000 Options to purchase common stock of the Company.

 (6) Includes 15,000 Options to purchase common stock of the Company.

 (7) Includes 10,036,221 Shares owned by REN Acquisition Corp., of which Messrs. Lawson and Wahlstrom, who are directors of the Company, are directors. Messrs. Lawson and Wahlstrom disclaim any beneficial ownership of such shares.

 (8) Includes 10,036,221 Shares owned by REN Acquisition Corp., of which Mr. Levy is a director. Mr. Levy disclaims any beneficial ownership of such Shares. Includes 67,500 options to purchase common stock of the Company and 227 Options to purchase common stock of the Company granted pursuant to the ESPP.

 (9) Includes 20,000 Options to purchase common stock of the Company and 199 Options to purchase common stock of the Company granted pursuant to the ESPP.

(10) Includes 95,000 Options to purchase common stock of the Company.

THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1 and the Schedule 13E-3 filed by Purchaser, COBE, Gambro and Incentive with the Commission in connection with the Offer. Such summary is qualified in its entirety by reference to the Merger Agreement.

    The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the conditions that are described in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer" hereof. Purchaser and COBE have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer or which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in "THE TENDER
OFFER -- Section 10. Certain Conditions of the Offer" hereof.

    The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with Tennessee Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of COBE after the Merger. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held by the Company, or owned by Purchaser, COBE or any direct or indirect wholly owned subsidiary of COBE or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly an appraisal for such stockholders' Shares in accordance with Tennessee Law) shall be cancelled and converted automatically into the right to receive the Merger Consideration.

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of Common Stock of the Surviving Corporation.

    The Merger Agreement provides that the directors of the Company immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Merger and that the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Merger. The Merger Agreement provides that, at the Effective Time, the Charter of the Company, as in effect immediately prior to the Effective Time, will be the Charter of the Surviving Corporation. The Merger Agreement also provides that the By-laws of the Company, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

    The Merger Agreement also provides that each holder of an Option to purchase shares of Company Common Stock under the Company's Stock Option Plan which Option is outstanding immediately prior to the Effective Time (whether or not then exercisable) shall, pursuant to the Cancellation of Options Agreements, entered into by the Company with each holder of Options, be entitled to receive, and shall receive, in settlement and cancellation thereof, an amount in cash equal to the product of (i) the excess, if any, of the amount of the Per Share Amount over the exercise price of each such Option and (ii) the number of shares of Company Common Stock covered by such Option. All payments by the Company in respect of Options, other than Options granted within six months prior to the Effective Time, shall be made promptly following the Effective Time. Payments in respect of Options granted within six months prior to the Effective Time shall be made six months and one day after the date of grant of such Options. The Company shall cause the Stock Option Plan to terminate as of the Effective Time and certificates evidencing Options shall be deemed to be cancelled as of the Effective Time, and thereafter the only rights of participants therein shall be the right to receive the consideration described above. Under the Merger Agreement, the Company has agreed that prior to the Effective Time, the Company shall use its reasonable best efforts to cause each holder of an outstanding Option to acknowledge in writing the cancellation of such Option and to release the Company from any obligation in respect thereof in consideration for the payment provided herein and shall take such other action as may be necessary to carry out the foregoing terms.

    The Merger Agreement also provides that each holder of a Warrant to purchase shares of Company Common Stock, which Warrant is outstanding immediately prior to the Effective Time (whether or not then presently exercisable), shall, pursuant to the Cancellation of Warrant Agreements entered into by the Company with each of the Warrant holders, be entitled to receive, and shall receive, in settlement and cancellation thereof, an amount in cash equal to the product of
(i) the excess, if any, of the Per Share Amount over the exercise price of each such Warrant and (ii) the number of shares of Company Common Stock covered by such Warrant. The Company shall cause each such Warrants to which it is a party to terminate as of the Effective Time, and thereafter the only rights of the holders of the Warrants shall be the right to receive the consideration described above. Under the Merger Agreement, the Company has agreed that prior to the Effective Time, the Company shall use its reasonable best efforts to cause each holder of an outstanding Warrant to acknowledge in writing the termination of such Warrants and to release the Company from any obligation in respect thereof in consideration for the payment provided herein and shall take such other action as may be necessary to carry out the foregoing terms.

    The Merger Agreement also provides that the Company shall terminate the ESPP effective September 30, 1995 (the "Termination Date") pursuant to which (i) all further payroll deductions from each Participant (as defined in the ESPP) shall cease, (ii) the amount (the "Plan Amount") credited to the account of each Participant as of the Termination Date shall at the election of each Participant either (A) be paid by the Company to such Participant (without interest) as soon as administratively practicable or (B) be applied as of the Termination Date to the purchase of Shares in an aggregate amount equal to each Participant's Plan Amount at a price per Share equal to 85% of the lower of the Fair Market Value (as defined in the ESPP) per share of Common Stock on July 1, 1995 or on the Termination Date (rounded up to the next whole dime), in accordance with the terms of the current phase under the ESPP, and (iii) for purposes of the current phase, the Termination Date shall be treated for all purposes of the ESPP as the last day of such phase. Under the Merger Agreement, in the event that a Participant makes no election under clause (ii) above, such Participant shall be deemed to have elected as of the Termination Date to apply such Participant's Plan Amount to the purchase of Shares in accordance with the provisions of clause (ii)(B) above.

    Agreements of COBE, Purchaser and the Company. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company, acting through the Board acting upon the unanimous recommendation of the Special Committee, shall, in accordance with applicable law and the Company's Charter and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). Purchaser presently owns 10,036,221 Shares constituting approximately 53% of the Shares. If all of the outstanding Options and Warrants were to be exercised, Purchaser will have sufficient voting power to approve and adopt the Merger and the Merger Agreement without the approval of any other holder of Shares.

    The Merger Agreement provides that the Company shall, if required by applicable law, as promptly as practicable following consummation of the Offer, file with the Commission under the Exchange Act, and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting. The Company has agreed, unless in breach of its fiduciary duties under applicable law as advised by outside counsel, to include in the Proxy Statement the unanimous recommendation of the Board, acting upon the unanimous recommendation of the Special Committee, that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its reasonable best efforts to obtain such approval and adoption. At such Stockholders' Meeting, Gambro, COBE and Purchaser have agreed to cause all Shares then owned by them and their subsidiaries to be voted in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby.

    The Merger Agreement further provides that COBE shall cause the Surviving Corporation to keep in effect the provisions in its Charter and By-laws containing the provisions with respect to exculpation of director and officer liability and indemnification set forth in the Charter and By-laws of the Company on the date of this Agreement to the fullest extent permitted under applicable law, which provisions shall not be amended, repealed or otherwise modified except as required by applicable law or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder. Under the Merger Agreement, from and after the Effective Time, Gambro and COBE each agree, jointly and severally, to guarantee and to cause the Surviving Corporation to perform all of its obligations under the Charter and By-laws of the Company with respect to indemnification. The Merger Agreement provides that to the extent that the foregoing or the provisions of the Charter or By-laws of the Surviving Corporation shall not serve to indemnify and hold harmless each present and former director and officer or the Company (the "Indemnified Parties"), after the Effective Time, Gambro and COBE shall, subject to the terms set forth in the Merger Agreement, indemnify and hold harmless, to the fullest extent permitted under applicable law (and shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is to entitled to indemnification), each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts and paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement for a period of six years after the date of the Merger Agreement; provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

    The Merger Agreement provides that COBE shall cause the Surviving Corporation to use its best efforts to maintain in effect for six years from the Effective Time, if available, the coverage provided by current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time.

    The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger.

    The Merger Agreement provides that in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

    The Merger Agreement provides that Gambro guarantees the performance by COBE and Purchaser of their agreements and obligations under the Merger Agreement.

    Representations and Warranties. The Merger Agreement contains certain customary representations and warranties of the parties thereto.

    Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Tennessee Law and the Company's Charter; (b) the parties to the Merger Agreement shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Time; (c) no governmental authority or other agency or commission or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Gambro, COBE or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement; and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this conditions shall not be applicable to the obligations of Gambro, COBE or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase Shares validly tendered and not withdrawn pursuant to the Offer.

    Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement by the stockholders of the
Company: (a) by mutual written consent of Gambro, COBE, Purchaser and the Special Committee; (b) by either COBE, Purchaser or the Special Committee if (i) the Effective Time shall not have occurred on or before March 31, 1996; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by COBE if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer" hereof, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Gambro, COBE or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Gambro, COBE or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Special Committee, acting on behalf of the Company, shall have withdrawn or modified in a manner adverse to Purchaser or COBE its approval or recommendation of the Offer, the

Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer for Shares, or shall have resolved to do any of the foregoing; (d) by the Special Committe acting on behalf of the Company, Purchaser shall have (A) failed to commence the Offer within 60 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; (e) prior to the purchase of Shares pursuant to the Offer, by the Special Committee, acting on behalf of the Company, (i) if any representation or warranty of Gambro, Parent or Purchaser was untrue or incorrect in any material respect when made and on and as of the expiration of the Offer, except for changes contemplated by the Merger Agreement, with the same force and effect as if made on and as of the date of such expiration, or in the case of a representation or warranty made or given as of a specified time, if such representation or warranty was untrue or incorrect in any material respect as of such time, or
(ii) if Parent, Purchaser or Gambro has failed to perform or comply with, in any material respect, any of their covenants and agreements in the Merger Agreement; or (f) by either Parent, Purchaser or the Special Committee, acting on behalf of the Company, if the conditions to the Merger are not reasonably capable of being satisfied on or before March 31, 1996.

    In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

    All fees, costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any such transaction is consummated; provided, however, that the Purchaser and the Company shall each pay for one-half of all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby which are payable to the Commission and to any financial or other printer.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash for Shares pursuant to the Offer, in the Merger or pursuant to the exercise of dissenters' appraisal rights will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. In general, a stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. The gain or loss will be long-term capital gain or loss, if, as of the date of the exchange, the holder has held such shares for more than one year. There are limitations on the deductibility of capital losses.

    In recent months, various legislative proposals have been introduced in Congress, which would reduce the rate of federal income taxation of certain capital gains. Such legislation, if enacted, might apply only to gain realized on sales occurring after a date specified in the legislation. It cannot be predicted whether any such legislation ultimately will be enacted and, if enacted, what its effective date will be.

    THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, SUCH AS FINANCIAL INSTITUTIONS, BROKER-DEALERS, STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, FOREIGN CORPORATIONS AND PERSONS WHO RECEIVED PAYMENTS IN RESPECT OF OPTIONS OR WARRANTS TO ACQUIRE SHARES.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE

SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

CERTAIN LITIGATION RELATING TO THE OFFER AND THE MERGER

    On August 4, 1995, a minority shareholder of the Company filed a securities class action entitled Harbor Finance Partners v. COBE Laboratories, et al. in the Circuit Court for Davidson County, Tennessee against Gambro, COBE, Purchaser and a number of individual defendants. The action sought damages and/or injunctive relief relating to the Proposed Transaction. The complaint alleged that Gambro and COBE breached their fiduciary duties to minority stockholders in failing to provide adequate procedural safeguards to protect minority stockholders in the independent committee which will consider the Offer and in offering inadequate consideration for the minority shareholdings of $18.00 per Share.

    Following meetings among the Special Committee and its financial advisor, Alex. Brown, and COBE and its financial advisor, UBS, at which the Special Committee unanimously agreed to recommend the Offer and Merger at the increased Per Share Amount of $20.00 per Share, and following meetings among attorneys and financial advisors for the parties to the action, the parties to the action have reached an agreement in principle to settle all such actions with prejudice, based on the terms of the Merger. The settlement is subject to negotiation of a stipulation of settlement and approval by the Court following notice to the Company's stockholders. In connection with the proposed settlement, the plaintiffs intend to apply for an award of attorneys' fees and litigation expenses in the amount of $300,000. The defendants have agreed not to oppose this application.

    The defendants have denied, and continue to deny, that they have committed or have threatened to commit any violation of law or breaches of duty to the plaintiffs or the purported class. The defendants have agreed to the proposed settlement because, among other reasons, such settlement would eliminate the burden and expense of further litigation and would facilitate the consummation of a transaction that they believe to be in the best interests of the Company and its stockholders.

FEES AND EXPENSES

    The following is an estimate of fees and expenses to be incurred in connection with the Offer and the Merger including the fees and expenses of UBS (see "THE TENDER OFFER -- Section 11. Fees and Expenses") and the fees and expenses of Alex. Brown (see "SPECIAL FACTORS -- Presentation and Opinion of Financial Advisors to the Special Committee"). The Merger Agreement provides that all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees, costs and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated, provided, however, that Purchaser and the Company shall each pay for one-half of all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby which are payable to the Commission and to any financial or other printer. The Company is responsible for paying the legal fees of counsel to the Special Committee estimated at $200,000, all fees and expenses payable to the Special Committee and approximately $25,000 of miscellaneous fees and expenses. Purchaser is responsible for paying its own legal fees, advertising, depositary fees, information agent fees and approximately $25,000 of miscellaneous fees and expenses.

Estimate of Fees and Expenses
    Legal Fees...................................................................     550,000
    Investment Banker Fees.......................................................   2,400,000
    Special Committee Fees and Expenses..........................................      75,000
    Printing and Mailing.........................................................     100,000
    Advertising..................................................................      20,000
    Filing Fees..................................................................      40,000
    Depositary Fees..............................................................      10,000
    Information Agent Fees.......................................................      10,000
    Miscellaneous................................................................      50,000
                                                                                    ---------
            Total................................................................   3,255,000

                                THE TENDER OFFER

    1. Terms of the Offer; Expiration Date. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn as permitted by "THE TENDER
OFFER -- Section 4. Withdrawal Rights". The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, October 17, 1995, unless and until Purchaser, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. The Offer is subject to the Minimum Condition and to certain other conditions. See "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer".

    Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer", by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw his Shares. See "THE TENDER OFFER -- Section 4. Withdrawal Rights".

    Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Merger Agreement provides that the Minimum Condition may not be waived except with the prior written consent of the Special Committee. The Merger Agreement provides that Purchaser will not (i) decrease the price per Share payable pursuant to the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer or
(iii) impose conditions to the Offer in addition to those set forth in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer". Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules l4d-4(c) and l4d-6(d) under the Exchange Act.

    Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of such increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

    2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn promptly after the later to occur of the Expiration Date and the satisfaction or waiver of the conditions to the Offer set forth in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer". Subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "THE TENDER
OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility" and, collectively, the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in "THE TENDER
OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares",
(ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required under the Letter of Transmittal.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

    If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    3. Procedures for Accepting the Offer and Tendering Shares. In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

    Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates evidencing such Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

        (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of

    Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

    In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

    Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity, in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, COBE, Gambro, Incentive, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

    Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after September 12, 1995). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

    The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

    TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

    4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by

Purchaser pursuant to the Offer, may also be withdrawn at any time after November 17, 1995. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

    For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, COBE, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares".

    5. Price Range of Shares. The Shares are listed and principally traded on NASDAQ under the symbol RENL. The following table sets forth, for the quarters indicated, the high and low sales prices per Share on NASDAQ as reported by the Dow Jones News Service.

                                                                                     HIGH               LOW
                                                                               ----------------   ----------------
1993:
  First Quarter.............................................................   $ 14 1/2           $  9 1/4
  Second Quarter............................................................     12 1/4              9 1/2
  Third Quarter.............................................................     12                  9
  Fourth Quarter............................................................     11                  7 1/4

1994:
  First Quarter.............................................................   $ 11               $  7 1/2
  Second Quarter............................................................     10 1/4              8 1/2
  Third Quarter.............................................................     10 5/8              8 1/4
  Fourth Quarter............................................................     14 1/2             10

1995:
  First Quarter.............................................................   $ 16 3/8           $ 13
  Second Quarter............................................................     16 3/4             12 1/4
  Third Quarter (through September 18, 1995)................................     20                 15 3/4

    On July 13, 1995, the last trading day prior to the announcement of the Proposed Transaction, the closing price per Share as reported on NASDAQ was $15.75. On September 12, 1995, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser's intention to commence the Offer, the closing price per Share as reported on NASDAQ was $19 25/32. On September 18, 1995, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on NASDAQ was $19.75. As of September 18, 1995, no cash dividends have been paid by the Company on the Shares or declared as payable on a future date.

    Since June 30, 1994, the market prices for the Shares and an index comprised of the Selected Companies weighted by market capitalization have both outperformed the Standard & Poor's 500 Index. In addition, since June 30, 1994, the market prices for the Shares have outperformed such index of the Selected Companies. See "SPECIAL FACTORS--Report of Financial Advisor to COBE" for a discussion of the review by UBS of the historical stock market performance of the Shares and the shares of the Selected Companies.

    STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    6. Certain Information Concerning the Company. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. None of Purchaser, COBE, Gambro or Incentive assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser, COBE, Gambro or Incentive.

    General. The Company is a Tennessee corporation with its principal executive offices located at 6820 Charlotte Pike, Nashville, TN. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Company's 10-K"), the Company is engaged primarily in providing renal dialysis and related services to patients suffering from chronic kidney failure. As of September 13, 1995, the Company provided dialysis services at 68 freestanding outpatient REN Centers located in 18 states and the District of Columbia. The Company also provides outpatient dialysis services to patients in their homes and inpatient dialysis services through contracts with hospitals. In addition, the Company performs laboratory testing services for its REN Centers as well as for independent dialysis facilities and industry at its clinical laboratory. The Company was founded in 1986.

    Financial Information. Set forth below is certain selected consolidated financial information relating to the Company and its subsidiaries which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on the Company's 10-K and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 1995 (the "Company's 10-Q"). Copies of the financial statements and related information set forth in the Company's 10-K and the Company's 10-Q are set forth in Schedule III. More comprehensive financial information is included in the Company's 10-K, the Company's 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents, including the financial statements and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                              REN CORPORATION--USA
                  Selected Consolidated Financial Information
          (United States dollars in thousands, except per share data)

                                                    FISCAL YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                                                31,                    JUNE 30,
                                                   -----------------------------   -----------------
                                                     1994       1993      1992      1995      1994
                                                   --------   --------   -------   -------   -------
                                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Revenue..........................................  $131,815   $105,188   $80,814   $81,532   $61,925
Income (Loss) from Operations....................    14,922     (5,439)   10,082    11,086     5,540
Income (Loss) Before Income Tax Expense and
  Minority Interest..............................    14,081     (5,989)    8,296    10,673     5,153
Net Income (Loss)................................     8,511     (3,758)    5,355     6,057     3,123
Weighted Average, Common Shares and Common Shares
Equivalents Outstanding..........................    18,899     18,777    14,472    19,022    18,889
Net Income (Loss) Per Common Share and Common
Share Equivalent.................................     $0.45     $(0.20)    $0.38     $0.32     $0.17

                                                             AT DECEMBER 31,
                                                           --------------------
                                                             1994        1993      AT JUNE 30, 1995
                                                           --------    --------    ----------------
                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Current Assets..........................................   $ 31,776    $ 32,296        $ 30,506
Total Assets............................................    134,314     126,140         150,487
Current Liabilities.....................................     14,839       9,738          18,313
Long-Term Liabilities...................................      4,732      11,910          10,991
Shareholders' Equity....................................    114,696     104,421         121,159

    Ratio of Earnings to Fixed Charges; Book Value per Share. The Company's ratio of earnings to fixed charges for the fiscal year ended December 31, 1994 was 14.5. The ratio of earnings to fixed charges for the fiscal year ended December 31, 1993 was 6.7. The ratio of earnings to fixed charges for the fiscal half-year ended June 30, 1995 was 17.6. For purposes of this paragraph, "earnings" is the Company's pre-tax income from continuing operations adjusted for the profit/loss input of items considered in fixed costs and "fixed costs" is the Company's (i) interest (whether expensed or capitalized), (ii) amortization of debt expense, discounts, or premiums, (iii) such portion of rent expense representative of interest and (iv) preferred stock dividends due majority owned interests.

    The book value per share and common share equivalent was $6.07 per Share for the year ended December 31, 1994 and $6.37 per Share for the quarter ended June 30, 1995.

    Certain Forecasts and Other Information. The Company does not, as a matter of course, make public its business plans or its forecasts as to future earnings or financial performance. However, as a result of having representatives on the Company's Board, COBE has received, among other things, the Company's financial forecasts for the remainder of the Company's 1995 fiscal year and the Company's 1996, 1997 and 1998 fiscal years (the "Company Forecasts"). Certain excerpts from, and the significant assumptions used in developing, the Company Forecasts are set forth in the table below.

                        CERTAIN INFORMATION DERIVED FROM
                             COMPANY FORECASTS (1)
                      (United States dollars in thousands)

                                                                YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                        1995        1996        1997        1998
                                                      --------    --------    --------    --------
Revenue............................................   $167,271    $199,928    $239,368    $287,648
Income from Operations.............................     24,092      32,424      40,739      49,293
Net Income.........................................     13,034      19,186      25,154      31,222
Free Cash Flow (2).................................      5,173      15,713      14,291      17,039

------------

(1) The Company Forecasts do not take into account any of the transactions contemplated by the Merger Agreement.

(2) Free cash flow represents net income plus depreciation and amortization less capital expenditures less working capital requirements.

    The Company Forecasts assume that revenue grows 26.9% in 1995, 19.5% in 1996, 19.7% in 1997 and 20.2% in 1998, primarily due to assumed additions of new patients at existing dialysis centers and assumed acquisitions of new dialysis centers. Also, the Company Forecasts assume that the income from operations margin is 14.4% in 1995, and increases to 16.2% in 1996, 17.0% in 1997 and 17.1%
in 1998. The increase in such margin is due primarily to certain assumed cost reductions and the distribution of certain fixed costs over a larger base of revenue.

    The Company Forecasts do not give effect to the Offer or the Merger and should be read together with the information contained in the financial statements of the Company and its consolidated subsidiaries set forth in
Schedule III hereto.

    THE COMPANY FORECASTS ARE BASED UPON NUMEROUS ESTIMATES AND ASSUMPTIONS ABOUT COMPLEX ECONOMIC AND OPERATING FACTORS WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS, TAXES AND OTHER MATTERS THAT CANNOT BE PREDICTED ACCURATELY AND THAT ARE SUBJECT TO CONTINGENCIES OVER WHICH NEITHER THE COMPANY, COBE, GAMBRO, INCENTIVE NOR PURCHASER HAVE CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS ARE INDICATIVE OF FUTURE PERFORMANCE OR THAT ACTUAL RESULTS WILL NOT BE MATERIALLY HIGHER OR LOWER THAN THOSE FORECAST. IN ADDITION, THE COMPANY FORECASTS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR IN COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FORECASTS OR PROJECTIONS. THE COMPANY FORECASTS ARE ONLY BEING PROVIDED BECAUSE SUCH INFORMATION WAS PROVIDED TO COBE.

    ERNST & YOUNG LLP, INDEPENDENT PUBLIC ACCOUNTANTS FOR THE COMPANY, HAS NEITHER EXAMINED, REVIEWED NOR COMPILED THE COMPANY FORECASTS AND, CONSEQUENTLY, DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. GAMBRO, COBE, PURCHASER AND THE COMPANY BELIEVE THAT HOLDERS OF SHARES SHOULD NOT RELY ON THE COMPANY FORECASTS.

    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at 75 Park Place, 14th Floor, New York, New York 10007 and the Klucyzinski Federal Building, 230 South Dearborn Street, Room 3190, Chicago, Illinois 60604. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

    7. Certain Information Concerning Purchaser, COBE, Gambro and
Incentive. Purchaser is a newly incorporated Tennessee corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 1185 Oak Street, Lakewood, CO 80215. Purchaser is a wholly owned subsidiary of COBE and an indirect wholly owned subsidiary of Gambro. Purchaser owns 10,036,221 Shares, representing approximately 53% of the 18,951,834 Shares outstanding, all of which were contributed by COBE to the capital of Purchaser on September 12, 1995.

    Until immediately prior to the time that Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

    The name, citizenship, business address, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser, COBE, Gambro and Incentive and certain other information are set forth in Schedule I hereto.

    Financial Information Concerning Gambro. Set forth below are certain selected consolidated financial data relating to Gambro and its subsidiaries for Gambro's last three fiscal years, which have been excerpted or derived from the audited financial statements contained in Gambro's Annual Report on Form 20-F (the "Gambro Form 20-F") for the fiscal year ended December 31, 1994 filed by Gambro with the Commission. More comprehensive financial information is included in such reports and other documents filed by Gambro with the Commission, and the following financial data is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission in the same manner as set forth with respect to information about the Company in "THE TENDER
OFFER -- Section 6. Certain Information Concerning the Company".

    The Gambro Form 20-F has been prepared in conformity with generally accepted accounting principles applicable in Sweden ("Swedish GAAP"), which practices are described in the notes to the financial statements included in such Form 20-F. Swedish GAAP differs in certain significant respects from generally accepted accounting principles applicable in the United States ("US GAAP"). A summary of the principal differences between US GAAP and Swedish GAAP and the necessary adjustments to reconcile Swedish GAAP net income and shareholders' equity to US GAAP net income and shareholders' equity is also set forth below.

                                   GAMBRO AB1
                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
                  (Swedish kronor in millions ("SEK"), except
                   where otherwise indicated in United States
                         dollars in millions ("$"), and
                             except per share data)

                                                       FISCAL YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------
                                              1994         1994           1993           1992
                                            --------    -----------    -----------    -----------
INCOME STATEMENT DATA:
  Sales..................................   $  1,270      SEK 9,807      SEK 9,046      SEK 6,312
  Operating Income.......................        183          1,412          1,320            972
  Income Before Income Taxes.............        150          1,155            976            753
  Minority Interest......................         (4)           (28)             2             (1)
  Net Income.............................         89            690            600            454
  Average Shares Outstanding (in
    thousands)...........................    117,985        117,985        113,580        109,472
  Earnings Per Share.....................       0.76           5.85           5.21           4.04

                                                                       AT DECEMBER 31,
                                                               --------------------------------
                                                                1994       1994         1993
                                                               ------    ---------    ---------
BALANCE SHEET DATA:
  Current Assets............................................   $  676    SEK 5,043    SEK 6,002
  Total Assets..............................................    1,195        8,917        9,942
  Current Liabilities.......................................      400        2,985        3,986
  Long-Term Liabilities.....................................      223        1,668        2,205
  Shareholders' Equity......................................      518        3,861        3,347

------------

1 In this summary of consolidated financial data, Swedish kronor ("SEK") are translated into U.S. dollars solely for the convenience of the reader. Unless otherwise stated, such translations of income statement information of Gambro have been made using an average exchange rate for the year equal to 7.72 kronor per dollar. Translations of balance sheet information have been made using a closing rate on December 31, 1994 of 7.46 kronor per dollar.

    Principal Differences Between Swedish and United States Generally Accepted Accounting Principles. The financial information provided above was prepared in accordance with Swedish GAAP, which differs in certain significant respects from US GAAP. A description of those accounting policies under Swedish GAAP which differ significantly in certain respects from US GAAP is as follows:

        (i) Income taxes. The tax effects of differences between the accounting and income tax base of assets and liabilities (temporary differences) are considered in determining net income in accordance with US GAAP. Under US GAAP the taxes to be incurred upon repatriation of earnings by foreign subsidiaries should be accounted for in the same period that such earning are included in the consolidated statement of income, unless such earnings are considered to be permanently invested in such foreign country. In Sweden there is no tax on dividends received from foreign subsidiaries and the withholding tax incurred at the local subsidiary level is recorded in the period the dividend is paid. Tax effects of basis differences from acquisitions have been netted against related assets in Gambro's balance sheet. The effect of adopting Statement No. 190 of the Financial Accounting Standards Board as of January 1, 1993 is to gross up property, plant and equipment and intangible assets by approximately SEK 258 million and to record a deferred tax liability for an equal amount. The effect on net income is not material.

        (ii) Accounting for acquisitions. The acquisition by Gambro of Hospal AG in 1987 has been accounted for under the Swedish pooling of interests method for Swedish GAAP purposes as described in Note 2 of the Notes to the Financial Statements of the Gambro Form 20-F. Under US GAAP, the acquisition would be accounted for using the purchase method. Accordingly, the purchase price would be allocated to the fair value of assets acquired less liabilities assumed with the excess accounted for as goodwill which would be amortized over its economical life of 40 years. The goodwill arising from the acquisition of Gambro by COBE has been written off directly against shareholders' equity. Under US GAAP goodwill would be capitalized and amortized over its economical life of 40 years.

    The application of the above US GAAP together with other differences of minor significance would have had the following approximate effect on consolidated net income, net income per share and shareholders' equity:

                                                                        JANUARY 1-DECEMBER 31,
                                                                  ----------------------------------
                                                                  1992      1993      1994      1994
                                                                  -----     -----     -----     ----
                                                                  (SEK)     (SEK)     (SEK)     ($)
                                                                    (IN MILLIONS, EXCEPT PER SHARE
                                                                                DATA)
Net income*....................................................    454       600       690        89
Increase/decrease for:
Accounting for business combinations...........................    (37 )     (37 )     (37 )      (5)
Taxes on anticipated dividends from foreign subsidiaries.......     (5 )     (10 )     --        --
Other..........................................................    --        --        --        --
                                                                  -----     -----     -----     ----
Approximate net income in accordance with US GAAP..............    412       573       653        84
                                                                  -----     -----     -----     ----
                                                                  -----     -----     -----     ----
Approximate income per share in accordance with US GAAP........   3.67      4.98      5.53      0.72
                                                                  -----     -----     -----     ----
                                                                  -----     -----     -----     ----

------------

* as reported in the consolidated statement of income

                                                                                DECEMBER 31,
                                                                           ----------------------
                                                                           1993     1994     1994
                                                                           -----    -----    ----
                                                                           (SEK)    (SEK)    ($)
                                                                               (IN MILLIONS)
Shareholders' equity**..................................................   3,347    3,861    518
Increase/decrease for:
Accounting for business combinations, intangible assets.................   1,293    1,256    168
Deferred income taxes...................................................     (76)     (76)   (10 )
                                                                           -----    -----    ----
Approximate shareholders' equity in accordance with US GAAP.............   4,564    5,041    676
                                                                           -----    -----    ----
                                                                           -----    -----    ----

------------

** as reported in the consolidated balance sheet

    Other than the increase in property, plant and equipment, intangible assets and deferred income taxes, as noted above, no other balance sheet captions would be materially changed at December 31, 1993 and 1994.

    The consolidated statement of changes in financial position is substantially the same as the statement of cash flows pursuant to US GAAP except for certain subtotals which are not contemplated by Statement No. 95 of Financial Accounting Standards Board and the non-cash conversion of debentures into shares, SEK 23 million in 1993 and SEK 22 million in 1994.

    If the currency translation requirements of the Swedish Financial Accounting Standards Council No. 95 were followed the following adjustments would be made to the consolidated statement of changes in financial position:

                                                                                  1993     1994
                                                                                  -----    -----
                                                                                  (SEK)    (SEK)

                                                                                  (IN MILLIONS)
Net cash flow from operations..................................................    243     (301)
Net cash flow from investing activities........................................    (13)      (1)
Foreign currency translation adjustment........................................    193     (173)
Net cash flow from financing activities........................................   (451)     403
                                                                                  -----    -----
Effect of exchange rates on cash and cash equivalents..........................    100      (10)
                                                                                  -----    -----
Supplements disclosure of cash flow information:
Interest cost paid.............................................................   (296)    (246)
Income tax payments............................................................   (330)    (329)
                                                                                  -----    -----
                                                                                  -----    -----

    Set forth below are certain unaudited selected consolidated financial data prepared in conformity with Swedish GAAP relating to Gambro and its subsidiaries as of June 30, 1995.

                                   GAMBRO AB
                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
          (Swedish kronor in millions ("SEK"), except per share data)

                                                                  JAN. 1--JUNE       JAN. 1--JUNE
                                                                    30, 1995           30, 1994
                                                                 ---------------    ---------------
INCOME STATEMENT DATA:
  Sales.......................................................      SEK 5,135          SEK 4,889
  Operating Income............................................            776                723
  Income Before Income Taxes..................................            662                582
  Net Income..................................................            387                349
  Average Shares Outstanding (in thousands)...................        118,056            117,913
  Earnings Per Share, full tax................................           3.28               2.96

    Except as described in this Offer, (i) none of Purchaser, COBE, Gambro, Incentive nor, to the best knowledge of Purchaser and COBE, any of the persons listed in Schedule I to this Offer or any associate or majority-owned subsidiary of Purchaser, COBE, Gambro, Incentive or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, COBE, Gambro, Incentive nor, to the best knowledge of Purchaser, COBE, Gambro and Incentive, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

    Except as provided in the Merger Agreement, the Disclosure Schedules thereto and as otherwise described in this Offer, none of Purchaser, COBE, Gambro, Incentive nor, to the best knowledge of Purchaser, COBE, Gambro and Incentive, any of the persons listed in Schedule I to this Offer, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as set forth in this Offer, since January 1, 1992, neither Purchaser, COBE, Gambro, Incentive nor, to the best knowledge of Purchaser, COBE, Gambro and Incentive and any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer, since January 1, 1992, there have been no contacts, negotiations or transactions between any of Purchaser, COBE, Gambro, Incentive or any of their respective subsidiaries or, to the best knowledge of Purchaser, COBE, Gambro and Incentive, any of the persons listed in Schedule I to this Offer, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    The Stock Purchase Agreements. COBE and the Company are parties to the Stock Purchase Agreements pursuant to which COBE purchased from the Company, and the Company issued Shares to COBE. Copies of the Stock Purchase Agreements are filed as an Exhibit to the Schedule 13E-3. See "SPECIAL FACTORS -- Background of the Offer and the Merger" for a description of the purchase of Shares by COBE under the Stock Purchase Agreements. Under the Stock Purchase Agreements, so long as COBE owns a majority of the issued and outstanding Common Stock, COBE may designate a majority of the members of the Board. Under the Stock Purchase Agreements, COBE agreed that for five years after May 24, 1991, the closing date of the purchase of Shares by COBE pursuant to one of the Stock Purchase Agreements which was dated as of May 11, 1991, COBE would not directly or indirectly, unless specifically requested to do so in writing in advance by the Board, (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, beneficial ownership of any securities of the Company, any debt claims of the Company, any securities convertible or exchangeable into or exercisable into or exercisable for any securities or assets of the Company, or any rights or options to acquire such ownership, except pursuant to COBE's preemptive rights (described below); (ii) propose to enter into any merger or business combination involving the Company, except and unless the Company enters into a definitive agreement with a third party contemplating a merger, consolidation or similar transaction in which all or a majority of the Company's equity securities or substantially all of its assets are to be acquired by such third party, in which case COBE may make a Financially Superior Offer (as defined in such Stock Purchase Agreement); (iii) make, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the Exchange Act) to vote any securities of the Company; (iv) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company; (v) otherwise act, alone or in concert with others, to seek to control or exercise (other than through its representation on the Board) a controlling influence over the management, Board or the business of the Company; (vi) call a meeting of the Company's stockholders; and (vii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing.

    The Stock Purchase Agreements provide that so long as COBE owns more than 15% of the then outstanding Shares, COBE shall, in the event the Company issues Shares or any other voting securities, have the option to purchase from the Company sufficient Shares or other voting securities to permit COBE to maintain its percentage ownership of Shares or of the total voting power it had immediately prior to such issuance. Furthermore, the Company is required to notify COBE within 15 days of the end of each calendar quarter of the number of Shares and the number of voting securities outstanding as of such date. In general terms, at the end of each calendar quarter COBE has the option to purchase from the Company additional Shares to the extent necessary to permit COBE to maintain 50.1% of the Company's total voting power. The per Share purchase price for such Shares shall be the average of the closing bid and asked prices of the Shares on each day during such calendar quarter.

    The Stock Purchase Agreements set forth a supply arrangement under which the Company and its subsidiaries agreed to purchase a minimum of 75% of their requirements for renal dialysis machines and all bloodlines used therewith from COBE on overall terms and conditions no less favorable than those offered by COBE to independent third parties. However, the 75% minimum specified above shall be reduced to the extent that medical directors in charge of facilities which have generated more than 25% of the Company's aggregate purchases of renal dialysis machines have delivered written objections to the use of such machines. Under the Stock Purchase Agreements, the foregoing supply arrangement terminates on the earlier of (i) May 24, 1997, being the sixth anniversary of the closing date of one of the Stock Purchase Agreements which was dated as of May 11, 1991 or (ii) at such time that COBE owns less than 20% of the Shares for a period of 45 consecutive days after any calendar quarter. During 1994, 1993 and 1992, the Company paid $7,845,189, $6,801,258 and $3,071,739, respectively, for equipment and supplies received from COBE. The Stock Purchase Agreements also provide that during the time that COBE owns 15% or more of the Shares and for one year thereafter (i) COBE shall not, without the Company's consent, engage in providing, or invest in any entity that provides, renal dialysis services and related laboratory services in North America within a 75 mile radius of the Company's existing facilities ("Existing Regions") or in locations identified by the Company ("Identified Regions") as a location of likely expansion, (ii) COBE shall disclose to the Company all acquisition opportunities of renal dialysis services centers in North America outside the Existing Regions and Identified Regions and shall engage in good faith discussions with the Company regarding strategic business ventures concerning such acquisition opportunities, provided, however, that the Company shall not acquire such acquisition opportunities without COBE's written consent, which consent shall be given if COBE is no longer actively pursuing such acquisition opportunity, and (iii) COBE, the Company and their respective affiliates shall not solicit or entice away any of their respective employees or employ any such employee until one year after such employee leaves the employ of such company or affiliate.

    Under the Stock Purchase Agreements, COBE received two "demand" registration rights and certain "piggyback" registration rights in respect of Shares, subject to customary "cutbacks". Under the Stock Purchase Agreements, so long as directors designated by COBE constitute a majority of the Board, no amendment to any of the Stock Purchase Agreements will be effective unless it is approved by a majority of the Company's directors who were not designated by COBE.

    8. Financing of the Offer and the Merger. The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $190 million. Purchaser will obtain all of such funds from Gambro and COBE. Gambro will provide to Purchaser to finance the Offer and the Merger (i) $75 million from the Revolving Credit Facility, dated as of May 11, 1993 (the "1993 Credit Facility") among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named in the 1993

Credit Facility and Banque Nationale de Paris (as Agent) and (ii) $75 million from the Revolving Credit and Term Facility, dated as of November 30, 1994 (the "1994 Credit Facility") among Gambro, BNP Capital Markets Limited (as Arranger), certain banks named in the 1994 Credit Facility and Banque Nationale de Paris (as Agent). COBE will provide to Purchaser to finance the Offer and the Merger
(i) $10 million from the Uncommitted Line of Credit Agreement, dated as of January 14, 1991, as amended through September 25, 1992 (the "1991 Line of Credit"), between COBE and Union Bank of Switzerland, New York Branch ("UBSNY"),
(ii) $5 million from the Revolving Credit Facility (the "1995 Credit Facility") and $5 million from the Line of Credit Facility (the "1995 Line of Credit"), each dated as of April 28, 1995, between COBE and Commerzbank, Los Angeles Branch ("Commerzbank"), (iii) $10 million from the Uncommitted Revolving Credit Facility (the "1991 Uncommitted Credit Facility") dated as of January 7, 1991, as amended through March 29, 1994, between COBE and Societe Generale, New York Branch and (iv) $6.5 million from the Committed Revolving Credit Facility (the "1995 Committed Credit Facility") and $3.5 million from the Discretionary Line of Credit (the "1995 Discretionary Line"), each dated as of July 29, 1995 between COBE and The First National Bank of Boston. Copies of the 1993 Credit Facility, the 1994 Credit Facility, the 1991 Line of Credit, the 1995 Credit Facility, the 1995 Line of Credit, the 1991 Uncommitted Credit Facility, the 1995 Committed Credit Facility, and the 1995 Discretionary Line are set forth in exhibits to the Schedule 13E-3.

    Purchaser, COBE and Gambro anticipate that any indebtedness incurred through borrowings under the foregoing credit facilities will be repaid from a variety of sources, which may include, but may not be limited to, funds generated internally by COBE, Gambro and their affiliates (including, following the Merger, funds generated by the Surviving Corporation), bank refinancing, and the public or private sale of debt or equity securities. No decision has been made concerning the method COBE and Gambro will employ to repay such indebtedness. Such decision will be made based on a review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such factors as COBE and Gambro may deem appropriate.

    The 1993 Credit Facility. In general terms, under the 1993 Credit Facility, Gambro and its designated subsidiaries may borrow up to a total of $75 million from the banks who are signatories thereto. The total commitments of the banks shall however be automatically reduced by $25 million on each of on May 11, 1996 and May 11, 1997. All loans under the 1993 Credit Facility must be repaid in full by May 11, 1998, but may also be voluntarily prepaid (with applicable interest) in whole or in part. The undrawn amount of the total commitments may also be cancelled in whole or in part. The annual rate of interest on loans made under the 1993 Credit Facility is the aggregate of the following: (i) 0.50% per annum, (ii) LIBOR (as defined in the 1993 Credit Facility) in the case of loans not denominated in Sterling or EIBOR (as defined in the 1993 Credit Facility) in the case of loans denominated in Sterling, and (iii) Reserve Asset Costs (as defined in the 1993 Credit Facility) when applicable to such loan. Loan obligations under the 1993 Credit Facility rank at least pari passu with all the obligor's other present and future unsecured and unsubordinated obligations, except for obligations which are mandatorily preferred by law. Subject to certain exceptions, an obligor under the 1993 Credit Facility shall not create or permit to subsist any security interest on any of its assets.

    The 1994 Credit Facility. In general terms, under the 1994 Credit Facility, Gambro and its designated subsidiaries may borrow up to a total of $100 million in Facility A Loans and $100 million in Facility B Loans (as such terms are defined in the 1994 Credit Facility) from the banks who are signatories thereto. All loans under the 1994 Credit Facility must be repaid in full by November 30, 2001 but may also be voluntarily prepaid (with applicable interest) in whole or in part. The undrawn amount of the Total A Commitments (as defined in the 1994 Credit Facility) may also be cancelled in whole or in part. Any amount of Facility A Loans prepaid may subsequently be reborrowed. No amount of Facility B Loans prepaid may subsequently be reborrowed. Total A Commitments cancelled under the 1994 Credit Facility may subsequently be reinstated. The annual rate of interest on loans made under the 1994 Credit Facility is the aggregate of the following: (i) 0.30% per annum from November 30, 1994 until November 30, 1999, and 0.35% per annum thereafter, (ii) LIBOR (as defined in the 1994 Credit Facility) in the case of loans not denominated in Sterling or EIBOR (as defined in the 1994 Credit Facility) in the case of loans denominated in Sterling, and
(iii) MLA Costs (as defined in the 1994 Credit Facility) when applicable to such loan. Loan obligations under the 1994 Credit Facility rank at least pari passu with all the obligor's other present and future unsecured and unsubordinated obligations, except for obligations which are mandatorily preferred by law. Subject to certain exceptions, an obligor under the 1994 Credit Facility shall not create or permit to subsist any security interest on any of its assets.

    The 1995 Credit Facility and the 1995 Line of Credit. Under the 1995 Credit Facility, Commerzbank has made available to COBE a committed revolving credit facility of $5 million, the availability of which is subject to Gambro delivering a letter of comfort in favor of Commerzbank in form and substance satisfactory to Commerzbank. Under the 1995 Credit Facility, (i) Eurodollar Rate Loans shall be repaid on the last day of the interest period applicable therefor with accrued interest, and are at an annual interest rate of the Eurodollar Rate plus 1/4 of 1% per annum, and (ii) Prime Rate Loans may be for an agreed-upon period or without a fixed maturity date as the parties may agree, and are at an annual interest rate equal to the Commerzbank fluctuating Prime Rate (in each case, as such terms are defined in the 1995 Credit Facility). Each advance under the 1995 Credit Facility may be prepaid with accrued interest to the date of prepayment, and all advances must be repaid by April 26, 1996. COBE has agreed to pay Commerzbank a facility fee of 1/8 of 1% per annum on the total amount of the line of credit under the 1995 Credit Facility. So long as any credit is outstanding under the 1995 Credit Facility, COBE will ensure that its obligations thereunder constitute its unconditional general obligations ranking at least pari passu with all its other obligations for money borrowed or contingent obligations in respect thereto.

    Under the 1995 Line of Credit, Commerzbank holds available to COBE a line of credit not exceeding $5 million until further notice. The 1995 Line of Credit is not a commitment to lend, but rather sets forth options for loans and other credit which Commerzbank may make available to COBE. The availability of any credit under the 1995 Line of Credit is subject to Gambro delivering a letter of comfort in favor of Commerzbank in form and substance satisfactory to Commerzbank. Under the 1995 Line of Credit, (i) Eurodollar Rate Loans shall be repaid on the last day of the interest period applicable therefor or, if earlier, upon demand by Commerzbank, in each case with accrued interest, and the annual interest rate for each Eurodollar Rate Loan will be negotiated, and (ii) Prime Rate Loans may be for an agreed-upon period or without a fixed maturity date as the parties may agree at an annual interest rate equal to the Commerzbank fluctuating Prime Rate (in each case, as such terms are defined in the 1995 Line of Credit). Each advance under the 1995 Line of Credit may be prepaid with accrued interest to the date of prepayment.

    The 1991 Line of Credit. Under the 1991 Line of Credit, UBSNY established an uncommitted line of credit in favor of COBE pursuant to which UBSNY is prepared to consider making loans, in its discretion, to COBE upon the following terms in an amount up to $15 million. COBE may utilize the 1991 Line of Credit by making either (i) domestic dollar loans, payable on demand, bearing an interest rate per annum of the higher of (A) UBSNY's floating prime lending rate as announced from time to time or (B) 0.375% in excess of the cost to UBSNY of maintaining such loans, or (ii) Eurodollar loans, with maturities of 1, 2, 3, 6, 9 or 12 months, bearing an interest rate per annum as agreed between COBE and UBSNY at the time of making such loans (in each case as such terms are defined in the 1991 Line of Credit). COBE may prepay any loans under the 1991 Line of Credit with accrued interest to the date of prepayment and any sum required to compensate UBSNY for any loss incurred in connection therewith. Subject to certain exceptions, COBE shall not create, incur, assume or suffer to exist any mortgage, pledge, lien or other encumbrance upon any security interest in any of its assets.

    The 1991 Uncommitted Credit Facility. Under the 1991 Uncommitted Credit Facility, an uncommitted revolving credit facility of $10 million was made available to COBE. Under this facility, COBE may make Eurodollar borrowings for periods of, at COBE's option, overnight or up to 6 months at an interest rate equal to a rate per annum that is the interbank Eurodollar market rate quoted to Societe Generale for deposits of a corresponding amount and duration, plus a margin acceptable to Societe Generale at such time. If accepted by COBE, such interest rate shall be in effect for the duration of the borrowing, which period shall be determined by COBE. With limited exceptions, prepayments of principal are not permitted prior to the end of such period. COBE shall have the option of repaying the Eurodollar borrowing at the end of the period or continuing such borrowing for a further duration to be set by COBE.

    The 1995 Committed Credit Facility and the 1995 Discretionary Line. Under the 1995 Committed Credit Facility, The First National Bank of Boston (the "Bank of Boston") made available to COBE a $10 million unsecured line of credit for general corporate purposes, commencing on July 31, 1995 and expiring on July 30, 1996, unless extended by mutual agreement. COBE may elect in its request for a loan to have interest thereon accrue at any of the following rates: (i) a per annum rate (the "Base Rate") equal to the greater of (A) the rate of interest announced from time to time by the Bank of Boston and (B) the weighted average of the published rates on overnight Federal Funds transactions with members of the Federal Reserve System, plus 1/2%; (ii) the prevailing rate (the "Eurodollar Rate") per annum at which U.S. dollar deposits are offered to the Bank of Boston by first class banks in the interbank Eurodollar market two business days before the date of the requested loan in an amount and for an interest period approximately equal to that of the requested loan, adjusted for reserves, if any, plus 1/2% per annum; or (iii) a rate (the "Money Market Rate") quoted by the Bank of Boston in its sole discretion as the fixed rate of interest at which it is willing to make a "Money Market" advance in the amount and for the period of the requested loan. Base Rate loans and Eurodollar Rate loans are payable on demand. COBE may prepay Base Rate Loans, in whole or in part, at any time and without prepayment penalties, but no prepayments of Eurodollar Rate loans or Money Market Rate loans are permitted. COBE shall pay a facility fee of 1/4% per annum on the unused amount of the line of credit. Under the 1995 Discretionary Line, the Bank of Boston has made available to COBE a $5 million demand, discretionary line of credit for general corporate purposes, commencing on July 31, 1995 and expiring on July 30, 1996, unless extended by mutual agreement. The terms of the 1995 Discretionary Line are substantially the same as those of the 1995 Committed Credit Facility described above, except that the 1995 Discretionary Line does not provide for Money Market Rate loans and no facility fee is payable.

    9. Dividends and Distributions. As of the date hereof, the Company has not, and does not intend to, declare or pay any dividends or make any distributions.

    10. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if the Minimum Condition shall not have been satisfied or at any time on or after September 12, 1995, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

        (a) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to COBE, the Company or any subsidiary or affiliate of Gambro, COBE or the Company restraining or prohibiting the consummation of the Offer or the Merger and that has a Material Adverse Effect. When used in connection with the Company, Gambro, COBE or Purchaser or any of their subsidiaries, the term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, operations, properties or financial condition of the Company, Gambro, COBE or Purchaser or any of their subsidiaries taken as a whole;

        (b) (i) the Board, with the consent of the Special Committee, shall have withdrawn or modified in a manner adverse to Gambro, COBE or Purchaser the approval or recommendation of the Offer, the Merger, the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer or the Merger or (ii) the Board, with the consent of the Special Committee, shall have resolved to do any of the foregoing;

        (c) any representation or warranty of the Company in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case either when made or on and as of the Expiration Date, except for changes contemplated by the Merger Agreement, with the same force and effect as if made on and as of the Expiration Date, or in the case of a representation or warranty made on or given as of a specified time, if such representation or warranty was untrue or incorrect as of such time;

        (d) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (e) the Merger Agreement shall have been terminated in accordance with its terms; or

        (f) Purchaser and the Company shall, with the consent of the Special Committee, have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by COBE or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Purchaser and COBE and may be asserted by Purchaser or COBE regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or COBE in whole or in part at any time and from time to time in their sole discretion; provided however, that the Minimum Condition may not be waived except with the prior written consent of the Special Committee. The failure by Gambro, COBE or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    11. Fees and Expenses. Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

    UBS is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services in connection with the acquisition of the Shares pursuant to the Offer, the Merger and the Merger Agreement. COBE has agreed to pay UBS a retainer fee of $100,000 and a transaction fee (against which the foregoing retainer fee will be credited) of $1,500,000, which will become payable at the closing of the Merger. COBE has also agreed to reimburse UBS for all out-of-pocket expenses incurred by UBS, including the fees of its counsel, and to indemnify UBS against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

    Purchaser and COBE have retained Georgeson & Company Inc., as the Information Agent, and Bank of New York, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

    As compensation for acting as Information Agent in connection with the Offer, Georgeson & Company Inc. will be paid a fee of $10,000 and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

    12. Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration. The purchase of Shares pursuant to the Offer will reduce the number of such Shares that might otherwise trade publicly and the number of holders of such Shares and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    According to the Company's 10-K, the Company estimates that as of March 15, 1995, there were approximately 500 beneficial owners of Shares. The Company has represented in the Merger Agreement that as of September 12, 1995, there were 18,951,834 Shares issued and outstanding, 542,225 Shares subject to Options granted pursuant to the Stock Option Plan, 9,344 Shares granted pursuant to the ESPP and Warrants to acquire 74,000 Shares.

    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in NASDAQ. According to the NASDAQ published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares falls below 200,000 publicly held Shares, the number of holders of Shares falls below 400 or the aggregate market value of such publicly held Shares does not exceed $1,000,000. If these standards are not met, quotations might continue to be published in the over-the-counter "additional list" or in one of the "local lists", but if the number of holders of the Shares falls below 300, or if the number of publicly held Shares falls below 100,000, or there is not at least one market maker for the Shares, National Association of Securities Dealers rules provide that the securities would no longer be

"authorized" for NASDAQ reporting, and NASDAQ would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by any beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for this purpose. The extent of the public market for the Shares and the availability of continuing quotations for the Shares through NASDAQ would depend upon the number of holders remaining after the Offer, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below and other factors.

    If as a result of the purchase of Shares pursuant to the Offer or otherwise the Shares no longer meet the requirements of NASDAQ for continued quotation and the quotation of the Shares is discontinued, the market for the Shares could be adversely affected. Purchaser cannot predict whether or to what extent the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future prices to be greater or less than the Merger Consideration.

    The Shares are currently "margin securities", as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above with respect to listing and market quotations, following the Offer it is possible that the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for NASDAQ reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

    13. Certain Legal Matters and Regulatory Approvals.

    Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to the Merger and other such "going private" transactions in which a purchaser seeks to acquire the remaining shares not held by it. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

    General. Neither Purchaser nor COBE is aware of any license or other regulatory permit that appears to be material to the business of the Company and the Subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or, except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's present intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions in "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer" shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions, or that adverse consequences might not result to the business of the

Company, Purchaser, COBE, Gambro or Incentive or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 13. See "THE TENDER OFFER -- Section 10. Certain Conditions of the Offer".

    State Takeover Laws. The Company is incorporated under the laws of the State of Tennessee. There are certain statutory provisions under the Tennessee Law applicable to Tennessee corporations that may be deemed "anti-takeover" statutes, including, the Tennessee Business Combination Act, the Tennessee Control Share Acquisition Act and the Tennessee Investor Protection Act. In general, the Tennessee Business Combination Act prevents an "interested shareholder" (generally a person who owns or has the right to acquire 10% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Tennessee corporation for a period of five years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On May 23, 1991, the Board, by unanimous vote of all directors present at a meeting held on such date, approved the sale and issuance by the Company to COBE of Shares and certain preferred stock pursuant to the Stock Purchase Agreements, which resulted in COBE becoming an "interested shareholder" for purposes of the Tennessee Business Combination Act. Accordingly, the Tennessee Business Combination Act is inapplicable to the Offer and the Merger.

    In general, the Tennessee Control Share Acquisition Act provides that unless the acquisition of certain threshold percentages of voting control of a publicly-held Tennessee corporation is approved by a majority of the disinterested shareholders of the corporation, the shares acquired above that threshold will not be entitled to voting rights. Pursuant to the Stock Purchase Agreements, COBE's acquisition of Shares in excess of the highest threshold set forth in the Tennessee Control Share Acquisition Act, namely, a 50% threshold, was approved by the Company's shareholders on September 15, 1992 in accordance with the provisions of the Tennessee Control Share Acquisition Act. Accordingly, the Tennessee Control Share Acquisition Act is inapplicable to the Offer and the Merger.

    In general, the Tennessee Investor Protection Act applies only to "takeover offers" and provides that, in connection with such a "takeover offer", a registration statement must be filed with the offeree company and the commissioner of commerce and insurance of Tennessee, containing such information as the commissioner may by rule prescribe. However, the Tennessee Investor Protection Act provides that "takeover offer" does not include an offer to acquire any equity security of an offeree company pursuant to an offer made on substantially equal terms to all stockholders and as to which the offeree company, acting through its board of directors, has recommended acceptance to such stockholders. Because the Offer is made on substantially equal terms to all stockholders of the Company and because the Board has recommended acceptance of the Offer to such stockholders, the Tennessee Investor Protection Act does not apply to Purchaser's acquisition of Shares pursuant to the Offer.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "THE TENDER
OFFER -- Section 10. Certain Conditions of the Offer".

    14. Miscellaneous. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, COBE and Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, furnishing certain additional information with respect to the Offer; COBE, Purchaser and Company have filed with the Commission the Schedule 13E-3, together with exhibits, with respect to the Offer; and the Company has filed with the Commission the Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, with respect to the Offer. The Company's recommendation with respect to the Offer and other information required to be disseminated to shareholders of the Company pursuant to Rule 14d-9 is contained in this Offer to Purchase. Such statements, including exhibits and any amendments thereto, which furnish certain additional information with respect to the Offer, may be examined and copies may be obtained at the same places and in the same manner set forth in "THE TENDER OFFER -- Section 6. Certain Information Concerning the Company" (except that they will not be available at regional offices of the Commission). The Schedule 14D-1 and any amendments thereto and the Schedule 13E-3 and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "THE TENDER
OFFER -- Section 6. Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                          REN ACQUISITION CORP.

September 19, 1995

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                     PURCHASER, COBE, GAMBRO AND INCENTIVE

    1. Directors and Executive Officers of Purchaser. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 1185 Oak Street, Lakewood, Colorado 80215. Unless otherwise indicated, each such person is a citizen of the United States of America and has held the positions as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
                       Directors and Executive Officers of Purchaser
Mats Wahlstrom (Sweden)                        Chairman of the Board, President, Assistant
                                               Treasurer and Assistant Secretary since
                                               September 1995; Director of REN
                                               Corporation-USA, 6820 Charlotte Pike,
                                               Nashville, TN 37209, since July 1993. See
                                               Directors and Executive Officers of Gambro
                                               and COBE.

Herbert S. Lawson                              Director, Treasurer, Vice President and
                                               Assistant Secretary since September 1995;
                                               Director of REN Corporation-USA, 6820
                                               Charlotte Pike, Nashville, TN 37209, since
                                               October 1992. See Directors and Executive
                                               Officers of COBE.

Ralph Z. Levy, Jr.                             Director, Vice President, Secretary and
                                               Assistant Treasurer since September 1995;
                                               Executive Vice President, General Counsel and
                                               Secretary of REN Corporation-USA, 6820
                                               Charlotte Pike, Nashville, TN 37209 since
                                               November 1992; Partner, Wyatt, Tarrant &
                                               Combs, Suite 1500, 511 Union Street,
                                               Nashville, TN 37219 prior to November 1992.

    2. Directors and Executive Officers of COBE. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of COBE. Unless otherwise indicated, the current business address of each person is 1185 Oak Street, Lakewood, Colorado 80215. Unless otherwise indicated, each such person is a citizen of the United States of America and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with COBE.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    ]NAME                                               BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
                          Directors and Executive Officers of COBE
Randall F. Bellows                             Director since 1966, Retired Executive Vice
                                               President; Private Investor.

Robert M. Collins                              Director since 1966, Retired President;
                                               Private Investor.

Edward J. Giachetti                            Director since March 1991, Vice President
                                               since prior to 1990. See Directors and
                                               Executive Officers of Gambro.

Alain Granger (France)                         Director since July 1990; President of Hospal
                                               AG, Hospal S.A., 188 Av. Jean-Jaures,
                                               F-69007, Lyon, France.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
     NAME                                               BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
Ugo Grondelli (Italy)                          Director since July 1990; President of Gambro
                                               SpA., Via Aldo Moro I/A, I-43035, Felino
                                               (PR), Italy. See Directors and Executive
                                               Officers of Gambro.

Berthold Lindqvist (Sweden)                    Director since July 1990. See Directors and
                                               Executive Officers of Gambro.

Ingmar Magnusson (Sweden)                      Director since July 1990. See Directors and
                                               Executive Officers of Gambro.

Mats Wahlstrom (Sweden)                        Director since June 1990, President since May
                                               1991, Executive Vice President from June 1990
                                               to May 1991; Director of REN Corporation-USA,
                                               6820 Charlotte Pike, Nashville, TN 37209
                                               since July 1993. See Directors and Executive
                                               Officers of Purchaser and Gambro.

Edward C. Wood, Jr.                            Director since March 1991; President of COBE
                                               BCT, Inc., 1201 Oak Street, Lakewood, CO
                                               80215-4498 since October 1990. See Directors
                                               and Executive Officers of Gambro.

Teresa Blandford                               Vice President since July 1994, Director of
                                               Human Resources prior to July 1994.

Wendell J. Gardner                             Senior Vice President since July 1994,
                                               Director of COBE prior to July 1994.

Herbert S. Lawson                              Chief Financial Officer, Vice President, and
                                               Treasurer since July 1992, Director of Taxes
                                               prior to July 1992; Director of REN
                                               Corporation-USA, 6820 Charlotte Pike,
                                               Nashville, TN 37209 since October 1992. See
                                               Directors and Executive Officers of
                                               Purchaser.

Curtin L. Wagner                               Vice President since July 1992, Director of
                                               Logistics prior to July 1992.

    3. Directors and Executive Officers of Gambro. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Gambro. Unless otherwise indicated, the current business address of each person is P.O. Box 10101, Magistratsvagen 16, S-220 10 Lund, Sweden. Unless otherwise indicated, each such person is a citizen of Sweden and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Gambro.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
                         Directors and Executive Officers of Gambro
Mikael Lilius                                  Chairman since 1994. See Directors and
                                               Executive Officers of Incentive.

Lennart Nilsson                                Director since 1984, Chairman from 1984 until
                                               1994; President and Chief Executive Officer
                                               of Cardo AB, Box 486, S-20124, Malmo, Sweden
                                               since 1986; Director of Frigoscandia, Box
                                               912, S-251 09 Helsingborg, Sweden until 1991;
                                               Chairman of Bilspedition AB, S-412 97
                                               Goteborg, Sweden, since before 1991; Chairman
                                               of Skane Gripen AB, Box 4028, S-201 11 Malmo,
                                               Sweden, since before 1990; Director of
                                               Trelleborg AB, S-231 81, Trelleborg, Sweden,
                                               since before 1990.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
Tore Daun                                      Director since 1987, President of Molnlycke
                                               AB, Molndal, S-405 03 Goteborg, Sweden until
                                               1987; Director of Skandinaviska Enskilda
                                               Banken, S-103 90 Stockholm, Sweden since
                                               before 1992; Director of BASF Svenska AB, Box
                                               53008, S-400 14 Goteborg, Sweden, since 1991;
                                               Director of Molnlycke AB since before 1990.

Margareta Nilsson                              Vice Chairman since 1985; Chairman of
                                               Crafoord Foundation, Box 137, S-220 10 Lund,
                                               Sweden since before 1990.

Berthold Lindqvist                             Director and Member of Management Board since
                                               1984, President and Chief Executive Officer
                                               since 1984; Director of Besam AB, Box 131,
                                               S-261 22 Landskrona, Sweden since 1990;
                                               Director of PLM AB, Box 836, S-201 80 Malmo,
                                               Sweden since 1991; Director of Volvo
                                               Lastvagnar AB, S-405 08 Goteborg, Sweden
                                               since 1994; Director of Pharmacia AB, A-171
                                               97 Stockholm, Sweden since 1994; Director of
                                               Securitas AB, Box 12307, S-102 28 Stockholm,
                                               Sweden, since 1994. See Directors and
                                               Executive Officers of COBE.

Anitha Svensson-Grane                          Employee Representative on Board since 1995,
                                               Payroll Clerk, Gambro Lundia AB, Box 10101,
                                               S-220 10 Lund, Sweden, since 1975.

Gosta Gahrton                                  Director since 1994; Professor of Medicine,
                                               Karolinska Institute, S-171 77 Stockholm,
                                               Sweden since before 1990; Senior Physician
                                               and Chief of Department of Medicine, S-141 86
                                               Huddinge, Sweden.

Karl Olof Tell                                 Employee Representative on Board since 1993,
                                               Engineering Worker, Gambro Lundia AB, Box
                                               10101, S-220 10 Lund, Sweden since 1968.

Soren Mellstig                                 Director since 1995; see Directors and
                                               Executive Officers of Incentive.

Claes Wilhelmsson                              Director of Gambro Board since 1995;
                                               Executive Vice President Research &
                                               Development, Astra AB, Astra AB, S-151 85
                                               Sodertalje, Sweden from 1991 to 1995;
                                               Managing Director, Astra Draco, Box 34, S-221
                                               00 Lund, Sweden prior to 1991.

Jan Gustavsson                                 Member of Management Board and Chief
                                               Financial Officer since 1993; Chief Financial
                                               Officer of Getinge Industrier AB, S-310 44,
                                               Getinge, Sweden prior to 1993; Director of
                                               REN Corporation-USA, 6820 Charlotte Pike,
                                               Nashville, TN 37209 since 1993.

Ugo Grondelli (Italy)                          Member of Management Board since 1984, Senior
                                               Executive Vice President and Deputy Managing
                                               Director since 1988, Deputy Director since
                                               1988; Chairman of Hospal AG and Sopamed AG,
                                               Dornacherstrasse 8, CH-4008 Basel,
                                               Switzerland since 1987; President of Gambro
                                               SpA, Via Aldo Moro 1/A, I-43035 Felino (PR)
                                               Italy since 1972. See Directors and Executive
                                               Officers of COBE.

Leif Smeby                                     Member of the Management Board and Research
                                               Director of Gambro since 1986.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
Alain Granger (France)                         Member of Management Board since prior to
                                               1990; President of Hospal AB,
                                               Dornacherstrasse 8, CH-4008 Basel,
                                               Switzerland since before 1990; President of
                                               Hogamed SA, Hogamed 188 SA, Jean-Jaures,
                                               F-69007 Lyon, France since 1990.

Mats Wahlstrom                                 Member of Management Board since 1984
                                               Executive Vice President since March 1993,
                                               Chief Financial Officer prior to March 1993;
                                               Director of REN Corporation-USA, 6820
                                               Charlotte Pike, Nashville, TN 37209 since
                                               July 1993. See Directors and Executive
                                               Officers of Purchaser and COBE.

Jan-Olof Olsson                                Member of Management Board since 1986,
                                               President of Gambro Lundia AB, Box 10101,
                                               S-220 10 Lund, Sweden since 1986; President
                                               of Gambro Dialysatoren GmbH Co. KG,
                                               Holger-Crafoord-Strasse 26, D-73279
                                               Hechingen, Germany since 1990.

Edward C. Wood, Jr. (USA)                      Member of Board of Management since 1994,
                                               President of COBE BCT Inc., 1201 Oak Street,
                                               Lakewood, CO 80215-4498 since October 1990.
                                               See Directors and Executive Officers of COBE.

Edward J. Gianchetti (USA)                     Member of Board of Management since 1994. See
                                               Directors and Executive Officers of COBE.

Lawrence J. Centella (USA)                     Member of Board of Management since 1994;
                                               Director, President and Chief Financial
                                               Officer of the Company since July 1993;
                                               President of COBE Renal Care, Inc. prior to
                                               July 1993.

    4. Directors and Executive Officers of Incentive. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Incentive. Unless otherwise indicated, the current business address of each person is Hamngatan 2, P.O. Box 7373, S-10391, Stockholm, Sweden. Unless otherwise indicated, each such person is a citizen of Sweden and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Incentive.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
                       Directors and Executive Officers of Incentive
Anders Scharp                                  Chairman since 1992; Chairman of the Boards
                                               of: Electrolux, S-105 45, Stockholm, Sweden
                                               since 1992; Saab-Scania AB, S-581-88
                                               Linkoping, Sweden from 1990 to 1995; Saab AB,
                                               S-581-88 Linkoping, Sweden since 1995; Scania
                                               AB, S-151 87 Sodertalje and SKF, S-145 00
                                               Goteborg, Sweden since 1992; Vice Chairman of
                                               the Boards of Investor, S-103 32 Stockholm,
                                               Sweden since 1988 and Atlas Copco S-105 23
                                               Stockholm, Sweden since 1992; Director of
                                               Email Ltd (Australia), Waterloo, NSW 2017,
                                               Australia since 1987; Director of Swedish
                                               Employers' Confederation, S.
                                               Blasieholmshamnen 4A, S-103 30 Stockholm,
                                               Sweden since 1987; Director of Federation of
                                               Swedish Industries, Storgatan 19, S-114 85
                                               Stockholm, Sweden since 1992.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
Claes Dahlback                                 Director since 1991; President of Investor
                                               S-103 32 Stockholm, Sweden since 1978;
                                               Chairman of the Board of Vin & Spirit AB,
                                               P.O. Box 47319, S-100 74 Stockholm, Sweden
                                               since 1994; Vice Chairman of the Board of
                                               ASEA, P.O. Box 7373, S-103 91, Stockholm,
                                               Sweden since prior to 1990; Director of AAB,
                                               S-151 85 Sodertalje, Sweden since prior to
                                               1990; Director of Astra, S-581 88 Linkoping,
                                               Sweden since prior to 1990; Director of
                                               Electrolux, S-105 45 Stockholm, Sweden since
                                               prior to 1990; Director of Ericsson 126 25
                                               Stockholm, Sweden since prior to 1990;
                                               Director of Saab-Scania, S-581 88 Linkoping,
                                               Sweden since prior to 1990; Director of SKF,
                                               S-415 50 Goteborg, Sweden since prior to
                                               1990; Director of STORA, S-791 80 Falun,
                                               Sweden since prior to 1990.

Casimir Ehrnrooth (Finnish)                    Director since 1991; Chairman of Kymmene
                                               Corporation, P.O. Box 1079, SF-00101
                                               Helsinki, Finland since 1991; Director of
                                               Nokia Group, P.O. Box 226, SF-00101 Helsinki,
                                               Finland since 1992. Director of Unitas Oy,
                                               P.O. Box 84, SF-00101 Helsinki, Finland since
                                               1992; Director of Continental AG, Post Fach
                                               169, D-3001 Hannover, Germany since 1995.

Lennart Hagelin                                Director since 1992; Chairman of Svenska
                                               Dagbladot, S-105 17 Stockholm, Sweden since
                                               1992; Chairman of Grand Hotel Holdings, S 103
                                               27 Stockholm, Sweden since 1993; Director of
                                               Skandia, S-103 50 Stockholm, Sweden since
                                               prior to 1990; Director of Axel Johnson AB,
                                               P.O. Box 26008, S-100 41 Stockholm, Sweden
                                               since prior to 1990.

Lief Johansson                                 Director since 1992; President and Chief
                                               Executive Officer of Electrolux, S-105 45
                                               Stockholm, Sweden since 1991.

Mikael Lilius (Finnish)                        Director since 1991, President and Chief
                                               Executive Officer since 1991; Chairman of
                                               Garphyttan Industrier P.O. Box 7200, S-103 88
                                               Stockholm, Sweden since 1992; Director of
                                               Huhtamaki Oy, Etelaranta 8, SF-00130
                                               Helsinki, Finland since prior to 1990. See
                                               Directors and Executive Officers of Gambro.

Karl-Erik Sahlberg                             Director since 1995; Chairman of Perstorp AB,
                                               S-284 80 Perstorp, Sweden since 1991;
                                               Chairman of Investment AB Cardo, P.O. Box
                                               486, S-201 24 Malmo, Sweden since 1986;
                                               Chairman of Vattenfall AB, S-162 87
                                               Stockholm, Sweden since 1992; Vice Chairman
                                               of Skandinaviska Ensklida Banken, S-106 40
                                               Stockholm, Sweden since prior to 1990;
                                               Director of Tetra Laval Group,
                                               Landerigranden, S-221 86 Lund, Sweden since
                                               1993; Chairman of Skoogs AB, S-205 70 Malmo,
                                               Sweden since prior to 1990.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
Sven Soderberg                                 Director since 1991; Chairman of Skandia,
                                               S-103 50 Stockholm, Sweden since prior to
                                               1990; Chairman of Ratos, P.O. Box 1661, S-111
                                               96 Stockholm, Sweden since 1994; Director of
                                               ASEA, P.O. Box 7373, S-103 91 Stockholm,
                                               Sweden since prior to 1990; Director of
                                               STORA, S-791 80 Falun, Sweden since prior to
                                               1990; General Counsel of Norway since prior
                                               to 1990.

Marcus Wallenberg                              Director since 1994; Executive Vice President
                                               of Investor, S-103 32 Stockholm, Sweden since
                                               1993; Vice Chairman of Astra, S-151 85
                                               Sodertalje, Sweden since 1993; Vice Chairman
                                               of Saab AB, S-581 88 Linkoping, Sweden since
                                               1993; Vice Chairman of the Knut and Alice
                                               Wallenberg Foundation, S-104 60 Stockholm,
                                               Sweden since prior to 1990; Deputy Director
                                               of SKF, S-415 00 Goteborg, Sweden since 1993.

Tore Burstrom                                  Employee Representative on Board since 1991
                                               (Swedish Federation of Salaried Employees in
                                               Industry and Services); Employee of Skega AB,
                                               S-934 81 Ersmark, since prior to 1990.

Ake Jacobsson                                  Employee Representative on Board since 1991
                                               (the Swedish Confederation of Trade Unions);
                                               Member of the Board of the Electricians'
                                               Local Union; Employee of Yngeredsfors Kraft
                                               AB, P.O. Box 10250, S-434 23 Kungsbacka,
                                               since prior to 1990.

Bengt-Ola Nygren                               Employee Representative on Board since 1991
                                               (the Swedish Confederation of Trade Unions);
                                               Employee of Munters Component AB, P.O. Box
                                               29, S-740 61 Tobo, since prior to 1990.

Hakan Lindh                                    Employee Representative on Board since 1991
                                               (Swedish Federation of Salaried Employees in
                                               Industry and Services); Employee of
                                               Yngeredsfors Kraft AB, P.O. Box 10250, S-434
                                               23 Kungsbacka, since prior to 1990.

Jan Marklund                                   Employee Representative on Board since 1993
                                               (the Swedish Confederation of Trade Unions);
                                               Employee of Skega B, S-934 81 Ersmark, since
                                               prior to 1990.

Dan Nilsson                                    Employee Representative on Board since 1991
                                               (Swedish Federation of Salaried Employees in
                                               Industry and Service), Employee of Hagglunds
                                               Vehicle AB, S-891 81 Ornskoldsvik, since
                                               prior to 1990.

Lars Fahlen                                    Senior Vice President, Personnel since 1992;
                                               Director of Personnel, ITT Flygt AB, P.O. Box
                                               1309, S-171 25 Solna, from 1985 to 1992, from
                                               1985 to 1992.

Anders Fraggstedt                              Executive Vice President since 1991;
                                               President of ABB Relays AB, S-721 83
                                               Vaster  deg.as, since prior to 1991.

Anders Jagraeus                                Executive Vice President since 1995;
                                               President of STORA AB S-791 80 Falun, Sweden
                                               from 1988-1991; President of AB Carl Munters
                                               P.O. Box 430, S-191 24 Sollentuna, Sweden
                                               from 1991-1995; Director of Garphyttan AB
                                               P.O. Box 7200, S-103 88 Stockholm, Sweden
                                               since 1995.

Sverker Lundkvist                              Senior Vice President, Finance, since 1993;
                                               Executive Vice President, Skandia
                                               International, S-103 50 Stockholm, Sweden
                                               from prior to 1991.

                                                      PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT; MATERIAL POSITIONS HELD
                                                      DURING THE PAST FIVE YEARS AND
    NAME                                                BUSINESS ADDRESSES THEREOF
---------------------------------------------  ---------------------------------------------
Soren Mellstig                                 Senior Vice President, Corporate Control
                                               since 1994; Senior Vice President Nobel
                                               Industries (Chemicals), P.O. Box 11500, S-100
                                               61 Stockholm, Sweden from 1993 to 1994;
                                               Senior Vice President EKA Nobel (chemicals),
                                               S-445 80 Bohus prior to 1993; Director of
                                               Akzo Nobel AB P.O. Box 11500, S-100 60
                                               Stockholm, Sweden from prior to 1993. See
                                               Directors and Executive Officers of Gambro.

Bengt Modeer                                   Senior Vice President, Corporate
                                               Communications since 1987.

Kjell Spangbeg                                 Senior Vice President, Business Development
                                               and M&A since 1992; Consultant since prior to
                                               1992.

                                                                     SCHEDULE II

     TEXT OF TITLE 48, CHAPTER 23 OF THE TENNESSEE BUSINESS CORPORATION ACT

            CHAPTER 23. BUSINESS CORPORATIONS -- DISSENTERS' RIGHTS.

            PART 1 -- RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

48-23-101 DEFINITIONS.

    (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

    (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;

    (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Sec.48-23-102 and who exercises that right when and in the manner required by Sec.Sec.48-23-201 -- 48-23-209;

    (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

    (5) "Interest" means interest from the effective date of the corporate action that gave rise to the shareholder's right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

    (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

    (7) "Shareholder" means the record shareholder or the beneficial shareholder.

48-23-102 RIGHT TO DISSENT.

    (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

        (1) Consummation of a plan of merger to which the corporation is a party:

           (A) If shareholder approval is required or the merger by Sec.48-21-103 or the charter and the shareholder is entitled to vote on the merger; or

           (B) If the corporation is a subsidiary that is merged with its parent under Sec.48-21-104;

        (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

        (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

        (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it:

           (A) Alters or abolishes a preferential right of the shares;

           (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

           (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

           (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

           (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share is to be acquired for cash under Sec.48-16-104; or

        (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    (b) A shareholder entitled to dissent and obtain payment for his shares under this chapter may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent; with respect to the shareholder or the corporation.

    (c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters' rights, is listed on an exchange registered under Sec.6 of the Securities Exchange Act of 1934, as amended, or is a "national market system security," as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

48-23-103 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

    (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

    (b) A beneficial shareholder may assert dissenters' rights as to shares of any one (1) or more classes held on his behalf only if:

        (1) He submits to the corporation the record shareholder's written consent to the dissent not more later than the time the beneficial shareholder asserts dissenters' rights; and

        (2) He does so with respect to all shares of the same class of which he is the beneficial shareholder or over which he has power to direct the vote.

             PART 2 -- PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

48-23-201 NOTICE OF DISSENTERS' RIGHTS.

    (a) If proposed corporate action creating dissenters' rights under Sec.48-23-102 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

    (b) If corporate action creating dissenters' rights under Sec.48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Sec.48-23-203.

    (c) A corporation's failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202 NOTICE OF INTENT TO DEMAND PAYMENT.

    (a) If proposed corporate action creating dissenters' rights under Sec.48-23-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

        (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

        (2) Must not vote his shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by Sec.48-23-201.

    (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

48-23-203 DISSENTERS' NOTICE.

    (a) If proposed corporate action creating dissenters' rights under Sec.48-23-102 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Sec.48-23-202.

    (b) The dissenters' notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:

        (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

        (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

        (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

        (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

        (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Sec.48-23-201.

48-23-204 DUTY TO DEMAND PAYMENT.

    (a) A shareholder sent a dissenters' notice described in Sec.48-22-203 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Sec.48-23-203(b)(3), and deposit his certificates in accordance with the terms of the notice.

    (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

    (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenter's notice, is not entitled to payment for his shares under this chapter.

    (d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

48-23-205 SHARE RESTRICTIONS.

    (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under Sec.48-23-207.

    (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

48-23-206 PAYMENT.

    (a) Except as provided in Sec.48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with Sec.48-23-204 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

    (b) The payment must be accompanied by:

        (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

        (2) A statement of the corporation's estimate of the fair value of the shares;

        (3) An explanation of how the interest was calculated;

        (4) A statement of the dissenter's right to demand payment under Sec.48-23-209; and

        (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to Sec.Sec.48-23-201 or 48-23-203.

48-23-207 FAILURE TO TAKE ACTION.

    (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters' rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (b) If after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters' notice under Sec.48-23-203 and repeat the payment demand procedure.

48-23-208 AFTER-ACQUIRED SHARES.

    (a) A corporation may elect to withhold payment required by Sec.48-23-206 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

    (b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under Sec.48-23-209.

48-23-209 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

    (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under Sec.48-23-206), or reject the corporation's offer under Sec.48-23-208 and demand payment of the fair value of his shares and interest due, if:

        (1) The dissenter believes that the amount paid under Sec.48-23-206 or offered under Sec.48-23-208 is less than the fair value of his shares or that the interest due is incorrectly calculated;

        (2) The corporation fails to make payment under Sec.48-23-206 within two
    (2) months after the date set for demanding payment; or

        (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

    (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for his shares.

                     PART 3 -- JUDICIAL APPRAISAL OF SHARES

48-23-301 COURT ACTION.

    (a) If a demand for payment under Sec.48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

    (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceedings as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    (e) Each dissenter made a party to the proceeding is entitled to judgment:

        (1) For the amount, if any, by which the court finds the fair value of his shares, plus accrued interest, exceeds the amount paid by the corporation; or

        (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under Sec.48-23-208.

48-23-302 COURT COSTS AND COUNSEL FEES.

    (a) The court in an appraisal proceeding commenced under Sec.48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Sec.48-23-209.

    (b) The court may also assess the fees expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

        (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sec.Sec.48-23-201 -- 48-23-209; or

        (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

    (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                                                    SCHEDULE III

                         INDEPENDENT AUDITORS'S REPORT

To the Board of Directors and Shareholders of REN Corporation-USA:

    We have audited the consolidated balance sheet of REN Corporation-USA and subsidiaries as of December 31, 1993, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1993. In connection with our audits of these consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index appearing under
Item 14(a)(2), as of December 31, 1993 and for each of the years in the two-year period ended December 31, 1993. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of REN Corporation-USA and subsidiaries as of December 31, 1993, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1993, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

                                                  KPMG PEAT MARWICK LLP

Nashville, Tennessee
January 25, 1994

                              REN CORPORATION-USA
                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,    DECEMBER 31,
                                                                       1994            1993
                                                                   ------------    ------------
   ASSETS
Current assets:
  Cash and cash equivalents.....................................   $    644,231         654,845
  Accounts receivalble less allowances for uncollectibles and contractual adjustments of $12,885,262 and $12,863,514 at
    December 31, 1994 and 1993, respectively....................     22,251,792      20,676,857
  Estimated third-party settlements, net........................         59,653         530,075
  Inventory.....................................................      3,382,071       2,683,106
  Income taxes receivable.......................................        --            1,887,716
  Prepaid expense...............................................        974,242       1,482,405
  Current deferred taxes, net...................................      3,078,875       1,957,196
  Other current assets..........................................      1,385,107       2,423,635
                                                                   ------------    ------------
    Total current assets........................................     31,775,971      32,295,835
Property, plant and equipment, net..............................     51,915,880      41,198,497
Intangible assets, net..........................................     47,459,639      50,523,650
Notes receivable................................................      1,794,792         574,149
Other assets....................................................      1,367,659       1,548,231
                                                                   ------------    ------------
    Total assets................................................   $134,313,941     126,140,362
                                                                   ------------    ------------
                                                                   ------------    ------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilites:
  Current maturities of long-term debt and capital lease
    obligations.................................................   $     87,308         441,593
  Accounts payable (including related party payables of $743,874
    and $244,594 at December 31, 1994 and 1993, respectively)...      6,541,241       3,220,597
  Accrued expenses..............................................      2,938,799       3,496,244
  Accrued wages and benefits....................................      3,750,532       2,579,733
  Income taxes payable..........................................      1,520,918         --
                                                                   ------------    ------------
    Total current liabilities...................................     14,838,798       9,738,167
                                                                   ------------    ------------
Long-term debt and capital lease obligations, less current
maturities......................................................        342,364      10,704,079
Deferred taxes,net..............................................      4,300,587       1,179,846
Other liabilities...............................................         88,730          26,325
                                                                   ------------    ------------
    Total long-term liabilities.................................      4,731,681      11,910,250
                                                                   ------------    ------------
Redeemable common stock; 12,000 and 18,000 shares issued and
outstanding at December 31, 1994 and 1993, respectively.........         47,000          70,500
                                                                   ------------    ------------
Commitments and contingencies (notes 11,12,13,and 15)
Shareholders' equity:
  Common stock; no par value, authorized 60,000,000 shares;
    18,898,546 and 18,753,095 shares issued and outstanding at
    December 31, 1994 and 1993, respectively....................    101,840,512     100,897,680
  Additional paid-in capital....................................      4,224,488       4,224,488
  Retained earnings.............................................      8,649,560         138,656
  Less unearned stock grant compensation........................        (18,098)       (839,379)
                                                                   ------------    ------------
    Total shareholders' equity..................................    114,696,462     104,421,445
                                                                   ------------    ------------
    Total liabilities and shareholders' equity..................   $134,313,941     126,140,362
                                                                   ------------    ------------
                                                                   ------------    ------------

          See accompanying notes to consolidated financial statements

                                     III-2

                              REN CORPORATION--USA
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                            1994           1993           1992
                                                        ------------    -----------    ----------
Revenue:
  Dialysis services..................................   $120,428,465     93,866,393    70,345,357
  Laboratory services................................     11,386,250     11,321,502    10,468,987
                                                        ------------    -----------    ----------
                                                         131,814,715    105,187,895    80,814,344
                                                        ------------    -----------    ----------
Direct operating expense:
  Dialysis services (including related party
    transactions of $7,996,855, $6,895,998 and
$3,071,739, respectively)............................     85,861,893     70,502,931    45,170,081
  Laboratory services (including related party
    transactions of $22,479, $0 and $80,500,
respectively)........................................      5,579,207      6,551,743     8,823,066
                                                        ------------    -----------    ----------
                                                          91,441,100     77,054,674    53,993,147
                                                        ------------    -----------    ----------
Gross operating profit:
  Dialysis services..................................     34,566,572     23,363,462    25,175,276
  Laboratory services................................      5,807,043      4,769,759     1,645,921
                                                        ------------    -----------    ----------
                                                          40,373,615     28,133,221    26,821,197
Indirect operating expense:
  General, administrative and operations support
    (including related party transactions of
    $619,607, $176,613 and $387,231, respectively)...     11,360,801     13,011,061     8,184,995
Employee severance...................................        --           1,722,747
Stock-based compensation.............................        --           4,224,488
Writeoff of organization and development cost........        --             968,000       122,889
Provision to carry assets at estimated fair value....        --             800,000        --
Depreciation and amortization........................     10,878,728      9,880,123     7,003,445
Bad debt expense.....................................      2,823,015      2,042,328     1,151,353
Equity in loss of investee...........................        270,000        323,000        --
Loss on disposal of assets...........................        119,376        600,000       276,123
                                                        ------------    -----------    ----------
Income (loss) from operations........................     14,921,695     (5,438,526)   10,082,392
Non-operating (income) expense:
  Interest income....................................       (203,072)      (226,701)   (1,037,469)
  Interest expense...................................      1,043,863        776,780     2,653,241
  Writeoff of costs of suspended financing...........        --             170,207
                                                        ------------    -----------    ----------
Income (loss) before income tax expense..............     14,080,904     (5,988,605)    8,296,413
Income tax expense (benefit).........................      5,570,000     (2,230,122)    2,941,624
                                                        ------------    -----------    ----------
Net income (loss)....................................   $  8,510,904     (3,758,483     5,354,789
                                                        ------------    -----------    ----------
                                                        ------------    -----------    ----------
Net income (loss) per common share and common share
equivalent...........................................   $       0.45          (0.20)         0.38
                                                        ------------    -----------    ----------
                                                        ------------    -----------    ----------
Weighted average common shares and common share
equivalents outstanding..............................     18,898,831     18,777,322    14,472,227
                                                        ------------    -----------    ----------
                                                        ------------    -----------    ----------

          See accompanying notes to consolidated financial statements.

                                     III-3

                              REN CORPORATION-USA
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                                          RETAINED
                                        COMMON             ADDITIONAL     EARNINGS       UNEARNED
                               -------------------------    PAID-IN     (ACCUMULATED   STOCK GRANT
                                 SHARES        AMOUNT       CAPITAL       DEFICIT)     COMPENSATION      TOTAL
                               ----------   ------------   ----------   ------------   ------------   -----------
December 31, 1991............  11,293,434   $ 30,551,315       --        (1,446,671)    (1,520,211)    27,584,433
Net income...................      --            --            --         5,354,789        --           5,354,789
Issuance of common stock for:
 Cash........................   6,670,732     63,371,992       --           --             --          63,371,992
 Other assets................      36,043        405,000       --           --             --             405,000
 Conversion of debt..........      82,352        700,000       --           --             --             700,000
Exercise of stock options....      35,350        158,888       --           --             --             158,888
Exercise of warrants.........      67,700        203,100       --           --             --             203,100
Redemption of common stock...    (120,000)      (850,000)      --           --             --            (850,000)
Amortization of unearned
 stock grant compensation....      --            --            --           --             350,680        350,680
Accretion of redeemable
 common stock................      --            --            --           (10,979)       --             (10,979)
                               ----------   ------------   ----------   ------------   ------------   -----------
December 31, 1992............  18,065,611     94,540,295       --         3,897,139     (1,169,531)    97,267,903
Net loss.....................      --            --            --        (3,758,483)       --          (3,758,483)
Issuance of common stock for
conversion of debt...........     249,484      2,120,615       --           --             --           2,120,615
Exercise of stock options,
 including $504,271 tax
 benefit of stock options
exercised....................     251,000      2,794,770       --           --             --           2,794,770
Amortization of unearned
 stock grant compensation....      --            --            --           --             330,152        330,152
Other contributed capital....      --            --         4,224,488       --             --           4,224,488
Expiration of redeemable
 common stock................     187,000      1,442,000       --           --             --           1,442,000
                               ----------   ------------   ----------   ------------   ------------   -----------
December 31, 1993............  18,753,095    100,897,680    4,224,488       138,656       (839,379)   104,421,445
Net income...................      --            --            --         8,510,904        --           8,510,904
Cancellation of common
stock........................     (12,000)      (159,000)      --           --             --            (159,000)
Issuance of common stock for
 stock purchase plan.........      25,539        191,543       --           --             --             191,543
Exercise of stock options
 including $193,260 tax
 benefit of stock options
 exercised                        125,912        886,789       --           --             --             886,789
Expiration of redeemable
 common stock................       6,000         23,500       --           --             --              23,500
Amortization of unearned
 stock grant compensation....      --            --            --           --             222,673        222,673
Reclassification of unearned
 stock grant compensation to
intangibles..................      --            --            --           --             598,608        598,608
                               ----------   ------------   ----------   ------------   ------------   -----------
December 31, 1994............  18,898,546   $101,840,512    4,224,488     8,649,560        (18,098)   114,696,462
                               ----------   ------------   ----------   ------------   ------------   -----------
                               ----------   ------------   ----------   ------------   ------------   -----------

          See accompanying notes to consolidated financial statements.

                                     III-4

                              REN CORPORATION--USA
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

                                                            1994           1993           1992
                                                        ------------    -----------    -----------
Cash flows from operating activities:
  Net income (loss)..................................   $  8,510,904     (3,758,483)     5,354,789
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization expense............     10,878,728      9,880,123      7,003,445
    Amortization of unearned stock grant
compensation.........................................        222,673        330,152        350,680
    Writeoff of costs of suspended financings........        --             --             170,207
    Stock based compensation.........................        --           4,224,488        --
    Provision to carry equipment at estimated fair
value................................................        --             800,000        --
    Loss on asset disposals..........................        119,376        600,000        276,123
    Equity in loss of investee.......................        270,000        323,000        --
    Writeoff of organization and development cost....        --             968,000        122,889
    Deferred income taxes............................      1,999,062     (1,770,552)       338,896
  Effect on cash of change in operating assets and
    liabilities, net of effects from acquisitions:
    Accounts receivable and estimated third party
settlements..........................................     (1,104,513)      (582,710)    (8,845,431)
    Inventory........................................       (698,965)       (70,143)      (783,912)
    Income taxes receivable..........................      1,887,716     (1,887,716)       --
    Prepaid expenses and other current assets........      1,546,691     (1,785,953)       409,181
    Notes receivable and other assets................        189,929     (1,608,916)      (664,525)
    Accounts payable.................................      3,320,644     (2,209,117)     1,242,130
    Accrued payroll expenses and income taxes........      2,196,676     (1,391,397)    (3,768,953)
    Other, net.......................................        --              (5,326)        28,101)
                                                        ------------    -----------    -----------
      Net cash provided by operating activities......     29,338,921      2,055,450      1,177,418
                                                        ------------    -----------    -----------
Cash flows from investing activities:
  Proceeds from sale of short-term investments.......        --             --          90,123,421
  Purchase of short-term investments.................        --             --         (39,833,929)
  Purchases of property, plant and equipment.........    (19,634,675)   (14,573,757)   (11,830,675)
  Acquisitions, net of cash acquired.................        --          (1,850,000)   (30,775,000)
  Intangible assets acquired.........................     (1,272,440)    (6,763,175)    (3,773,587)
  Net book value of assets sold......................      2,854,247        --             125,000
                                                        ------------    -----------    -----------
      Net cash provided by (used in) investing
activities...........................................    (18,052,868)   (23,186,932)     4,035,230
                                                        ------------    -----------    -----------
Cash flows from financing activities
  Repayment of repurchase agreement..................        --             --         (90,123,421)
  Proceeds from repurchase agreement.................        --             --          39,833,929
  Proceeds from issuance of long-term debt...........     34,882,660     16,675,000     34,025,000
  Principal payments on long-term debt and capital
    lease obligations................................    (45,598,660)    (6,280,019)   (39,772,021)
  Issuance of note receivable........................     (1,500,000)       --             --
  Repayment of notes payable.........................        --          (7,025,000)      (142,892)
  Net proceeds from issuance of common stock.........        191,543        --          63,371,992
  Proceeds from common stock options and warrants
exercised............................................        886,790      2,794,770        361,988
  Redemption of redeemable common stock..............        --             --            (195,755)
  Redemption of common stock.........................       (159,000)       --            (850,000)
                                                        ------------    -----------    -----------
      Net cash provided by (used in) financing
activities...........................................    (11,296,667)     6,164,751      6,508,820
                                                        ------------    -----------    -----------
Net increase (decrease) in cash and cash
equivalents..........................................        (10,614)   (14,966,731)    11,721,468
Cash and cash equivalents at beginning of year.......        654,845     15,621,576      3,900,108
                                                        ------------    -----------    -----------
Cash and cash equivalents at end of year.............   $    644,231        654,845     15,621,576
                                                        ------------    -----------    -----------
                                                        ------------    -----------    -----------

          See accompanying notes to consolidated financial statements.

                                     III-5

                              REN CORPORATION--USA
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992

    Supplemental disclosures of cash flow information:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------    ---------    ---------
Cash paid during the period for:
  Interest................................................   $  748,431      569,453    2,752,081
  Income taxes............................................   $1,840,800    1,805,934    3,005,132

    Supplemental schedule of noncash investing and financing activities:

    During the year ended December 31, 1993, the Company acquired certain assets, principally goodwill and agreements not to compete, of North County Dialysis Inc. and West Coast Medical Specialties for an aggregate purchase price of $1,850,000. During the year ended December 31, 1992, the Company acquired certain assets, principally goodwill and equipment of the Institute for Laboratory Medicine, Inc (ILM), Southwest Kidney Institute, Inc. (SKI) Orlando Dialysis, Inc. (ODI), and West Orange Dialysis, Inc. (WODI) for an aggregate puchase price of $24,775,000 plus the assumption of certain specified liabilities. The Company also purchased, during 1992, certain assets of a Memphis hospital dialysis clinic for total cash consideration of $6,000,000. In connection with these acquisitions, the following liabilities were assumed:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                              1994         1993          1992
                                                             -------    ----------    -----------
Fair market value of assets acquired......................   $ --        1,850,000     35,249,444
Issuance of notes.........................................     --         (175,000)    (7,025,000)
Cash paid.................................................     --       (1,675,000)   (23,750,000)
                                                             -------    ----------    -----------
  Liabilities assumed.....................................   $ --           --          4,474,444
                                                             -------    ----------    -----------
                                                             -------    ----------    -----------

    During 1994, redemption rights on 6,000 shares of common stock for $23,500 expired.

    During 1994, common stock was increased by $193,260 for the estimated tax benefit of stock options exercised.

    During 1994, unearned stock grant compensation was decreased by $598,608 related to an agreement with one of the facility medical directors which was reclassified to intangibles.

    During 1993, in conjunction with severance agreements with former officers of the Company, additional paid-in capital of $4,224,488 was recorded on the books of the Corporation. This amount represents the excess paid over market value of the Company's common shares held by former officers. These shares were purchased by the Company's majority shareholder. No Company funds were used in the purchase.

    During 1993, pursuant to the provisions of certain Convertible Promissory Notes, $2,120,615 of long term debt was converted to shareholders' equity through the issuance of 249,484 shares of common stock at $8.50 per share. During 1992, pursuant to the provisions of a Convertible Promissory Note, $700,000 of long-term debt was converted to shareholders' equity through the issuance of 82,352 shares of common stock at $8.50 per share.

    During 1993, redemption rights on 187,000 shares of common stock for $1,442,000 expired.

    During 1992, the Company issued 20,000 shares of common stock with a market value of $255,000 pursuant to an agreement regarding dialysis services with a university medical school.

    During 1992 the Company issued 16,043 shares of common stock with a market value of $150,000 pursuant to non-compete agreements with medical directors.

    During 1992 the Company redeemed 15,598 shares of redeemable common stock at a redemption price of $195,755.

                                     III-6

                              REN CORPORATION--USA
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

    REN Corporation-USA (the Company) was organized in 1987 to operate kidney dialysis clinics and provide related medical services. The Company also operates a clinical testing laboratory.

CONSOLIDATION POLICY

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. The Company's minority ownership interest in two entities is insignificant in relation to the consolidated financial statements. The Company's investment in one center, in which the Company owns more than 20%, but less than 50%, is accounted for by the equity method.

REVENUE

    During 1994, 1993 and 1992, the Company received approximately 72%, 66%, and 75%, respectively, of its dialysis revenue from Medicare and Medicaid reimbursement programs. The Company received approximately 88%, 83%, and 83% of its laboratory revenue from Medicare and Medicaid during 1994, 1993 and 1992, respectively. The remaining balance of 1994, 1993 and 1992 revenue was from insurance, private and other third party payors. The Medicare and Medicaid programs reimburse the Company at amounts different from the Company's established rates. Contractual adjustments under these programs represent the difference between the amounts billed for these services and the amounts allowed by third-party payors. A summary of the basis for reimbursement with these payors follows:

  Medicare

    The Company is paid by the Medicare program on a prospective payment system for dialysis services. Each facility receives a composite rate that is adjusted to account for geographic differences in the cost of labor. The prospectively determined composite rates are not subject to retroactive adjustments. The Company is paid for its laboratory services based on a fee schedule.

  Medicaid

    Medicaid is a state administered program; therefore, reimbursement rates vary between states. The programs administered by Alabama, Georgia, Kentucky, Missouri, North Carolina, Oklahoma, Texas and Virginia reimburse the Company for dialysis services based on prospective payment rates. The Tennessee Medicaid program reimburses the Company at tentative reimbursement rates. Final reimbursement rates for Tennessee are determined after submission of annual cost reports by the Company. Medicaid reimburses the Company for laboratory services based on a fee schedule. In Arizona, the Company receives reimbursement from the Arizona Health Care Cost Containment System (AHCCCS).

    The Company does not believe that there are any significant credit risks associated with receivables from the Medicare and Medicaid programs. The allowance for uncollectibles and contractual adjustments consists of management's estimate of amounts that may prove uncollectible as a result of contractual adjustments arising from established rates of reimbursement set by Medicare, Medicaid and other third-party payors and uncollectible receivables. Provisions for contractual allowances are recorded as a reduction of revenue while bad debts are reported separately.

                                     III-7

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand, cash on deposit at banks and investments which mature within seven days from the date of purchase. The carrying amount reflected on the balance sheet at December 31, 1994 and 1993, respectively, approximates fair value.

INVENTORIES

    Inventories of supplies are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant, and equipment are reported at cost or estimated fair value when acquired as part of a business combination and include improvements that significantly add to productive capacities or extend useful lives.

    Property, plant, and equipment are depreciated by the straight-line method over their estimated useful lives. The general range of useful lives is fifteen to thirty years for buildings and leasehold improvements (limited to the term of the lease) and five to seven years for other plant and equipment. Interest expense incurred in connection with the construction of dialysis centers is capitalized as part of the building until the center is operational, at which time depreciation begins using the straight line method over the estimated useful life of the building.

INTANGIBLE ASSETS

    Acquisition related intangible assets arose from acquisitions by the Company. The Company has adopted the following useful lives and methods to amortize acquisition related intangibles: goodwill--twenty-five years on a straight-line basis; dialysis center patient lists--three to four years on a straight-line basis; laboratory customer lists--twenty-seven years on an accelerated method; and covenants not to compete--over the life of the agreement on a straight-line basis.

    Organization and development costs represent direct expenditures for legal, market research, marketing to prospective medical directors, licensing and pre-opening costs (training, hiring, etc.) associated with new dialysis centers and laboratories. If efforts to establish a new center or laboratory are abandoned, the related costs are charged to operations. When a new center or laboratory is opened, the related organization and development costs are amortized on a straight-line basis over five years.

    Software costs are amortized by the straight-line method over five years.

    The carrying value of goodwill (excess of purchase price over net assets acquired) is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of goodwill is reduced by the estimated shortfall of cash flows.

INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

                                     III-8

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ESTIMATED MALPRACTICE COSTS

    It is the Company's policy that provision for estimated malpractice costs be made based upon the Company's experience. Provision for such malpractice claims includes estimates of the ultimate costs for both reported claims and claims incurred but not reported. Professional liability insurance coverage is maintained to hedge against the risk of significant losses.

EARNINGS PER SHARE

    Earnings per share has been computed by dividing net income (loss) after adjustment for the tax-effected interest expense related to convertible promissory notes by the weighted average number of common shares and common share equivalents outstanding during the year.

    Common share equivalents included in determining earnings per share include shares issuable upon assumed exercise of warrants, stock options issued to employees, medical directors and members of the Board of Directors (note 8), common stock redeemable at the option of the shareholder (note 7), and shares issuable upon the conversion of certain promissory notes.

RECLASSIFICATIONS

    Certain reclassifications have been made to the 1993 and 1992 consolidated financial statements to conform to current year presentation.

(2) BUSINESS COMBINATIONS

1993 ACQUISITIONS

    On May 31, 1993, the Company purchased certain assets, principally goodwill and agreements not to compete, of North County Dialysis Center, Inc. for $1,500,000. North County Dialysis Center, Inc. operated a dialysis center in Escondido, California.

    On June 4, 1993, the Company purchased certain assets, primarily agreements not to compete, of West Coast Medical Specialties for $350,000. West Coast Medical Specialties was a provider of acute services for seven hospitals in Southern California.

    The following pro forma summary financial information has been prepared as though the 1993 acquisitions discussed above had occurred at the beginning of 1992. This financial information is not necessarily indicative of the actual results that would have occurred had the purchases been made at the beginning of the year.

                                     III-9

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(2) BUSINESS COMBINATIONS--(CONTINUED)
UNAUDITED PRO FORMA FINANCIAL DATA

                                         YEAR ENDED DECEMBER 31,
                                        --------------------------
                                            1993           1992
                                        ------------    ----------
Total revenues.......................   $107,241,000    84,039,000
Operating profit.....................     28,953,000    29,060,000
Income (loss) before income tax
expense..............................     (5,797,000)    8,707,000
Net income (loss)....................     (3,644,000)    5,601,000
Earnings (loss) per share............          (0.19)          .39
Weighted average shares..............     18,777,322    14,472,227

1992 ACQUISITIONS

    On January 2, 1992, the Company acquired certain assets, principally goodwill and equipment, of the Institute for Laboratory Medicine, Inc. (ILM) for $6,000,000. In addition, the Company assumed certain specified liabilities, principally consisting of existing employment arrangements and lease agreements, in connection with the purchase which approximated $3,073,000. ILM operated a general reference medical laboratory in Florida with branch offices in eight separate locations throughout the State.

    On April 29, 1992, the Company purchased substantially all of the operating assets of Southwest Kidney Institute, Inc. (SKI) for $11,500,000 in cash and assumed liabilities of approximately $520,000 for total consideration of $12,020,000. SKI operated four dialysis centers in and around Tucson, Arizona.

    On July 31, 1992, the Company purchased certain assets of a Memphis hospital dialysis clinic for cash consideration of $6,000,000.

    On December 31, 1992, the Company purchased substantially all of the operating assets of Orlando Dialysis, Inc. (ODI) and West Orange Dialysis, Inc.
(WODI) for $250,000 in cash and $7,025,000 in promissory notes. The notes were repaid in January 1993. In addition, the Company assumed certain specified liabilities consisting of bank notes and accounts payable in connection with the purchase which approximated $900,000. Prior to the purchase, the Company managed both dialysis clinics.

    The above acquisitions were accounted for as purchase transactions with the purchase price being allocated to each asset and liability based on respective estimated fair values at the date of acquisition. The excess of the purchase price over net assets or goodwill acquired in 1993 and 1992 was $1,400,000 and $26,328,000, respectively. The goodwill is included in intangible assets and is being amortized over twenty-five years on a straight-line basis.

                                     III-10

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(3) PROPERTY, PLANT AND EQUIPMENT

    A summary of property, plant and equipment and related accumulated depreciation at December 31 is as follows:

                                            1994           1993
                                         -----------    ----------
Land..................................   $ 4,048,874     2,593,900
Buildings.............................    12,418,649     8,041,989
Leasehold improvements................    15,013,442    11,863,402
Equipment.............................    36,422,583    29,964,821
Furniture and fixtures................     3,052,369     2,597,248
Transportation equipment..............       122,399       265,674
                                         -----------    ----------
                                          71,078,316    55,327,034
    Less accumulated depreciation.....    19,162,436    14,128,537
                                         -----------    ----------
Total property, plant & equipment,
net...................................   $51,915,880    41,198,497
                                         -----------    ----------
                                         -----------    ----------

    Depreciation expense for the years ended December 31, 1994, 1993, and 1992, was $6,088,825, $5,141,838, and $3,591,138, respectively.

(4) INTANGIBLE ASSETS

    Intangible assets consists of goodwill and other identifiable intangibles. A summary of intangible assets and related accumulated amortization at December 31 is as follows:

                                            1994           1993
                                         -----------    ----------
Acquisition related intangibles:
  Goodwill............................   $32,227,056    31,912,700
  Patient and customer lists..........     8,330,827     8,280,837
  Covenants not to compete............    15,305,180    14,706,573
  Other...............................        40,589       268,579
                                         -----------    ----------
                                          55,903,652    55,168,689
  Less accumulated amortization.......    12,357,227     9,430,882
                                         -----------    ----------
                                          43,546,425    45,737,807
                                         -----------    ----------
                                         -----------    ----------
Organization and development costs:
  Operating facilities................     5,083,525     4,709,415
  Less accumulated amortization.......     3,462,185     2,535,553
                                         -----------    ----------
                                           1,612,340     2,173,862
  Facilities under development........       313,185       141,586
                                         -----------    ----------
                                           1,934,525     2,315,448
                                         -----------    ----------
Software costs........................     3,346,034     3,126,169
  Less accumulated amortization.......     1,367,345       655,774
                                         -----------    ----------
                                           1,978,689     2,470,395
                                         -----------    ----------
Total intangibles, net................   $47,459,639    50,523,650
                                         -----------    ----------
                                         -----------    ----------

                                     III-11

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(4) INTANGIBLE ASSETS--(CONTINUED)
    Acquisition related intangible assets arose from the acquisitions referred to in note 2. Amortization expense for acquisition related intangibles for the years ended December 31, 1994, 1993, and 1992, amounted to $2,906,265, $3,085,940, and $2,484,780, respectively.

    Amortization expense for organization and development costs for the years ended December 31, 1994, 1993 and 1992, amounted to $1,058,662, $989,741, and
$777,143, respectively. Additional organization and development costs charged to operations during 1993 and 1992 relating to abandoned dialysis or laboratory facilities amounted to $968,000, and $122,889, respectively.

    Amortization expense for software costs for the years ended December 31, 1994, 1993, and 1992 was $711,571, $496,218 and $150,384, respectively.

(5) NOTES RECEIVABLE

    Notes receivable at December 31 consist of the following:

                                               1994         1993
                                            ----------    --------
 Notes related to sale of laboratory
assets...................................   $  169,466    $340,228
  Notes related to sale of Corp. office
bldg. ...................................    1,500,000       --
  Other..................................      125,326     233,921
                                            ----------    --------
                                            $1,794,792    $574,149
                                            ----------    --------
                                            ----------    --------

(6) LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

    Long-term debt and capital lease obligations at December 31 consist of the following:

                                             1994          1993
                                          ----------    ----------
Acquisition and project development
  loan with bank.......................   $   --        10,500,000
Other..................................       --           175,000
                                          ----------    ----------
                                              --        10,675,000
Capital lease obligations (note 10)....      429,672       470,672
                                          ----------    ----------
                                             429,672    11,145,672
Less current maturities................       87,308       441,593
                                          ----------    ----------
                                          $  342,364    10,704,079
                                          ----------    ----------
                                          ----------    ----------

    The aggregate annual maturities of long-term debt and capital lease obligations at December 31, 1994, are as follows:

 YEAR ENDING
DECEMBER 31,
-------------
1995.........   $    87,308
1996.........       101,565
1997.........        90,973
1998.........        90,896
1999.........        58,930
                -----------
                $   429,672
                -----------

                                     III-12

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(6) LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS--(CONTINUED)
BANK CREDIT FACILITY

    On May 4, 1993, the Company replaced its existing credit agreement with a new agreement with a consortium of banks. Terms of the credit agreement provide the Company with a six year reducing revolving credit facility in the amount of $60,000,000. The revolving facility is available in full until August 30, 1995, when the availability begins to reduce by $3,750,000 each quarter until fully reduced on May 31, 1999. Borrowings under the facility will bear interest at either the bank prime rate or, at the Company's option, at a LIBOR rate plus an increment of 75 basis points to 125 basis points, depending on the ratio of debt to equity in accordance with a predetermined schedule.

    At December 31, 1994, there were no funds drawn under the credit facility. The Company's borrowing rate at December 31, 1994 was 8.5%. The weighted average interest rate for 1994 was 5.6%.

    The Agreement is subject to numerous restrictive covenants, including the payment of dividends, additional indebtedness, and the maintenance of various financial ratios. Both the Term Loan and the Revolving Credit Note are subject to certain borrowing base limitations. At December 31, 1994, the Company had waivers for or was in compliance with all loan covenants.

(7) REDEEMABLE COMMON STOCK

    During January 1991, the Company entered into an agreement with a university renal division which requires, for a period of five years, the renal division to provide medical director services for one of the Company's dialysis facilities. As partial payment for this arrangement, the Company issued to the university 30,000 shares of the Company's redeemable common stock at a value of $3.75 per share and $20,000. Shares issued in connection with this agreement are redeemable at the option of the holder ratably over a five-year period at $3.50 per share. During 1994, redemption rights on 6,000 shares for $23,500 expired. At December 31, 1994, the redemption privilege remained for 12,000 of these shares.

(8) SHAREHOLDERS' EQUITY

  Common Stock

    Pursuant to compensation agreements, the Company issued an aggregate of 36,043 and 55,000 shares of common stock to five of the Company's medical directors for the years ended December 31, 1992 and 1991, respectively. Forty thousand of the shares issued in 1991 were issued in connection with compensation arrangements for services to be performed for varying periods through 1994. Shares issued under such agreements are to vest ratably over the period services are to be performed. The market value of shares awarded has been recorded as unearned stock grant compensation and is shown as a separate component of shareholders' equity. The unearned compensation is being charged to operations over the period services are to be performed. If the agreements are terminated any unvested shares will be forfeited. At December 31, 1994, an unamortized balance of $598,608 was transferred to intangibles, as one of the agreements was deemed to be an agreement not to compete.

    On March 17, 1992, pursuant to the provisions of a Stock Purchase Agreement, the Company completed the sale of 1,170,732 shares of Common Stock to COBE Laboratories, Inc. (COBE), at a price of $10.25 per share or an aggregate purchase price of $12,000,003. As a result of this sale, together with shares acquired during 1991, COBE increased its ownership to approximately 30% of the Company's outstanding voting stock.

    On October 1, 1992, the Company completed the sale of 5,500,000 shares of the Company's common stock to COBE at a price of $9.75 per share, pursuant to the Stock Purchase Agreement, dated July 2, 1992, between the

                                     III-13

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(8) SHAREHOLDERS' EQUITY--(CONTINUED)
Company and COBE. Net proceeds from the sale totaling $51,371,989 were credited to common stock. As a result of the sale, COBE owned an aggregate of 9,342,921 shares of Common Stock, representing beneficial ownership of 51.1% of the Common Stock of the Company.

    During July 1993, COBE purchased an additional 693,300 shares of the Company's common stock from the Company's former Chairman, President and Chief Executive Officer and the former Senior Vice President of Administration and Reimbursement. In connection with this purchase of common stock by COBE, the Company recognized as additional paid-in capital and as compensation expense, $4,224,488, representing the difference paid by COBE and the market value of the stock purchased by COBE from the Company's former Chairman, President and Chief Executive Officer and the Company's former Senior Vice President of Administration and Reimbursement, coincident to their resignations. With this purchase, COBE increased its ownership of common shares to 53.5%.

    The Company has granted to COBE an option to purchase sufficient shares of the Company's Common Stock as may be necessary to prevent dilution of its percentage ownership of outstanding Common Stock of the Company and voting power below 50.1% in the event the Company proposes to issue additional voting securities. Among other things, the Stock Purchase Agreement provides that, in the event the Company proposes to issue any voting securities, COBE has the option to purchase any shares necessary to prevent dilution of its equity and voting rights. The agreement further provides that the Company and COBE enter into a six-year supply agreement pursuant to which, subject to certain restrictions, the Company will purchase 75% of its requirements for renal dialysis machines and 100% of the associated blood lines from COBE on terms no less favorable than COBE offers to third parties.

    During 1992, 67,700 previously issued warrants were exercised at $3.00 per share.

    During 1993, redemption rights totaling $1,442,000 on 187,000 shares expired without exercise. Common stock was increased and redeemable common stock was decreased as a result.

    During 1994, the Board of Directors approved an employee stock purchase plan (the "Plan"). Under the Plan all employees who work at least 20 hours per week and with at least one year of service may be granted the opportunity to purchase common stock at 85% of market value on the first or last business day of the six month payment period, whichever is lower. There were 25,539 shares issued at a price of $7.50 per share during the year ended December 31, 1994. Common shares reserved for future employee purchases were 374,461 shares at December 31, 1994. There have been no charges to income in connection with the Plan other than incidental expenses related to the issuance of the shares.

    During 1994, 12,000 shares of stock previously owned by a medical director were canceled for payment of a $159,000 promissory note executed between the medical director and the Company.

    During 1994, 25,000 previously issued warrants were exercised at $3.50 per share.

    The Board of Directors approved a stock option plan in December 1988 for 500,000 shares of common stock to be granted to key employees and directors. During 1992, an additional 250,000 shares were approved by the Company's shareholders for issuance under the Company's stock option plan. In accordance with the terms of agreements made under the stock option plan, one-quarter of the total shares covered by the agreements shall become exercisable during each twelve month period following the anniversary of granting and shall accumulate if not exercised in that year. The term of each option is ten years.

                                     III-14

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(8) SHAREHOLDERS' EQUITY--(CONTINUED)

    A summary of the option transactions is:

                                                                 OPTION ACTIVITY      PRICE RANGE
                                                                 ---------------    ---------------
Options Outstanding, December 31, 1991........................       275,525        $3.00 to $ 8.81
  Options granted.............................................       378,500        $8.13 to $15.00
  Less options exercised......................................        35,350        $3.00 to $ 6.50
  Less options canceled.......................................         5,050
                                                                     -------
Options outstanding, December 31, 1992........................       613,625        $3.00 to $15.00
  Options granted.............................................       235,000        $7.94 to $13.56
  Less options exercised......................................       251,000        $3.00 to $13.69
  Less options canceled.......................................        17,900
                                                                     -------
Options outstanding, December 31, 1993........................       579,725        $3.00 to $15.00
Options granted...............................................        97,500        $8.75 to $20.00
Less options exercised........................................        96,912        $3.00 to $13.69
Less options canceled.........................................        64,088
                                                                     -------
Options outstanding, December 31, 1994........................       516,225        $3.00 to $20.00
                                                                     -------
                                                                     -------

    Options exercisable at December 31, 1994, 1993 and 1992, are 170,613, 164,275 and 91,350 shares, respectively.

    In January 1992, the Board of Directors approved the issuance of a stock warrant to a former employee of the Corporation in recognition of services rendered. The warrant, issued on January 30, 1992 is for 4,000 shares of common stock, is exercisable upon issuance at $9.97 per share and expires January 30, 1997. The Board of Directors approved the issuance of a stock warrant to an independent contractor of the Corporation in recognition of services rendered. The warrant, issued October 14, 1992, is for 20,000 shares of common stock, is exercisable upon issuance at $11.75 per share and expires October 13, 2002.

(9) INCOME TAXES

    Components of federal and state income tax expense (benefit) from operations are as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                                1994          1993         1992
                                                             ----------    ----------    ---------
Current provision:
  Federal.................................................   $3,187,392      (907,243)   2,000,845
  State...................................................      383,546        34,820      601,883
                                                             ----------    ----------    ---------
                                                              3,570,938      (872,423)   2.602,728
                                                             ----------    ----------    ---------
Deferred provision:
  Federal.................................................    1,412,429    (1,278,755)     377,990
  State...................................................      586,633       (78,944)     (39,094)
                                                             ----------    ----------    ---------
                                                              1,999,062    (1,357,699)     338,896
                                                             ----------    ----------    ---------
                                                             $5,570,000    (2,230,122)   2,941,624
                                                             ----------    ----------    ---------
                                                             ----------    ----------    ---------

                                     III-15

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(9) INCOME TAXES--(CONTINUED)
    Actual income tax expense (benefit) differs from the "expected" income tax expense (benefit) (computed by applying the federal corporate rate of 34%) as follows:

                                                                1994          1993         1992
                                                             ----------    ----------    ---------
Computed expected Federal income tax expense (benefit)....   $4,787,507    (2,036,119)   2,820,780
Increase (decrease) in income taxes resulting from:
  State income taxes, net of federal benefit..............      640,318       (29,122)     371,440
  Alternative minimum tax utilized........................     (499,100)
  Goodwill amortization...................................       72,754      (167,573)     245,515
  Other...................................................       69,421         2,692        2,989
                                                             ----------    ----------    ---------
Provision for income taxes................................   $5,570,000    (2,230,122)   2,941,624
                                                             ----------    ----------    ---------
                                                             ----------    ----------    ---------

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

                                                                          1994           1993
                                                                       -----------    ----------
Deferred tax assets:
  Accounts receivable. principally due to allowance for doubtful
accounts............................................................   $ 1,607,243       637,124
  Compensation obligations, principally due to accrual for financial
    reporting purposes..............................................       431,391       482,623
  Self-Insurance claim reserve principally due to accrual for
    financial reporting purposes....................................       520,910       301,967
  Financial statement accrued expenses not deductible for tax
purposes............................................................       519,759       576,847
  State net operating loss carryforwards............................       410,190       460,859
  Assets under lease principally due to capital lease obligations...        27,699       188,158
  Alternative minimum tax credit....................................       --            373,839
  Federal net operating loss carryforward...........................       --          1,801,928
  Accumulated loss of foreign operations............................       234,532        --
  Other.............................................................        19,056        48,621
                                                                       -----------    ----------
      Total gross deferred tax assets...............................     3,770,780     4,871,966
      Less valuation allowance......................................      (410,190)     (431,326)
                                                                       -----------    ----------
      Net deferred tax assets.......................................     3,360,590     4,440,640
                                                                       -----------    ----------
Deferred tax liabilities:
  Property, plant and equipment and intangible assets, principally
    due to differences in depreciation and amortization.............    (4,340,769)   (3,521,366)
  Installment sale, principally due to accrual for financial
reporting purposes..................................................       (41,604)      (70,701)
  Other.............................................................      (199,929)      (71,223)
                                                                       -----------    ----------
      Total gross deferred tax liabilities..........................    (4,582,302)   (3,663,290)
                                                                       -----------    ----------
      Net deferred tax asset (liability)............................   $(1,221,712)      777,350
                                                                       -----------    ----------
                                                                       -----------    ----------

    The valuation allowance relates to state tax net operating loss carryforwards of certain of the Company's subsidiaries. The net change in the total valuation allowance for the year ended December 31, 1994, was a decrease of $21,136. The Company believes that more likely than not, the deferred tax assets, net of the valuation allowance, will be realized.

                                     III-16

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(9) INCOME TAXES--(CONTINUED)
    At December 31, 1994, the Company had net operating loss carryforwards for state income tax purposes of approximately $5,000,000, which are available to offset future taxable income in certain state jurisdictions through 2008.

(10) CAPITALIZED LEASES

    The Company has entered into various equipment lease arrangements that have been recorded as capital leases as follows:

                                                             DECEMBER 31,
                                                         ---------------------
                                                           1994        1993
                                                         --------    ---------
Cost of equipment.....................................   $763,763    1,303,121
Less accumulated depreciation.........................    143,162      824,566
                                                         --------    ---------
                                                         $620,601      478,555
                                                         --------    ---------
                                                         --------    ---------

    Interest rates on capital lease obligations range from 10.75% to 13.48%. The assets are being depreciated on a straight-line basis over their estimated useful lives not to exceed the related lease term, and depreciation expense for the years ended December 31, 1994, 1993 and 1992, was $88,362, $265,099, and
$274,950, respectively.

    Future minimum annual lease payments are as follows:

                           YEAR ENDING
                          DECEMBER 31,
-----------------------------------------------------------------
1995.............................................................   $137,855
1996.............................................................    140,786
1997.............................................................    117,337
1998.............................................................    105,612
1999.............................................................     61,607
                                                                    --------
                                                                     563,197
Less amounts representing interest...............................   (133,525)
                                                                    --------
Present value of minimum lease payments..........................   $429,672
                                                                    --------
                                                                    --------

    The Company leases certain dialysis equipment from a medical director. The lease and related liability were capitalized at the estimated fair market value of the underlying equipment of $172,510. Lease payments in excess of fair market value rental of $2,931 per month are charged to lease expense as paid. The Company paid an aggregate of $52,412 under this agreement during each of the years ended December 31, 1994, 1993, and 1992. The lease terminates in 1997.

(11) OPERATING LEASES

  Leases from Nonrelated Parties

    The Company leases real estate under noncancelable operating leases expiring in various years through 2017. Certain operating leases provide for renewal options over various periods at the fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases. In addition, the Company leases personal property under operating leases expiring in 1996.

                                     III-17

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(11) OPERATING LEASES--(CONTINUED)
  Leases from Related Parties

    The Company leases certain real estate under noncancelable operating leases from related parties. Such operating leases provide for renewal options over various periods at the fair rental value at the time of renewal. Rental expense for the years ended December 31, 1994, 1993, and 1992, under related party operating leases was $0, $94,740, and $255,878, respectively.

  Future Minimum Rental Payments

    Future minimum rental payments under noncancelable operating leases for each of the next five years and thereafter in the aggregate are:

                                  YEAR ENDING
                                 DECEMBER 31,
-------------------------------------------------------------------------------
1995...........................................................................   $ 4,226,946
1996...........................................................................     3,236,966
1997...........................................................................     2,718,424
1998...........................................................................     2,476,507
1999...........................................................................     2,309,672
Thereafter.....................................................................     7,502,377
                                                                                  -----------
                                                                                  $22,470,892
                                                                                  -----------
                                                                                  -----------

    Rental expense for the years ended December 31, 1994, 1993, and 1992, under all operating leases amounted to $4,506,117, $4,505,321, and $3,404,104, respectively.

(12) RELATED PARTY TRANSACTIONS

    On August 31, 1992, the Company sold substantially all of the operational assets of its drug testing laboratory to a shareholder and former director of the Company for $125,000 cash and a note for $125,000 at bank prime plus 1%. Under the terms of the note, principal payments of $50,000 and $25,000 were paid on January 1, 1994, and 1993, respectively, and the remaining principal of $50,000 is due on January 1, 1995. A loss on the sale of $276,123 was recognized on the transaction in 1992.

    In 1991, the Company entered into a six-year supply agreement with COBE, pursuant to which, subject to certain restrictions, the Company will purchase 75% of its requirements for renal dialysis machines and 100% of the associated blood line supplies on terms no less favorable than are offered to third parties. During 1994, 1993 and 1992, the Company incurred $7,845,189, $6,801,258, and $3,071,739, respectively, for equipment and supplies to COBE who owns 53.5% of the Company's outstanding voting stock (see note 8) and who appoints five of the members to the Board of Directors. In addition, during 1994, 1993 and 1992 the Company incurred $161,809, $86,877, and $114,560, respectively, for director fees and other expense reimbursements to COBE. Included in accounts payable and accrued expenses at December 31, 1994 is $743,874 payable to COBE.

    During 1994, 1993 and 1992, the Company incurred $631,943, $26,502, and
$176,875, respectively, for travel expense arranged through an agency in which a partner is the spouse of a director of the Company.

                                     III-18

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(13) SAVINGS AND PROFIT SHARING PLAN

    REN Corporation-USA Savings and Profit Sharing Plan (the "401K Plan"), amended and restated effective July 1, 1994, covers all employees over 21 years of age with a minimum of 1,000 hours of compensated service in the 12 month period preceding either of the 401K Plan entrance dates (January 1 or July 1). The 401K Plan allows participants to contribute before tax earnings up to limits established by the IRS ($9,240 for 1994). The 401K Plan earnings and gains accumulate tax deferred as long as the employee remains a participant.

    All participant contributions are fully vested to each individuals account. All employer contributions (matching deposits and discretionary contributions) also fully vest when granted.

    Employer contributions are discretionary. The Company will determine annually the amount of matching contributions for the following plan year and this amount will be allocated based on participation. In addition, the Company may decide to make further discretionary contributions. Employer discretionary contributions may be made for all eligible employees based on compensation.

    For the years ending December 31, 1994, 1993, and 1992, contributions expense was $197,800, $0, and $125,000, receptively.

(14) QUARTERLY OPERATING RESULTS (UNAUDITED)

    The following is a summary of the unaudited quarterly results of operations for the years ended December 31 (in thousands, except per share data):

                                                               1ST        2ND        3RD        4TH
1994                                                         QUARTER    QUARTER    QUARTER    QUARTER
----------------------------------------------------------   -------    -------    -------    -------
Revenue...................................................   $30,287     31,638     34,123     35,767
Gross operating profit....................................     8,586      9,150     10,955     11,683
Income from operations....................................     2,251      3,288      4,665      4,717
Income before income taxes................................     2,062      3,091      4,416      4,512
Net income................................................     1,238      1,885      2,666      2,722
Net income per common and common equivalent share.........   $  0.07       0.10       0.14       0.14

                                                              1TH        2ND        3RD        4TH
1993                                                        QUARTER    QUARTER    QUARTER    QUARTER
---------------------------------------------------------   -------    -------    -------    -------
Revenue..................................................   $25,475     26,296     23,229    30, 188
Gross operating profit...................................     8,464      8,378      2,881      8,410
Income (loss) from operations............................     2,818     (4,683)    (5,545)     1,971
Income (loss) before income taxes........................     2,818     (4,797)    (5,785)     1,775
Net income (loss)........................................     1,631     (3,002)    (3,435)     1,048
Net income per common and common equivalent share........   $  0.09      (0.16)     (0.19)      0.06

(15) COMMITMENTS AND CONTINGENCIES

    Final determination of amounts earned under prospective payment and cost-reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of management, adequate provision has been made for any adjustments that may result from such reviews.

                                     III-19

                              REN CORPORATION--USA
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1994

(15) COMMITMENTS AND CONTINGENCIES--(CONTINUED)
    The Company has been named a defendant in various legal actions arising from its normal business activities. In the opinion of management, any liability that may arise from such actions will not have a material adverse effect on the Company's financial position or results of operations.

    The Company has negotiated an agreement with an unrelated vendor to provide supplies at a specified cost for a period of five years. At December 31, 1994, the Company's commitment under the terms of this agreement amounts to approximately $1,400,000.

    HCFA has indicated the possibility of revisions to the Omnibus Budget Reconciliation Act (OBRA) of 1993. The proposed revision provides that when a Medicare entitlement based on age or disability occurs prior to Medicare eligibility based on end-stage renal disease (ESRD) criteria, and the plan has permissibly taken into account Medicare entitlement based on age or disability, the Medicare Secondary Payor (MSP) statute as amended by OBRA 1993, would not require a benefit coordination reversal. Based on written documentation from Medicare entitlement, REN has required a benefit coordination reversal since September 1993.

(16) SUBSEQUENT EVENTS

    During January 1995, the Company acquired majority interest in Greater Milwaukee Dialysis Center (GMDC), a Wisconsin general partnership, for approximately $3,870,000 and the assumption of liabilities totaling approximately $130,000. The partnership operates three outpatient hemodialysis clinics and one training center for continuous ambulatory peritoneal dialysis. The four clinics treat approximately 350 patients in the metropolitan area.

    Simultaneously with the acquisition of GMDC, the Company purchased all of the assets, rights, and contracts of the acute dialysis program operated by GMDC for approximately $744,000.

    During January 1995, the Company agreed to acquire the chronic and acute dialysis programs operated by George Washington University for approximately $5,000,000. The programs currently treat approximately 160 patients in the Washington, D.C. area.

    During January 1995, the Company sold its interest in a foreign entity engaged in providing dialysis services, to Hospital Medica Sur for total consideration of approximately $914,000. A loss on the sale of $100,000 has been included in the Company's 1994 financial results.

                                     III-20

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
REN Corporation -- USA

    We have audited the consolidated financial statements of REN
Corporation -- USA and subsidiaries as of December 31, 1994, and for the year then ended, and have issued our report thereon dated January 23, 1995 (included elsewhere in this Annual Report on Form 10-K). Our audit also included the financial statement schedule listed in Item 14(a) of this Annual Report on Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. The schedule of REN Corporation -- USA for the years ended December 31, 1993 and 1992, was audited by other auditors whose report dated January 25, 1994, expressed an unqualified opinion on that schedule.

    In our opinion, the 1994 financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Nashville, Tennessee
January 23, 1995

                                     III-21

                              REN CORPORATION--USA
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        JUNE 30,      DECEMBER 31,
                                                                          1995            1994
                                                                       -----------    ------------
                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................................    $      92       $    644
  Accounts receivable less allowance for uncollectibles and
    contractual adjustments of $15,022 and $12,885 at June 30, 1995
    and December 31, 1994, respectively.............................       20,488         22,252
  Estimated third-party settlements, net............................          431             60
  Inventory.........................................................        3,922          3,382
  Prepaid expense...................................................        1,622            974
  Current deferred taxes, net.......................................        3,729          3,079
  Other current assets..............................................          222          1,385
                                                                       -----------    ------------
      Total current assets..........................................       30,506         31,776
      Property, plant and equipment, net............................       55,163         51,916
      Intangible assets, net........................................       56,448         47,460
      Notes receivable..............................................       32,667         31,795
      Other assets..................................................        5,703          1,368
                                                                       -----------    ------------
      Total assets..................................................    $ 150,487       $134,315
                                                                       -----------    ------------
                                                                       -----------    ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank notes payable................................................    $     875       $ --
  Current maturities of long-term debt and capital lease
obligations.........................................................           92             87
  Accounts payable..................................................        8,722          6,541
  Accrued expenses..................................................        4,383          2,939
  Accrued wages and benefits........................................        3,842          3,751
  Income taxes payable..............................................          399          1,521
                                                                       -----------    ------------
      Total current liabilities.....................................       18,313         14,839
Long-term debt and capital lease obligations, less current
maturities..........................................................        5,394            342
Deferred taxes, net.................................................        4,974          4,301
Minority interest in consolidated subsidiaries......................          623             89
                                                                       -----------    ------------
      Total long-term liabilities...................................       10,991          4,732
Redeemable common stock; 6,000 and 12,000 shares issued and
  outstanding at June 30, 1995 and December 31, 1994,
respectively........................................................           24             47
Commitments and contingencies
Shareholders' equity:
  Common stock; no par value, authorized 60,000,000 shares;
    18,936,659 and 18,898,546 shares issued and outstanding at June
    30, 1995 and December 31, 1994, respectively....................      102,229        101,841
  Additional paid-in capital........................................        4,224          4,224
  Retained earnings.................................................       14,706          8,650
  Less unearned stock grant compensation............................       --           $    (18)
                                                                       -----------    ------------
      Total shareholders' equity....................................      121,159        114,697
                                                                       -----------    ------------
      Total liabilities and shareholders' equity....................    $ 150,487       $134,315
                                                                       -----------    ------------
                                                                       -----------    ------------

          See accompanying notes to consolidated financial statements.

                                     III-22

                              REN CORPORATION--USA
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                               THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    JUNE 30,                      JUNE 30,
                                           ---------------------------   ---------------------------
                                               1995           1994           1995           1994
                                           ------------   ------------   ------------   ------------
Revenue:
  Dialysis services......................    $ 38,714       $ 28,872       $ 73,793       $ 56,309
  Laboratory services....................       4,204          2,766          7,739          5,616
                                           ------------   ------------   ------------   ------------
                                               42,918         31,638         81,532         61,925
                                           ------------   ------------   ------------   ------------
Direct operating expense:
  Dialysis services......................      28,783         21,027         54,437         41,289
  Laboratory services....................       1,318          1,461          2,802          2,901
                                           ------------   ------------   ------------   ------------
                                               30,101         22,488         57,239         44,190
                                           ------------   ------------   ------------   ------------
Gross operating profit:
  Dialysis services......................       9,931          7,845         19,356         15,020
  Laboratory services....................       2,886          1,305          4,937          2,715
                                           ------------   ------------   ------------   ------------
                                               12,817          9,150         24,293         17,735
Indirect operating expense:
  Corporate office general,
    administrative and operations
support..................................       2,818          2,499          5,534          5,629
  Depreciation and amortization..........       3,207          2,675          6,069          5,269
  Bad debt expense.......................       1,018            687          1,542          1,202
  Loss of unconsolidated subsidiary......          17              0             62             95
                                           ------------   ------------   ------------   ------------
        Income from operations...........       5,757          3,289         11,086          5,540
Non-operating (income) expense:
  Interest income........................        (141)           (39)          (229)          (106)
  Interest expense.......................         349            237            642            493
                                           ------------   ------------   ------------   ------------
        Income before income taxes.......       5,549          3,091         10,673          5,153
Income tax expense.......................       2,274          1,206          4,375          2,030
Minority interest in income of
  consolidated subsidiary, net of income
  tax expense of $62 and $167 for the
  quarter and six months ended June 30,
1995.....................................          91         --                241         --
                                           ------------   ------------   ------------   ------------
  Net income.............................    $  3,184       $  1,885       $  6,057       $  3,123
                                           ------------   ------------   ------------   ------------
                                           ------------   ------------   ------------   ------------
Net income per common share and comon
share equivalent.........................    $   0.17       $   0.10       $   0.32       $   0.17
                                           ------------   ------------   ------------   ------------
                                           ------------   ------------   ------------   ------------

Weighted average common shares and common
share equivalents outstanding............  19,027,576     18,886,187     19,021,789     18,868,932

          See accompanying notes to consolidated financial statements.

                                     III-23

                              REN CORPORATION--USA
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           COMMON           ADDITIONAL                UNEARNED
                                    ---------------------    PAID-IN     RETAINED   STOCK GRANT
                                      SHARES      AMOUNT     CAPITAL     EARNINGS   COMPENSATION    TOTAL
                                    ----------   --------   ----------   --------   ------------   --------
December 31, 1994.................  18,898,546   $101,841     $4,224     $  8,650      $  (18)     $114,696
Net income........................      --          --         --           6,057      --             6,057
Issuance of common stock for
  employee stock purchase plan....      20,038        224      --           --         --               224
Exercise of stock options.........      12,075        140      --           --         --               140
Amortization of unearned stock
  grant compensation..............      --          --         --           --             18            18
Expiration of redeemable common
stock.............................       6,000         24      --           --         --                24
                                    ----------   --------   ----------   --------      ------      --------
June 30, 1995.....................  18,936,659   $102,229     $4,224     $ 14,707      $--         $121,159
                                    ----------   --------   ----------   --------      ------      --------
                                    ----------   --------   ----------   --------      ------      --------

          See accompanying notes to consolidated financial statements.

                                     III-24

                              REN CORPORATION--USA
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                             SIX MONTHS ENDED
                                                                                 JUNE 30,
                                                                           --------------------
                                                                             1995        1994
                                                                           --------    --------
Cash flows from operating activities:
  Net income............................................................   $  6,057    $  3,123
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization expense...............................      6,069       5,269
    Amortization of unearned stock grant compensation...................         18         122
    Deferred income taxes...............................................         23       --
  Effect on cash of change in operating assets and liabilities, net of effects from acquisitions:
    Accounts receivable and estimated third party settlements...........      1,392       1,600
    Inventory...........................................................       (540)       (621)
    Income taxes receivable.............................................      --          --
    Prepaid expenses and other current assets...........................        515       3,508
    Notes receivable and other assets...................................     (5,207)          1
    Accounts payable....................................................      2,181       4,059
    Accrued expenses and income taxes...................................        948       1,391
                                                                           --------    --------
        Net cash provided by operating activities.......................     11,456      18,452
                                                                           --------    --------
Cash flows from investing activities:
  Acquisitions, net of cash acquired....................................    (10,837)      --
  Purchase of property, plant and equipment.............................     (6,334)    (11,229)
  Intangible assets acquired............................................     (1,136)       (235)
  Net book value of assets sold.........................................          2       --
                                                                           --------    --------
        Net cash used in investing activities...........................    (18,305)    (11,464)
                                                                           --------    --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..............................     44,100       4,000
  Principal payments on long-term debt and capital lease obligations....    (38,168)    (11,062)
  Proceeds from common stock options and warrants exercised.............        365         506
  Redemption of common stock............................................      --           (159)
                                                                           --------    --------
        Net cash provided by (used in) financing activities                   6,297      (6,715)
                                                                           --------    --------
Net increase (decrease) in cash and cash equivalents....................       (552)        273
Cash and cash equivalents at beginning of period........................   $    644    $    655
                                                                           --------    --------
Cash and cash equivalents at end of period..............................   $     92    $    928
                                                                           --------    --------
                                                                           --------    --------

          See accompanying notes to consolidated financial statements.

                                     III-25

                              REN CORPORATION--USA
                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                  SIX MONTHS
                                                                                    ENDED
                                                                                   JUNE 30,
                                                                                --------------
                                                                                 1995     1994
                                                                                ------    ----
                                                                                (IN THOUSANDS)
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest...................................................................   $  530    $373
  Income taxes...............................................................    5,310       1

Supplemental schedule of noncash investing and financing activities:

    During the six months ended June 30, 1995 the Company acquired certain assets, principally goodwill and agreements not to compete, of two dialysis clinics operated by The George Washington University, a 51% ownership in certain assets, principally goodwill and equipment, of Greater Milwaukee Dialysis Corporation, and a 53.3% ownership interest in certain assets, principally goodwill and equipment of Rocky Mountain Kidney Center for an aggregate purchase price of approximately $12 million.

    During January of both 1995, and 1994, redemption rights on 6,000 shares of common stock for $23,500 expired.

                                     III-26

                              REN CORPORATION--USA
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

    The accompanying interim financial statements have been prepared in conformity with generally accepted accouting principles for interim financial information and with the instructions to Form 10-Q and Rule 10.01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, the interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. The interim financial statements should be read in conjunction with the 1994 audited consolidated financial statements and related notes. The results of operations for the interim periods may not be indicative of the operating results for the year ending December 31, 1995.

(2) INCOME TAXES

    Actual income tax expense for the six months ended June 30, 1995, differs from the "expected" income tax expense (computed by applying the federal corporate rate of 35%) as follows:

                                                                                   (IN THOUSANDS)
                                                                                   --------------
Computed expected federal income tax expense.....................................      $3,736
Increase in income tax resulting from:
  State income tax expense, net of federal benefit...............................         486
  Other..........................................................................         153
                                                                                       ------
    Income Tax Expense...........................................................      $4,375
                                                                                       ------
                                                                                       ------

(3) BANK CREDIT FACILITY

    During 1993, the Company replaced its existing credit agreement with a new agreement with a consortium of banks. Terms of the credit agreement provide the Company with a six-year reducing revolving credit facility in the amount of $60 million. The revolving facility is available in full until August 30, 1995 when the availability begins to reduce by $3.75 million each quarter until fully reduced on May 31, 1999. Borrowings under the facility will bear interest at either the bank prime rate or, at the Company's option, at a LIBOR rate plus an increment of 75 basis points to 125 basis points depending on the ratio of debt to equity in accordance with a predetermined schedule. At June 30, 1995, the Company had waivers for or was in compliance with all loan covenants. The Company had $4 million outstanding under the Credit Agreement at June 30, 1995.

(4) COMMITMENTS AND CONTIGENCIES

    The Company has been named a defendant in various legal actions arising from its normal business activites. In the opinion of management after consultation with counsel, any liability that may arise from such actions will not have a material adverse effect on the Company.

    On April 24, 1995, the U.S. Health Care Financing Administration (HCFA) advised Associate Regional Adminstrators for Medicare of a contemplated change in the government's interpretation of the amendment to the Medicare Secondary Payor (MSP) End Stage Rental Disease (ESRD) provision of the Social Security Act contained in the Omnibus Budget Reconciliation Act of 1993 (OBRA 93). An upcoming Program Instruction will officially advise Medicare Intermediaries that prior guidance by HCFA was erroneous and direct the Intermediaries to apply the reinterpretation of the Law retractively and prospective to all ESRD claims after August 10, 1993.

    The effect of this reinterpretation of the Law is to make Medicare the primary payor in cases where a Medicare beneficiary is entitled to Medicare benefits on the bases of either age or disability and ESRD and where the entitlement other than ESRD precedes the ESRD diagnosis. According to previous memorandum issued by

                                     III-27

                              REN CORPORATION--USA
       NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) COMMITMENTS AND CONTIGENCIES--(CONTINUED)
Medicare Intermediaries, the MSP provisions would apply irrespective of whether the ESRD diagnosis was before or after the Medicare entitlement other than ESRD.

    Because commercial rates are normally in excess of the Medicare allowable rates, the change in the application of the MSP provisions may result in a reduction of dialysis revenue going forward for those patients whose Medicare entitlement other than ESRD preceded their ESRD diagnosis.

    Because the reinterpretation of the MSP provisions to OBRA 93 is retroactive to August 10, 1993, the Company may be required to refund amount paid by commercial payors and bill Medicare as the primary payor for patients whose Medicare eligibility preceded their eligibility due to ESRD. It is not possible to predict at this time the financial consequences of such refund requests, net of any available reserves.

                                     III-28

                                                                     SCHEDULE IV

                        [ALEX. BROWN & SONS LETTERHEAD]

                                                              September 12, 1995

Special Committee of the
  Board of Directors
REN Corporation--USA
6820 Charlotte Pike
Nashville, TN 37209

Dear Sirs:

    REN Corporation--USA ("REN"), Gambro AB ("Gambro"), COBE Laboratories, Inc., a Colorado corporation and indirect wholly owned subsidiary of Gambro ("Parent"), and REN Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), have entered into an Agreement and Plan of Merger dated as of September 12, 1995 (the "Agreement") pursuant to which Purchaser shall make a tender offer (the "Offer") to purchase all the issued and outstanding shares of common stock, no par value, of REN (the "Common Stock") at a price of $20.00 per share, net to the seller in cash. The Agreement also provides that, following the Offer, Purchaser shall be merged with and into REN (the "Merger"), and that each then outstanding share of Common Stock, other than shares held by Parent, Purchaser and their affiliates, will be converted into the right to receive $20.00 in cash. You have requested our opinion regarding the fairness, from a financial point of view, of the cash consideration to be received by the stockholders of REN, other than Gambro, Parent, Purchaser and their affiliates, pursuant to the Agreement.

    Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements, and valuations for corporate and other purposes. We have served as financial advisor to the Special Committee of the Board of Directors of REN in connection with the transaction contemplated by the Agreement and will receive a fee for our services. We regularly publish research reports regarding the health care industry and the businesses and securities of publicly owned companies in that industry.

    In connection with this opinion, we have reviewed the Agreement and certain publicly available financial information concerning REN. We have reviewed certain internal financial analyses of REN made available to us by the management of REN and have held discussions with members of the senior management of REN regarding the business and prospects of REN. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of REN, (ii) compared certain financial and stock market information for REN with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, and (iv) performed such other studies and analyses and took into account such other matters as we deemed necessary.

    We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the REN senior management as to the likely future performance of REN. In addition, we have not made an independent valuation or appraisal of the assets of REN, nor have we been furnished with any such valuation or appraisal. We have relied, with your permission, on the statement made by Parent that Parent would not consent to the sale of REN and we were not requested or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Common Stock, REN or any of its constituent businesses. Our opinion is based on market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter.

    It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of REN only and may not be used for any other purpose without our prior written consent, provided, however, that we hereby consent to the inclusion of this opinion in any offer to purchase,
Schedule 14D-9, Schedule 13E-3 or proxy statement used in conjunction with the Offer or the Merger.

    Based on the analysis described above and subject to the foregoing limitations and qualifications, it is our opinion that the cash consideration to be received by the stockholders of REN other than Gambro, Parent, Purchaser and their affiliates pursuant to the Agreement is fair from a financial point of view to such stockholders as of the date of delivery of this letter.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

    Facsimiles of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                                BANK OF NEW YORK

           By Mail:                By Facsimile Transmission:      By Hand or Overnight Courier:

       Tender & Exchange                 (212) 815-6213                  Tender & Exchange
          Department                                                        Department
        P.O. Box 11248                Confirm by Telephone:             101 Barclay Street
     Church Street Station               (800) 507-9357             Receive and Deliver Window
    New York, NY 10286-1248                                             New York, NY 10286

    Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                   [LOGO]

                           Toll Free: 1-800-223-2064

United States:                                 Europe:
Wall Street Plaza                              Georgeson and Company
New York, New York 10005                       10th Floor
Banks and Brokers call collect                 Moor House
(212) 440-9800                                 119 London Wall
                                               London EC2Y 5ET
                                               Telephone 171-454-7100

                                or Call Collect:

                      The Dealer Manager for the Offer is:
                              UBS SECURITIES INC.
                          299 Park Avenue, 35th Floor
                         New York, New York 10171-0026
                            (212) 821-4000 (Collect)